NEXT...

2003 Annual Report

GENERAL GROWTH PROPERTIES, INC.

COMPANY PROFILE

General Growth Properties and its predecessor companies have been in the shopping center business for fifty years. It is the second largest regional mall Real Estate Investment Trust (REIT) in the United States. General Growth owns, develops, operates and/or manages shopping malls in 41 states and has ownership interests in, or management responsibility for, 172 regional shopping malls totaling 150 million square feet of retail space. The total retail space is inclusive of more than 16,000 retailers nationwide. General Growth provides investors with the opportunity to participate in the ownership of high-quality, income-producing real estate while maintaining liquidity. Our primary objective is to provide increasing dividends and capital appreciation for our shareholders.

Creating shareholder value is a primary objective of the company. The Bucksbaum family, which founded General Growth, is still engaged in the operation of the company's day-to-day business activities. As owners of the largest stake in the company, General Growth management's interests are aligned with those of each and every GGP shareholder.

FINANCIAL HIGHLIGHTS *dollars in thousands, except per share amounts*

	% Change 2003 vs. 2002	2003	2002	2001	2000	1999
Consolidated Property Revenues	31.5%	$ 1,185,693	$ 901,660	$ 803,709	$ 794,772	$ 691,044
Unconsolidated Revenues (at Company Share)	12.5%	$ 443,488	$ 394,223	$ 352,515	$ 316,888	$ 215,977
Funds from Operations (FFO) (Before Minority Interests)	27.5%	$ 618,561	$ 485,304	$ 296,777	$ 329,262	$ 261,767
FFO Per Share (Fully Diluted)[1]	22.9%	$ 2.31	$ 1.88	$ 1.32	$ 1.47	$ 1.28
Consolidated Real Estate Assets at Cost	33.4%	$10,305,066	$ 7,724,515	$ 5,707,967	$ 5,439,466	$ 5,023,690
Stock and Partnership Units Outstanding at Year End						
Shares of Common Stock[1]		217,293,976	187,191,255	185,771,796	156,843,777	155,092,275
Operating Partnership Units[1][2]		55,712,250	58,668,741	58,717,479	58,781,115	59,394,576
Shares of Convertible Preferred Stock		–	13,500,000	13,500,000	13,500,000	13,500,000
Shares of Common Stock Full Conversion of Operating Partnership Units and Convertible Preferred Stock[1]		273,006,226	271,362,846	269,992,125	241,127,742	239,989,701

MALL DATA *dollars in millions*

	2003	2002	2001	2000	1999
Mall Shop Tenant Sales[3]	$ 10,258	$ 9,061	$ 7,326	$ 7,243	$ 6,931
Shopping Center Interests Owned at Year End[4]	133	125	97	95	93
Mall Shop Square Footage Leased at Year End[3]	91.3%	91.0%	91.0%	91.0%	90.1%

(1) *Due to the three-for-one stock split effective December 5, 2003, all share and per share amounts have been reflected on a post-split basis.*
(2) *Operating Partnership Units can be exchanged on a one-for-one basis into shares of the Company's common stock.*
(3) *Excluding redevelopment properties.*
(4) *Includes Consolidated and Unconsolidated regional malls only.*

CONTENTS


84
93
95
97
125
133
1998
1999
2000
2001
2002
2003

SHOPPING CENTERS OWNED*† *at year end*

**Information presented for Consolidated and Unconsolidated Centers.*

† Includes regional malls only.


71
83
85
89
114
122
1998
1999
2000
2001
2002
2003

TOTAL SQUARE FOOTAGE OWNED* *in millions*

**Information presented for Consolidated and Unconsolidated Centers*


$4,063
$5,024
$5,439
$5,708
$7,725
$10,305
1998
1999
2000
2001
2002
2003

CONSOLIDATED REAL ESTATE ASSETS AT COST
dollars in millions


$5,176
$6,931
$7,243
$7,326
$9,061
$10,258
1998
1999
2000
2001
2002
2003

MALL SHOP SALES*†
dollars in millions

**Information presented for Consolidated and Unconsolidated Centers*

† Excluding redevelopment properties.


$ .63
$ .66
$ .69
$ .80
$ .92
$1.08
1998
1999
2000
2001
2002
2003

DIVIDEND GROWTH PER SHARE* dollar/share declared

**Reflects dividends declared for such fiscal years, including the amount declared in January 2004 for December 2003 operations.*

Due to the three-for-one stock split effective December 5, 2003, all per share amounts have been reflected on a post-split basis.

OUR VISION FOR THE NEXT 50 YEARS

PEOPLE CREATING SPECIAL PLACES AND EXPERIENCES

OPERATING PRINCIPLES

GGP was founded on the following principles, which guide our daily business. We still strive to:

1. Maintain a clear focus on what we do best: create value and profit by acquiring, developing, renovating, and managing retail properties throughout the United States.

2. Make decisions with your money that we would make with our own. When we act, we are acting with our own money side by side with yours. We are partners with our shareholders. The management and approximately 4,000 employees of General Growth own approximately 30% of the company.

3. Avoid actions based solely on our current stock price or for short-term results. We are in a long-term business. Our goal is to maximize and increase shareholder value.

4. Use conservative reporting methods that accurately and meaningfully reflect the operating results of our company. These methods are recommended by the National Association of Real Estate Investment Trusts (NAREIT).

5. Distribute a low percentage of Funds From Operations (FFO). Undistributed FFO represents our least expensive form of capital. Depreciation in real estate requires that we have the funds available to reinvest to keep our properties interesting, appealing, and attractive to customers.

6. Keep sight of the reasons our community of shareholders and business partners are invested in us: performance, security, and liquidity. We will be candid in our reporting to you. We will be honest in telling you what is good in our business and what the challenges are. In a business that counts on the successful handling of details, we will work hard to keep your confidence as we tend to the details at hand.

TO OUR SHAREHOLDERS

Fifty years ago Matthew and Martin Bucksbaum opened their first shopping center, Town and Country, in Cedar Rapids, Iowa. They were ahead of the curve, as shopping centers in the ensuing 50 years have proven to be a smart, profitable investment and an important part of the world's commercial, cultural and local community landscapes. We at General Growth Properties (GGP) are proud of our history over the past 50 years, proud of our recent accomplishments and committed to remaining ahead of the curve for the NEXT 50 years. Our past and future success is based on ensuring that our people create special places and experiences for our Consumers, Owners, Retailers and Employees (C.O.R.E.). That means ensuring our people use good sense when making the right business decisions based upon tried and true fundamentals. That means ensuring our people maintain our ethical compass in the right direction. That means ensuring our people bring clarity and focus to our decision-making process. That means ensuring our Company aggressively looks for opportunity. That means ensuring we continually develop our employee talent. That means ensuring we deliver consistent profitability. Good reputations and recurring profitability are not made overnight. They are made by continuous learning over the past 50 years and making the right choices, a practice we will continue for the NEXT 50 years.



Our evolution has been built on continuously compounding every aspect of the shopping center business. GGP's roots were in a single grocery store worth $35,000. That led to a single shopping center worth $1 million which in turn led to today's enterprise value of approximately $17 billion. This is the power of compounding. Not only have we compounded the number of properties we own, but we simultaneously generated industry-leading, compounded returns for you, our shareholders. We compounded our management, leasing and marketing skills into the finest in our industry. We compounded our development expertise into an efficient and profitable operation. We compounded our financial skills into complex and innovative transactions. We compounded our talent and our knowledge to distinguish ourselves from our peers. These things combined produced Funds From Operations (FFO) per share compounded growth and total return appreciation of 16% and 20% respectively over the last 10 years as a public company. Every $1.00 invested in GGP at the initial public

195

offering (IPO) in April 1993, including reinvested dividends, has grown to over $5.50 at the end of 2003. The power of compounding is a guiding principle at GGP.

As entrepreneurial buyers and managers of real estate, we don't just sit back and simply hope that our real estate appreciates. We manage our properties aggressively and consistently improve them to be positioned to attract our C.O.R.E. constituencies. We make our properties appeal to leading retailers of the world so they will locate their stores at our malls. We produce superior financial performance so that investors look to GGP first when they decide where to invest their money. We have



KINNEY SHOES
town & country

45 NEXT...

Real estate visionaries Martin and Matthew Bucksbaum expand their family grocery operation with the creation of one of America's earliest shopping centers—a spark that helped redefine the retail landscape.

thrived for 50 years in the real estate industry, an industry littered with many financial wrecks. We are proud to have created wealth for thousands of shareholders over the years. Significantly contributing to help people buy homes, send their children to college, or plan for retirement makes what we do so worthwhile. We strive for perfection, but when we make mistakes we take the time to learn from them. We are working for you.

Pictured above: Town and Country Center, Cedar Rapids, Iowa

Two years ago, although not required, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. This method reduces earnings by recognizing higher compensation expense for stock awards and stock option grants. Most financial experts believe this more properly reflects the true value of these awards and is part of our commitment to provide more accurate financial reporting despite the fact that most other companies have chosen not to.

2003 was an exceptionally profitable year. We delivered a 66.1% total return versus 51.3% (47.4% excluding GGP) for the National Association of Real Estate Investment Trusts' (NAREIT) mall peer group. Our performance in 2003 compares even more favorably to more broader indices such as the Morgan Stanley REIT Index, which appreciated 38.5%, the S&P 500, which increased 28.7%, and the NASDAQ, which appreciated 50%. Over the last ten years (since its IPO), GGP's per-share growth in FFO has increased at a rate of approximately 16% compounded annually. Annual compounded total return for GGP's shareholders, including reinvested dividends, has been approximately 20% from the IPO through December 31, 2003, compared to 9.5% for the S&P 500 Total Return Index and 10.8% for the NASDAQ during this same period. As owners of GGP, you will be pleased to know that in 2003 we accomplished the following:

- Full year diluted earnings per share increased 21.1% to $.46 as compared to $.38 in 2002.
- Fully diluted FFO per share increased to $2.31, 22.9% above 2002.
- Total FFO increased to $618.6 million versus $485.3 million in 2002, an increase of 27.5%.
- Total tenant sales increased 3% and comparable sales increased 0.6%.

A fifty-year history built on strong fundamentals and the core values of respect, honesty, integrity, passion, urgency, teamwork, loyalty, humility, trust, and fairness.

- Tenant sales per square foot were $352 versus $355 in 2002.
- Revenues for consolidated centers increased to $1.19 billion, an increase of 31.5% over 2002. Revenues for unconsolidated centers increased 12.5% to $443.5 million.
- Real estate property net operating income (NOI) for consolidated centers increased to $817.8 million, an increase of 28.3% over 2002. Unconsolidated center NOI increased 12.2% to $293.1 million.
- Mall shop occupancy increased to 91.3% versus 91% in 2002.

GGP is proud of its heritage. Our predecessor public company produced a 22% internal rate of return from 1970-1985. It was from the foundations of that company we learned to anticipate what was coming NEXT. A key part of our strategy has been to acquire properties that help our Company grow. Since 1993 when GGP became a public company for the second time, we acquired interests in over 160 retail properties totaling approximately $13.2 billion. In 2003, GGP acquired interests in 17 properties for approximately $2 billion. Highlights of GGP's 2003 acquisitions were:

- *GGP Ivanhoe III.* The remaining 49% interest in GGP Ivanhoe III, held by our joint venture partner Ivanhoe Cambridge, thereby increasing GGP's ownership in the seven properties to 100%. The interests included in the acquisition were Landmark Mall, Alexandria (Washington D.C.), Virginia; Mayfair, Wauwatosa (Milwaukee), Wisconsin; Meadows Mall, Las Vegas, Nevada; Park City Center, Lancaster (Philadelphia), Pennsylvania; Oglethorpe Mall, Savannah, Georgia; Oak View Mall, Omaha, Nebraska; and Northgate Mall, Chattanooga, Tennessee. We continue to own three properties in partnership with Ivanhoe Cambridge.
- *Saint Louis Galleria, St. Louis, Missouri and Coronado Center, Albuquerque, New Mexico.* Both of these centers are the dominant malls in their respective trade areas and expand our ability to deliver exceptional retail environments to our customers in these new markets.
- *The Maine Mall, Portland, Maine.* The Maine Mall, a premier center in the Northeastern United States, is one of the most dominant retail locations in the country. The property contains approximately 1.1 million square feet of retail space and produces average retail sales of approximately $465 per square foot.

General Growth Properties—a retail real estate leader with a $20 billion+ portfolio—reinvents the mall. More than just shopping, it's an experience.



- *Lynnhaven Mall, Virginia Beach, Virginia.* Virginia Beach is a robust, growing market with strong local and tourist traffic. The acquisition included a recently completed expansion area that allows us to add new retailers, entertainment destinations and restaurants.

- *Foothills Mall, Fort Collins, Colorado.* Foothills is the only mall in this dynamic college community located approximately 70 miles north of Denver.

Our strategy is to use short-term debt for acquisitions. Experience has shown us that we significantly improve the NOI during the first few years of ownership. By waiting to utilize permanent, long-term fixed rate financing, we capture benefits from the enhanced value that we create. Increasing cash flow and continuously refinancing our non-recourse loans enable us to grow profitably and consistently, thereby reducing

Pictured above: An architectural rendering of Jordan Creek Town Center, West Des Moines (Des Moines), Iowa–opening August 2004



EXT...

the need for equity. Furthermore, by keeping individual property loans at conservative levels, as determined by outside rating agencies, we keep our balance sheet strong. In 2003, we placed approximately $1.9 billion of long-term mortgages on 22 properties generating excess cash proceeds of approximately $682 million at extremely low borrowing costs. In addition, we financed approximately $950 million of new acquisitions during 2003 and increased our unsecured credit capacity by approximately $675 million to $1.25 billion. These methods of financing our business have dramatically reduced our weighted average cost of debt capital and have been a major driver of our industry-leading compound growth in per share FFO. At December 31, 2003, GGP's total market capitalization was $16.6 billion and we had consolidated and unconsolidated at share combined outstanding debt of $8.6 billion resulting in a very modest overall debt-to-market capitalization of 51.8%. Variable rate debt represented approximately 17% of total market capitalization, well within our target range of 15%-20%. Most importantly, our real estate property net operating income covered all of our interest costs by a very strong three times.

Two years ago our shareholder letter emphasized the importance of being solid and steady, living up in every way to our reputation as a blue-chip real estate company that consistently makes money and increases dividends year in and year out. During the past three years our dividend has grown by an average of 20% per year, more than any other REIT in that same period. Importantly, we achieved this dividend growth despite paying out less than 50% of our FFO per share, leaving us with hundreds of millions of dollars to reinvest in our business.

In the 10+ years that GGP has been a public company, our annual dividend has increased 12 times, from a split adjusted (3:1) $.493 per share in 1993 to $1.20 per share currently. A shareholder who invested in GGP at the IPO in 1993 received a $1.48 per share (pre-split) dividend on their $22 investment, or a 6.7% yield. IPO shareholders that still own their stock now receive an approximate 16.4% cash yield on their initial (pre-split) $22 per share investment. They have also realized a 552% return on their original investment. For comparative purposes the table below shows dividend yields of major stock market indices in 2003:

INDEX	YIELD
General Growth Properties	3.68%
DJIA Utilities	3.58%
DJIA Industrial Average	1.98%
S&P 500	1.51%
DJIA Transportation	1.08%
Russell 2000	0.95%
NASDAQ	0.35%

Source: Bloomberg



Pictured left to right: Robert Michaels, John Bucksbaum, Jean Schlemmer, Bernard Freibaum, Matthew Bucksbaum

In the past we have said how important it is for our Company to know what road we are on and where we are going. We believe the best road map is to infuse the organization with an exciting vision and a precise mission.

Our vision is:

"People creating special places and experiences"

Our mission is:

"To be a CUSTOMer built Company giving our C.O.R.E. customers what they want, when they want it, and where they want it"



We use these two guiding statements to help us continue to build our business for the long-term. We focus on our own internal strengths and what our Consumers, Owners, Retailers and Employees want NEXT. We align the capabilities of our people with the needs of our customers. We are a company that is evolving from good to great.

In our journey from good to great we concentrate on having the right people in the right positions. As our vision statement suggests, it is people creating the special places and experiences that powers the GGP engine on a daily basis. There are many ways to create special places, including internally at our Company. If we don't have the commitment to be special as an organization we can't make our properties special and we will not create the experiences our Consumers, Owners, Retailers and Employees want. We are a team at General Growth. We share the same goals, objectives and values to make this a better Company for all concerned. We engage in a collective effort at GGP rather than an individual one. We work in collaboration with our C.O.R.E. constituents. We work at all levels within the company to identify areas that need to change and to eliminate barriers to improvement and achieving greatness. We work to avoid the common traps that deter so many companies such as delay, sticking with the familiar and reluctance to commit to new technologies. By not fearing change and incorporating it into our operating culture, we continuously improve in terms of generating internal growth and executing our plans.

This past year, for the second time, we, along with the *Gallup Organization,* surveyed approximately 3,200 of our employees to help identify their strengths and find the right employee "fit." During the past four years over 80% of our employees have participated in various types of training in our GGP University. In the past year over 120 employees have gone through our most advanced leadership courses. The retention rate for those who have had some form of training is over 90%. 38% of the people who have gone through training have been promoted since the year 2000. Recognizing an employee's strength is critical to building a long-term, successful relationship between the Company and the employee and this will reward the shareholders as well. Our people are making GGP a place full of special experiences for those who work here, for those who invest here and for those who do business with us. Our people have a passion for what they do. They examine and improve every aspect of our Company and they make GGP better each and every day.

People creating special places and experiences is not just a headquarters theme. We create the most exciting, vibrant and entertaining shopping venues in the world. A critical component of our business today is the redevelopment, expansion and improvement of our existing properties. Today, more than ever, in order to succeed, it is essential to have the necessary capital available to reinvest in our properties. GGP has always understood and practiced the basic fundamentals of real estate, so we manage our finances prudently. Depreciation of real estate is real, and at GGP we used approximately $300 million of undistributed FFO in 2003 to improve our properties so that we can continue to provide long-term value for our owners. As part of the continuous process of evaluating our properties, we determine how to reinvigorate, revitalize and reinvent them. Many of our properties were built in the 1970's and 1980's. We reinvest in these properties to make certain they will be the retail venue that our customers shop NEXT. Last year our properties nationwide sponsored many Evening of Giving celebrations in the months of November and December resulting in nearly $1.5 million raised for local charities across the country. In addition, 145 malls participated in Children's Miracle Network programs generating substantial donations, of which 100% went directly to local affiliate hospitals in GGP mall trade areas. We value our position and acknowledge our responsibility in our local communities and these are additional ways in which we can create a special experience.

Technology is certainly one of the NEXT big things for all businesses. GGP has been at the forefront in bringing technology into all facets of our business. In order to better serve consumers, GGP has implemented a far-reaching Customer Relationship Management (CRM) program. The CRM initiative was developed to help improve GGP's business by leveraging customer knowledge. Through the use of GGP's customer database, we conduct cost-effective direct marketing and research with mall consumers on a one-to-one level. Our database contains over 1.1 million mall consumers, up from 450,000 in 2002, and is growing rapidly. We use CRM to support programs in multiple disciplines across GGP, including corporate marketing, local marketing, retailer productivity, new business development, asset management and leasing. Over 6 million emails were sent to GGP mall shoppers in 2003. Use of CRM's online direct marketing program generated savings/value of more than $3 million in 2003. Our email campaigns have been very useful with an average click through rate of approximately 14% versus an industry average email direct mail response rate of approximately 5%. The CRM program's online research tool is utilized to conduct real-time consumer research for fast results at a fraction of the cost of traditional methods. The last 50 years, our malls and our Company have continued to evolve. The pace of change is accelerated today and technology will play an ever-increasing role in determining what is NEXT.

The real estate business is frequently categorized as one of landlords and tenants. We view our business as being a partnership with our retailers. Our objective is to sustain our position as the leading developer, manager and operator of regional malls throughout the United States by creating special retail marketplaces and experiences that attract and retain retailers and business partners. One fundamental need that

2054

General Growth Properties—ever-evolving—continues to shape the future of shopping.
"People creating special places and experiences"

we stress to all our employees is to understand our retailers' issues and help them achieve their objectives. If we understand their needs, and they acknowledge ours, both of us can be successful. In 2003, GGP signed leases for over 4.5 million square feet of space, approximately 1.7 million more square feet than in 2002. By creating the right venues, by knowing what consumers want and by working with our retailers, we have learned that the most important retail concepts are the NEXT ones. That is why we regularly work with all our retail partners to make sure we always pursue the NEXT generation of retail.

In this letter we have tried to help you understand how GGP conducts business. You know that we have produced consistently profitable results for the last 50 years. We have created General Growth DNA over the last half-century that has infused our entire organization. Our employees feel it, our retailers understand it and our shareholders have been rewarded by it. It is this DNA, our culture, our way of doing business and the distilled wisdom from our founders that gives us the confidence to face the next 50 years. We are in an exciting business and we enjoy what we do each and every day. The precise details of what comes NEXT are hard to predict but we assure you that GGP is positioned to lead the way. Thank you for being part of our past. More importantly, however, we look forward to sharing the future with you.

NEXT...

Matthew Bucksbaum
Founder and Chairman of the Board

John Bucksbaum
Chief Executive Officer

Robert Michaels
President and Chief Operating Officer

Bernard Freibaum
Executive Vice President and Chief Financial Officer

Jean Schlemmer
Executive Vice President, Asset Management

OWNED AND MANAGED PROPERTIES

(as of March 2004)


THE AMERICAN CAFE
B. DALTON
FOOD COURT
Peachtree Mall
NORDSTROM
KENWOOD

Alabama
Century Plaza
Birmingham

Arizona
Arrowhead Towne Center
Glendale

Fiesta Mall
Mesa (Phoenix)

Mall at Sierra Vista
Sierra Vista

Park Place
Tucson

Superstition Springs
East Mesa (Phoenix)

Tucson Mall
Tucson

Arkansas
Park Plaza
Little Rock

The Pines
Pine Bluff

California
Bayshore Mall
Eureka

Burbank Town Center
Burbank (Los Angeles)

Chico Mall
Chico

Chula Vista Center
Chula Vista (San Diego)

County Fair Mall
Woodland

Eastridge Mall
San Jose

Fallbrook Center
West Hills (Los Angeles)

Galleria at Tyler
Riverside

Glendale Galleria
Glendale (Los Angeles)

Hanford Mall
Hanford

Montclair Plaza
Montclair (San Bernadino)

Moreno Valley Mall
Moreno Valley (Riverside)

NewPark Mall
Newark (San Francisco)

Northridge Fashion Center
Northridge (Los Angeles)

Redlands Mall
Redlands (San Bernadino)

Southland Mall
Hayward

Valley Plaza Mall
Bakersfield

Visalia Mall
Visalia

West Valley Mall
Tracy (San Francisco)

Colorado
Chapel Hills Mall
Colorado Springs

Foothills Mall
Fort Collins

Southwest Plaza
Littleton (Denver)

Connecticut
Brass Mill Center and Commons
Waterbury

The Shoppes at Buckland Hills
Manchester

Florida
Altamonte Mall
Altamonte Springs (Orlando)

Coastland Center
Naples

Eagle Ridge Mall
Lake Wales (Orlando)

Lakeland Square Mall
Lakeland (Orlando)

The Oaks Mall
Gainesville

Pembroke Lakes Mall
Pembroke Pines (Fort Lauderdale)

Regency Square Mall
Jacksonville

West Oaks Mall
Ocoee (Orlando)

Georgia
Cumberland Mall
Atlanta

North Point Mall
Alpharetta (Atlanta)

Oglethorpe Mall
Savannah

Peachtree Mall
Columbus

Shannon Mall
Union City (Atlanta)

Southlake Mall
Morrow (Atlanta)

Hawaii
Ala Moana Center
Honolulu

Prince Kuhio Plaza
Hilo

Queen Ka'ahumanu Center
Maui

Victoria Ward
Honolulu

Idaho
Boise Towne Square
Boise

Grand Teton Mall
Idaho Falls

Pine Ridge Mall
Pocatello

Silver Lake Mall
Coeur d'Alene

Illinois
Ford City Mall
Chicago

Golf Mill Center
Niles (Chicago)

Market Place Shopping Center
Champaign

Northbrook Court
Northbrook (Chicago)

Sandburg Mall
Galesburg

Spring Hill Mall
West Dundee (Chicago)

Stratford Square Mall
Bloomingdale (Chicago)

Indiana
Glenbrook Square
Fort Wayne

Marquette Mall
Michigan City

River Falls Mall
Clarksville

Iowa
Coral Ridge Mall
Coralville (Iowa City)

Mall of the Bluffs
Council Bluffs (Omaha, NE)

Managed only; no ownership interest

(1) The Shoppes at Buckland Hills, Manchester, CT (2) Landmark Mall, Alexandria (Washington D.C.), VA (3) Meadows Mall, Las Vegas, NV (4) Tucson Mall, Tucson, AZ (5) Peachtree Mall, Columbus, GA (6) Deerbrook Mall, Humble (Houston), TX (7) Alderwood Mall, Lynnwood (Seattle), WA (8) River Hills Mall, Mankato, MN (9) Glendale Galleria, Glendale (Los Angeles), CA (10) Kenwood Towne Centre, Cincinnati, OH (11) Victoria Ward, Honolulu, HI

Kentucky
Florence Mall
Florence (Cincinnati, OH)

Greenwood Mall
Bowling Green

Louisiana
Alexandria Mall
Alexandria

Mall St. Vincent
Shreveport

Pecanland Mall
Monroe

Pierre Bossier Mall
Bossier City (Shreveport)

Maine
Auburn Mall
Auburn

The Maine Mall
South Portland

Massachusetts
Natick Mall
Natick (Boston)

Silver City Galleria
Taunton (Boston)

Michigan
Adrian Mall
Adrian

Bay City Mall
Bay City

Birchwood Mall
Port Huron (Detroit)

The Crossroads
Portage (Kalamazoo)

Grand Traverse Mall
Traverse City

Lakeview Square
Battle Creek

Lansing Mall
Lansing

RiverTown Crossings
Grandville (Grand Rapids)

Westwood Mall
Jackson

Minnesota
Apache Mall
Rochester

Crossroads Center
St. Cloud

Eden Prairie Center
Eden Prairie (Minneapolis)

Knollwood Mall
St. Louis Park (Minneapolis)

River Hills Mall
Mankato

Mississippi
Greenville Mall
Greenville

Leigh Mall
Columbus

MetroCenter Mall
Jackson

Missouri
Capital Mall
Jefferson City

Columbia Mall
Columbia

Northpark Mall
Joplin

Saint Louis Galleria
St. Louis

Nebraska
Oak View Mall
Omaha

Westroads Mall
Omaha

Nevada
The Boulevard Mall
Las Vegas

Meadows Mall
Las Vegas

New Hampshire
Steeplegate Mall
Concord

New Mexico
Animas Valley Mall
Farmington

Coronado Center
Albuquerque

Mesilla Valley Mall
Las Cruces

North Plains Mall
Clovis

Rio West Mall
Gallup

Villa Linda
Santa Fe

New York
Lockport Mall
Lockport

St. Lawrence Centre
Messina

North Carolina
Carolina Place
Pineville (Charlotte)

Four Seasons Town Centre
Greensboro

Golden East Crossing
Rocky Mount

Valley Hills Mall
Hickory

Ohio
Colony Square Mall
Zanesville

Kenwood Towne Centre
Cincinnati

Oklahoma
Quail Springs Mall
Oklahoma City

Shawnee Mall
Shawnee (Oklahoma City)

Sooner Mall
Norman

Tulsa Promenade
Tulsa

Washington Park Mall
Bartlesville

Oregon
Clackamas Town Center
Portland

Gateway Mall
Springfield

Rogue Valley Mall
Medford

Salem Center
Salem

Valley River Center
Eugene

Pennsylvania
Neshaminy Mall
Bensalem

Park City Center
Lancaster (Philadelphia)

Rhode Island
Garden City Center
Cranston

South Carolina
Columbiana Centre
Columbia

Inlet Square Mall
Murrells Inlet (Myrtle Beach)

Tennessee
Northgate Mall
Chattanooga

Stones River Mall
Murfreesboro (Nashville)

Managed only; no ownership interest

Texas
Baybrook Mall
Friendswood (Houston)
Brazos Mall
Lake Jackson (Houston)
Deerbrook Mall
Humble (Houston)
First Colony Mall
Sugar Land (Houston)
Galleria Dallas
Dallas
Killeen Mall
Killeen
Mall de las Aguilas
Eagle Pass
Mall del Norte
Laredo
Memorial City Mall
Houston
The Parks at Arlington
Arlington (Dallas)
Sher-Den Mall
Sherman
Sikes Senter
Wichita Falls
Stonebriar Centre
Frisco (Dallas)
Town East Mall
Mesquite (Dallas)
Vista Ridge Mall
Lewisville (Dallas)
Willowbrook Mall
Houston
The Woodlands Mall
The Woodlands (Houston)

Utah
Cache Valley Mall
Logan
Cottonwood Mall
Holladay (Salt Lake City)
Newgate Mall
Ogden (Salt Lake City)
Provo Towne Centre
Provo
Red Cliffs Mall
St. George

Vermont
Burlington Town Center
Burlington

Virginia
Landmark Mall
Alexandria (Washington D.C.)
Lynnhaven Mall
Virginia Beach
Piedmont Mall
Danville
Tysons Galleria
McLean (Washington D.C.)

Washington
Alderwood Mall
Lynnwood (Seattle)
Bellis Fair
Bellingham (Seattle)
North Town Mall
Spokane
SouthShore Mall
Aberdeen
Spokane Valley Mall
Spokane
Three Rivers Mall
Kelso

Wisconsin
Fox River Mall
Appleton
Mayfair
Wauwatosa (Milwaukee)
Oakwood Mall
Eau Claire

Wyoming
Eastridge Mall
Casper
White Mountain Mall
Rock Springs

COMMUNITY CENTERS

(as of March 2004)

Arizona
Woodlands Village
Flagstaff

California
Anaheim Crossing
Anaheim

Colorado
Austin Bluffs Plaza
Colorado Springs

Idaho
Alameda Plaza
Pocatello
Boise Plaza
Boise
Boise Towne Plaza
Boise
KIDK/Baskin Robbins
Idaho Falls
Twin Falls Crossing
Twin Falls
Yellowstone Square
Idaho Falls

Louisiana
Riverlands Shopping Center
LaPlace (New Orleans)

Nevada
Fremont Village
Las Vegas
Plaza 800
Reno

Oregon
Bailey Hills Plaza
Eugene
Division Crossing
Portland
Halsey Crossing
Gresham (Portland)

Utah
Cache Valley Marketplace
Logan
Cottonwood Square
Salt Lake City
Country Hill Plaza
Ogden (Salt Lake City)
Fort Union
Salt Lake City
Gateway Crossing Shopping Center
Bountiful
North Temple Shops
Salt Lake City
Orem Plaza Center Street
Orem
Orem Plaza State Street
Orem
Plaza 9400
Sandy
Red Cliffs Plaza
St. George
River Pointe Plaza
West Jordan
Riverside Plaza
Provo
University Crossing
Orem

Washington
Spokane Valley Plaza
Spokane

Managed only; no ownership interest


GGP Properties
GGP Managed-only Properties
GGP Offices
Chicago (Corporate Headquarters)
Atlanta
Boston
Dallas
Honolulu
Los Angeles
Minneapolis
Salt Lake City
ME
VT
NH
MN
WI
MI
NY
MA
RI
CT
IA
PA
NJ
IN
OH
MD
DE
IL
WV
VA
MO
KY
NC
TN
AR
SC
MS
AL
GA
LA
FL

OWNED AND MANAGED PROPERTIES

(as of March 2004)


WA
MT
ND
OR
ID
SD
WY
NE
NV
UT
CO
CA
KS
AZ
NM
TX

1954–present DEVELOPMENT HISTORY

1954

Town and Country Shopping Center
Cedar Rapids, IA

1960

Duck Creek Plaza
Bettendorf, IA

Lindale Mall
Cedar Rapids, IA

1964

Wakonda Shopping Center
Des Moines, IA

1966

Hutchinson Plaza
Hutchinson, KS

1969

College Square
Cedar Falls, IA

Keosippi Plaza
Keokuk, IA

1971

Muscatine Mall
Muscatine, IA

North Grand Mall
Ames, IA

1972

The Citadel
Colorado Springs, CO

Marshalltown Mall
Marshalltown, IA

Northwest Arkansas Plaza
Fayetteville, AR

1973

Galvez Plaza
Galveston, TX

Northpark Mall
Davenport, IA

1974

SouthPark Mall
Moline, IL

1975

The Empire
Sioux Falls, SD

OakPark Mall
Austin, MN

SouthRidge Mall
Des Moines, IA

1977

Mall St. Vincent
Sheveport, LA

Westland Mall
West Burlington, IA

1978

Capital Mall
Jefferson City, MO

Eastland Convenience Center
Evansville, IN

Plaza Carolina
San Juan, Puerto Rico

Rushmore Mall
Rapid City, SD

Valley Mall
Harrisonburg, VA

1979

Greenwood Mall
Bowling Green, KY

Mall of the Bluffs Convenience Center
Council Bluffs (Omaha, NE), IA

1980

Dakota Square
Minot, ND

Lake Square Mall
Leesburg, FL

Mesa Mall
Grand Junction, CO

Southern Hills Mall
Sioux City, IA

1981

Colony Square
Zanesville, OH

Eastland Mall
Evansville, IN

Rio West Mall
Gallup, NM

SouthShore Mall
Aberdeen, WA

1982

Chapel Hills Mall
Colorado Springs, CO

1984

Fox River Mall
Appleton, WI

1985

Columbia Mall
Columbia, MO

1986

Harding Hills Shopping Center
Des Moines, IA

Mall of the Bluffs
Council Bluffs (Omaha, NE), IA

Oakwood Mall
Eau Claire, WI

The Pines
Pine Bluff, AR

1987

Bayshore Mall
Eureka, CA

1988

Bellis Fair
Bellingham (Seattle), WA

1990

Birchwood Mall
Port Huron (Detroit), MI

Gateway Mall
Springfield, OR

River Falls Mall
Clarksville, IN

1991

River Hills Mall
Mankato, MN

1992

Grand Traverse Mall
Traverse City, MI

1995

West Valley Mall
Tracy (San Francisco), CA

1996

Eagle Ridge Mall
Lake Wales (Orlando), FL

West Oaks Mall
Ocoee (Orlando), FL

1997

Brass Mill Center
Waterbury, CT

1998

Coral Ridge Mall
Coralville (Iowa City), IA

1999

RiverTown Crossings
Grandville (Grand Rapids), MI

2000

Stonebriar Centre
Frisco (Dallas), TX

2004 **(Opening Summer)**

Jordan Creek Town Center
West Des Moines (Des Moines), IA

FINANCIAL
REVIEW

CONTENTS

Selected Financial Data

(Dollars in thousands, except per share amounts)

The following table sets forth selected financial data for the Company which is derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and the related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report. Due to the three-for-one stock split effective December 5, 2003, unless otherwise noted, all previous applicable share or Unit and per share or per Unit amounts have been reflected on a post-split basis.

	2003	2002	2001	2000	1999
Operating Data					
Revenue	$ 1,270,728	$ 976,676	$ 799,365	$ 693,847	$ 607,733
Network discontinuance costs	—	—	66,000	—	—
Depreciation and amortization	231,172	179,542	144,863	119,337	107,951
Other operating expenses	486,224	367,744	293,725	224,255	204,110
Interest expense, net	276,235	215,340	220,402	212,640	185,839
Income allocated to minority interests	(112,111)	(86,670)	(40,288)	(51,676)	(32,444)
Equity in income of unconsolidated affiliates	94,480	80,825	60,195	50,063	17,890
Income from continuing operations	259,466	208,205	94,282	136,002	95,279
Income from discontinued operations, net	3,945	1,053	1,362	1,946	5,846
Income before cumulative effect of accounting change	263,411	209,258	95,644	137,948	101,125
Cumulative effect of accounting change	—	—	(3,334)	—	—
Net income	263,411	209,258	92,310	137,948	101,125
Convertible Preferred Stock Dividends	(13,030)	(24,467)	(24,467)	(24,467)	(24,467)
Net income available to common stockholders	$ 250,381	$ 184,791	$ 67,843	$ 113,481	$ 76,658
Earnings from continuing operations per share-Basic	$ 1.23	$ 0.98	$ 0.44	$ 0.72	$ 0.52
Earnings from continuing operations per share-Diluted	1.20	0.98	0.44	0.72	0.52
Earnings from discontinued operations per share-Basic	0.02	0.01	0.01	0.01	0.04
Earnings from discontinued operations per share-Diluted	0.02	—	0.01	0.01	0.04
Loss from cumulative effect of accounting change-Basic	—	—	(0.02)	—	—
Loss from cumulative effect of accounting change-Diluted	—	—	(0.02)	—	—
Earnings per share-Basic	1.25	0.99	0.43	0.73	0.56
Earnings per share-Diluted	1.22	0.98	0.43	0.73	0.56
Distributions Declared Per Share[1]	$ 0.78	$ 0.92	$ 0.80	$ 0.69	$ 0.66
Balance Sheet Data					
Investment in Real Estate Assets-Cost	$10,305,066	$ 7,724,515	$ 5,707,967	$ 5,439,466	$ 5,023,690
Total Assets	9,582,897	7,280,822	5,646,807	5,284,104	4,954,895
Total Debt	6,649,490	4,592,311	3,398,207	3,244,126	3,119,534
Preferred Minority Interests	495,211	468,201	175,000	175,000	—
Common Minority Interests	408,613	377,746	380,359	355,158	356,540
Convertible Preferred Stock	—	337,500	337,500	337,500	337,500
Stockholders' Equity	$ 1,670,409	$ 1,196,525	$ 1,183,386	$ 938,418	$ 927,758
Cash Flow Data					
Operating Activities	$ 578,487	$ 460,495	$ 207,125	$ 287,103	$ 205,705
Investing Activities	(1,745,455)	(949,411)	(367,366)	(356,914)	(1,238,268)
Financing Activities	$ 1,124,005	$ 381,801	$ 293,767	$ 71,447	$ 1,038,526
Funds from Operations[2]					
Funds from Operations-Operating Partnership	$ 618,561	$ 485,304	$ 296,777	$ 329,262	$ 261,767
Less: Allocations to Operating Partnership unitholders	(138,568)	(116,170)	(80,215)	(90,520)	(78,874)
Funds from Operations-Company stockholders	$ 479,993	$ 369,134	$ 216,562	$ 238,742	$ 182,893

(1) Reflects three dividend declarations in 2003, as the fourth quarter dividend was declared in January 2004.
(2) Funds from Operations ("FFO" as defined below) does not represent cash flow from operations as defined by Generally Accepted Accounting Principles ("GAAP"), should not be considered as an alternative to GAAP net income and is not necessarily indicative of cash available to fund all cash requirements. Please see "Reconciliation of Net Income Determined in Accordance with Generally Accepted Accounting Principles to Funds from Operations" below for a reconciliation of Net Income to FFO.

Selected Financial Data (continued)

(Dollars in thousands, except per share amounts)

Funds From Operations

General Growth, consistent with real estate industry and investment community preferences, uses Funds from Operations ("FFO") as a supplemental measure of the operating performance for a real estate investment trust. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains or losses from cumulative effects of accounting changes, extraordinary items and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. As discussed in Note 13, the treatment of debt extinguishment costs as extraordinary items was suspended with the effectiveness of the rescission of FASB Statement No. 4 in 2003. Accordingly, such previously recorded extraordinary items were reclassified to interest expense and no longer can be considered as excluded from the computation of FFO. Therefore, in the following presentation of its Funds from Operations, the Company has revised its computation of FFO for the years 2002, 2001 and 1999. In addition, the Company also has revised its FFO presentation for 2000 for certain losses on the sale of development property, for 2001 for the loss provision for network discontinuance costs and 2002 for minimum rent recognized for acquired below-market leases in order to be comparable to its 2003 FFO presentation and to reflect interpretations of the NAREIT approved presentation of such items that has changed since the Company's original presentation.

The Company considers FFO a supplemental measure for equity REITs and a complement to GAAP measures because it facilitates an understanding of the operating performance of the Company's properties. FFO does not give effect to real estate depreciation and amortization since these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, the Company believes that FFO provides investors with a clearer view of the Company's operating performance.

In order to provide a better understanding of the relationship between FFO and GAAP net income, a reconciliation of GAAP net income to FFO has been provided. FFO does not represent cash flow from operating activities in accordance with GAAP, should not be considered as an alternative to GAAP net income and is not necessarily indicative of cash available to fund cash needs.

Reconciliation of Net Income Determined in Accordance with Generally Accepted Accounting Principles to Funds from Operations:

	2003	2002	2001	2000	1999
Net Income available to common stockholders	$ 250,381	$ 184,791	$ 67,843	$ 113,481	$ 76,658
Cumulative effect of accounting change	—	—	3,334	—	—
Allocations to Operating Partnership unitholders	71,145	57,821	25,128	43,026	33,058
Net (gain) loss on sales	(3,720)	(19)	—	(32)	(3,083)
Depreciation and amortization	300,755	242,711	200,472	172,787	155,134
Funds from Operations-Operating Partnership	618,561	485,304	296,777	329,262	261,767
Funds from Operations-Minority Interest	(138,568)	(116,170)	(80,215)	(90,520)	(78,874)
Funds from Operations-Company	$ 479,993	$ 369,134	$ 216,562	$ 238,742	$ 182,893

Management's Discussion and Analysis of Financial Condition and Results of Operations

All references to numbered Notes are to specific footnotes to the Consolidated Financial Statements of the Company included in this Annual Report and which descriptions are incorporated into the applicable response by reference. The following discussion should be read in conjunction with such Consolidated Financial Statements and related Notes. Capitalized terms used, but not defined, in this Management's Discussion and Analysis of Financial Condition and Results of Operations have the same meanings as in such Notes.

Forward-Looking Information

Certain statements contained in this Annual Report may include certain forward-looking information statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects", "anticipates", "intends", "plans", "will", "believes", "seeks", "estimates", and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, acts of terrorism, interest rate trends, cost of capital requirements, availability of real estate properties, inability to consummate acquisition opportunities, competition from other companies and venues for the sale/distribution of goods and services, changes in retail rental rates in the Company's markets, shifts in customer demands, tenant bankruptcies or store closures, changes in vacancy rates at the Company's properties, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, changes in applicable laws, rules and regulations (including changes in tax laws), the ability to obtain suitable equity and/or debt financing, and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business.

Management's Contextual Overview & Summary

The Company's primary business is the ownership, management, leasing and development of retail rental property. Management of the Company believes the most significant operating factor affecting incremental cash flow and net income is increased rents (either base rental revenue or overage rents) earned from tenants at the Company's properties. These rental revenue increases are primarily achieved by re-leasing existing space at higher current rents, increasing occupancy at the properties so that more space is generating rent and sales increases of the tenants, in which the Company participates through overage rents. Therefore, certain operating statistics of the properties owned by the Company are presented to indicate the trends of these factors. Readers of this management analysis of operations of the Company should focus on trends in such rental revenues as tenant expense recoveries (which are intended to recover amounts incurred for property operating expenses, including real estate taxes) and net management fees and expenses, are not as significant in terms of major net indicators of trends in cash flow or net income. In addition, management of the Company considers changes in interest rates to be the most significant external factor in determining trends in the Company's cash flow or net income. As detailed in our discussion of economic conditions and market risk in this section, interest rates could rise in future months, which could adversely impact the Company's future cash flow and net income. Finally, the following discussion of management's analysis of operations focuses on the consolidated financial statements presented in this Annual Report. Trends in Funds from Operations ("FFO") as defined by The National Association of Real Estate Investment Trusts ("NAREIT") have not been presented in this management discussion of operations, as FFO, under current SEC reporting guidelines, can only be considered a supplemental measure of Company operating performance.

The summary immediately above has discussed operating factors which affect incremental annual cash flow and net income for individual properties owned by the Company in all comparable periods. However, another significant factor for overall increases in annual Company cash flow and net income is the acquisition of additional properties. During 2003, the Company acquired 100% interests in 10 regional malls and additional ownership interests in 7 regional malls, for total consideration of approximately $2.0 billion. Readers of this management analysis of operations should note that, as described in the results of operations discussion below, the major portion of increases in cash flow and net income versus prior years are due to the continued acquisition of property.

Seasonality

The business of our tenants and the Company's business are both seasonal in nature. Our tenants' stores typically achieve higher sales levels during the fourth quarter because of the holiday selling season, and with lesser, though still significant, sales fluctuations associated with the Easter holiday and back-to-school events. Although the Company has a year-long temporary leasing program, a significant portion of the rents received from short-term tenants are collected during the months of November and December. In addition, the majority of our tenants have December or January lease years for purposes of calculating annual overage rent amounts. Accordingly, overage rent thresholds are most commonly achieved in the Company's fourth quarter. Thus, occupancy levels and revenue production are generally higher in the fourth quarter of each year and lower during the first and second quarters of each year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates for a variety of reasons, certain of which are described below.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of the Company's financial condition and results of operations and require management to make difficult, complex or subjective judgments. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, recoverable amounts of receivables and deferred taxes and initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions, as further discussed below. The Company's critical accounting policies have not changed during 2003 from 2002.

Initial valuations and estimated useful lives or amortization periods for property and intangibles: Upon acquisition of a property, the Company makes an initial assessment of the initial valuation and composition of the assets acquired and liabilities assumed. These assessments consider fair values of the respective assets and liabilities and are determined based on estimated future cash flows using appropriate discount and capitalization rates. The estimated future cash flows that are used for this analysis reflect the historical operations of the property, known trends and changes expected in current market and economic conditions which would impact the property's operations, and the Company's plans for such property. These estimates of cash flows are particularly important as they are used for the allocation of purchase price between land, buildings and improvements and other identifiable intangibles including above, below and at-market leases. As the resulting cash flows are, under current accounting standards, the basis for the carrying values of the assets and liabilities and any subsequent impairment losses recognized, the impact of these estimates on the Company's operations could be substantial. Significant differences in annual depreciation or amortization expense may result from the differing amortization periods related to such purchased assets and liabilities. For example, the net consolidated carrying value of the land, buildings and other purchased intangible assets, net of identifiable purchased intangible liabilities, at December 31, 2003 for acquisitions completed by the Company in 2003 was approximately $2.3 billion which will be depreciated or amortized over estimated useful lives of five to forty-five years.

Events or changes in circumstances concerning a property may occur which could indicate that the carrying values or amortization periods of the assets and liabilities may require adjustment. The resulting recovery analysis also depends on an analysis of future cash flows to be generated from a property's assets and liabilities. Changes in the Company's overall plans (for example, the extent and nature of a proposed redevelopment of a property) and its views on current market and economic conditions may have a significant impact on the resulting estimated future cash flows of a property that are analyzed for these purposes.

Recoverable amounts of receivables and deferred taxes: The Company makes periodic assessments of the collectability of receivables (including those resulting from the difference between rental revenue recognized and rents currently due from tenants) and the recoverability of deferred taxes based on a specific review of the risk of loss on specific accounts or amounts. With respect to receivable amounts, this analysis places particular emphasis on past-due accounts and considers information such as, among other things, the nature and age of the receivables, the payment history and financial condition of the payee and the basis for any disputes or negotiations with the payee. For straight-line rents, the analysis considers the probability of collection of the unbilled deferred rent receivable given the Company's experience regarding such amounts. For deferred taxes, an assessment of the recoverability of the current tax asset considers the current expiration periods of the prior net operating loss carry forwards (currently through 2021-Note 6) and the estimated future taxable income of GGMI, a taxable REIT subsidiary of the Company. The resulting estimates of any allowance or reserve related to the recovery of these items is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on such payees and on GGMI.

Capitalization of development and leasing costs: The Company capitalizes the costs of development and leasing activities of its properties. These costs are incurred both at the property location and at the regional and corporate office level. The amount of capitalization depends, in part, on the identification and justifiable allocation of certain activities to specific projects and lease proposals. Differences in methodologies of cost identifications and documentation, as well as differing assumptions as to the time incurred on different projects, can yield significant differences in the amounts capitalized.

Certain Information About the Company Portfolio

At December 31, 2003, the Company owned the Consolidated Centers (120 regional malls and community centers) and the following investments in Unconsolidated Real Estate Affiliates (collectively, the "Company Portfolio"):

Venture Name	Number of Regional Mall Shopping Centers	Company Ownership Percentage
GGP/Homart	22*	50%
GGP/Homart II	10	50%
GGP/Teachers	5	50%
GGP Ivanhoe	2	51%
GGP Ivanhoe IV	1	51%
Quail Springs	1	50%
Town East Mall	1	50%
Circle T	1	50%
Total	43	

(*) Including 3 regional mall shopping centers owned jointly with venture partners.

For the purposes of this report, the 43 regional mall shopping centers listed above are collectively referred to as the "Unconsolidated Centers" and, together with the Consolidated Centers, comprise the "Company Portfolio".

Reference is made to Notes 1 and 4 for a further discussion of such Consolidated Centers and investments in Unconsolidated Real Estate Affiliates.

As used in this Annual Report, the term "GLA" refers to gross leasable retail space, including Anchors and all other areas leased to tenants; the term "Mall GLA" refers to gross leasable retail space, excluding both Anchors and Freestanding GLA; the term "Anchor" refers to a department store or other large retail store; the term "Mall Stores" refers to stores (other than Anchors) that are typically specialty retailers who lease space in the structure including, or attached to, the primary complex of buildings that comprise a shopping center; the term "Freestanding GLA" means gross leasable area of freestanding retail stores in locations that are not attached to the primary complex of buildings that comprise a shopping center; and the term "total Mall Stores sales" means the gross revenue from product sales to customers generated by the Mall Stores.

The Company has presented certain information on its Consolidated and Unconsolidated Centers separately in charts and tables containing financial data and operating statistics for its equity-owned retail properties. As a significant portion of the Company's total operations are structured as joint venture arrangements which are unconsolidated for GAAP purposes since the Company only has an approximate 50% interest in such properties through such joint ventures, management of the Company believes that financial information and operating statistics with respect to all properties owned provide important insights into the income produced by such investments for the Company as a whole. Since GGMI, a wholly-owned subsidiary of the Company, provides on-site management and other services to the Unconsolidated Centers, the management operating philosophies and strategies are generally the same whether the properties are consolidated or unconsolidated as a result of a joint venture arrangement. As a result, a presentation of certain financial information for Consolidated and Unconsolidated Centers on a stand-alone basis as well as operating statistics on a stand-alone and weighted average basis depicts the relative size and significance of these elements of the Company's overall operations.

Company Operating Data[a]

As of and/or for the Twelve Months Ended December 31, 2003 (unaudited)

Operating Statistics	Consolidated Centers	Unconsolidated Centers	Company Portfolio[b]
Space leased at centers not under redevelopment (as a %)	91.2%	91.4%	91.3%
Trailing 12 month total tenant sales per sq. ft.	$ 339	$ 378	$ 352
% change in total sales	2.71%	3.75%	3.05%
% change in comparable sales	0.52%	0.63%	0.56%
Occupied Mall and Freestanding GLA excluding space under redevelopment (in sq. ft.)	30,151,406	14,524,657	44,676,063
Certain Financial Information			
Average annualized in place rent per sq. ft.	$ 28.37	$ 32.63	
Average rent per sq. ft. for new/renewal leases (excludes 2003 acquisitions)	$ 31.83	$ 34.71	
Average rent per sq. ft. for leases expiring in 2003 (excludes 2003 acquisitions)	$ 22.16	$ 31.29	

(a) Data is for 100% of the Mall GLA in each portfolio, including those centers that are owned in part by unconsolidated affiliates. Data excludes properties currently being redeveloped and/or remerchandised and miscellaneous (non-mall) properties.

(b) Operational statistics presented in the column "Company Portfolio" are weighted average amounts.

Results of Operations of the Company

GENERAL Company revenues are primarily derived from tenants in the form of fixed minimum rents, overage rents and recoveries of operating expenses. In addition, the consolidated results of operations of the Company were impacted by the following acquisitions (listed by year):

2003
- Peachtree Mall in Columbus, Georgia
- Saint Louis Galleria in St. Louis, Missouri
- Coronado Center in Albuquerque, New Mexico
- The additional 49% ownership interest in GGP Ivanhoe III
- Lynnhaven Mall in Virginia Beach, Virginia
- Sikes Senter in Wichita Falls, Texas
- The Maine Mall in Portland, Maine
- Glenbrook Square in Fort Wayne, Indiana
- Foothills Mall in Fort Collins, Colorado
- Chico Mall in Chico, California
- Rogue Valley Mall in Medford, Oregon

2002
- Victoria Ward, Limited in Honolulu, Hawaii
- JP Realty, Inc. (51 properties in 10 western USA states)
- Prince Kuhio Plaza in Hilo, Hawaii
- Pecanland Mall in Monroe, Louisiana
- Southland Mall in Hayward, California

2001
- Tucson Mall in Tucson, Arizona

For purposes of the following discussion of the results of operations, the effect of "new" acquisitions is that, for the relevant comparative accounting periods, the properties listed above were not owned by the Company for the entire time in both accounting periods.

Inasmuch as the Company's consolidated financial statements reflect the use of the equity method to account for its investments in GGP/Homart, GGP/Homart II, GGP/Teachers, GGP Ivanhoe, GGP Ivanhoe III, GGP Ivanhoe IV, Quail Springs and Town East, the discussion of results of operations of the Company below related primarily to the revenues and expenses of the Consolidated Centers and GGMI.

COMPARISON OF YEAR ENDED DECEMBER 31, 2003 TO YEAR ENDED DECEMBER 31, 2002 The main reason for the increases when comparing the results of 2003 to those of 2002 is the new acquisitions as discussed above. The following chart calculates the change and percentage change for major items of revenue and expense:

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Percentage Change in Major Items of Revenues and Expenses

(Dollars in thousands)

Revenue or Expense Item	2003	2002	$ Change	% Change
Total Revenues	$ 1,270,728	$ 976,676	$ 294,052	30.1%
Minimum rents	$ 781,675	$ 584,260	$ 197,415	33.8%
Tenant recoveries	$ 333,712	$ 255,526	$ 78,186	30.6%
Overage rents	$ 34,928	$ 28,044	$ 6,884	24.5%
Management and other fees	$ 84,138	$ 75,479	$ 8,659	11.5%
Total Expenses	$ 717,396	$ 547,286	$ 170,110	31.1%
Real estate taxes	$ 89,038	$ 61,096	$ 27,942	45.7%
Repairs and maintenance	$ 82,217	$ 62,674	$ 19,543	31.2%
Other property operating costs	$ 153,786	$ 107,919	$ 45,867	42.5%
Property management and other costs	$ 109,844	$ 94,795	$ 15,049	15.9%
Depreciation and amortization	$ 231,172	$ 179,542	$ 51,630	28.8%
Interest Expense	$ 278,543	$ 219,029	$ 59,514	27.2%
Equity in net income of unconsolidated affiliates	$ 94,480	$ 80,825	$ 13,655	16.9%

The new acquisitions accounted for approximately $249.5 million of the $294.1 million increase in total revenues. The remainder of the increase in total revenues was attributable to the Comparable Centers (properties owned by the Company for the entire time during the relevant comparative accounting periods) and to GGMI, the components of which are described in more detail below.

The effect of new acquisitions comprised $151.8 million of the increase in minimum rents, while the remaining $45.6 million increase was due to additional rents from higher occupancies, higher base rents from lease renewals, as well as increased specialty leasing activities. Included in the increase in minimum rents was the effect of below-market lease rent accretion pursuant to SFAS 141 and 142 (Note 2) for the 2002 and 2003 acquisitions, which were $16.6 million in 2003 and $4.6 million in 2002.

The majority of the increase in tenant recoveries was mainly due to new acquisitions which accounted for $70.5 million of the $78.2 million increase. The remaining amount of the increase was due to increased recoverable operating costs at the Comparable Centers as noted below.

The increase in overage rents was substantially all due to new acquisitions which accounted for $6.7 million of the $6.9 million increase. The increase in management and other fees was primarily due to increases in acquisition, financing, leasing and development fees at GGMI, the components of which are discussed below.

The new acquisitions accounted for $117.9 million of the $170.1 million increase in total expenses, including depreciation and amortization. The remainder of the increase was attributable to the Comparable Centers and to GGMI as described in more detail below.

Real estate taxes increased mainly due to new acquisitions which accounted for $21.6 million of the $27.9 million increase. The remainder was due to increases at the Comparable Centers primarily due to reassessments and increased real estate tax rates at the properties. The increase in repairs and maintenance was substantially all due to the new acquisitions. As noted in management's contextual overview, the above increases in real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants.

The effect of new acquisitions accounted for $29.3 million of the $45.9 million increase in other property operating costs. The remainder was primarily due to approximately $7.5 million in increases in insurance costs and approximately $5.5 million in increases in net payroll costs including approximately $3.1 million in incremental compensation expenses recognized in 2003 over 2002 due to the vesting of certain of the Company's threshold vesting stock options as described in Note 9.

The increase in management and other fees and property management and other costs was primarily due to increased fees and expenses related to late 2003 acquisition activity of the Unconsolidated Real Estate Affiliates as discussed below. Third party management fees and expenses were generally comparable between the two years.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The new acquisitions accounted for $41.5 million of the $51.6 million increase in depreciation and amortization. The increase in interest expense, including amortization of deferred financing costs, due to the loans and financings related to the new acquisitions was $48.6 million. Interest rates were generally stable during 2003 but certain reductions in interest expense were achieved through the refinancing of existing higher rate mortgage debt.

The increase in equity in income of unconsolidated affiliates in 2003 was primarily due to an increase in the Company's equity in the income of GGP/Teachers which resulted in an increase of approximately $14.2 million. This increase is due to a full year of operations being reflected in 2003 versus only four months in 2002 as GGP/Teachers was formed in August 2002. In addition, the Company's equity in the income of GGP/Homart II increased approximately $7.2 million, primarily as a result of the acquisition of Glendale Galleria and First Colony Mall during the fourth quarter of 2002. These increases were partially offset by the acquisition of the 49% ownership interest in GGP Ivanhoe III in July 2003 which caused the operations of GGP Ivanhoe III to be fully consolidated for the remaining six months of 2003.

COMPARISON OF YEAR ENDED DECEMBER 31, 2002 TO YEAR ENDED DECEMBER 31, 2001 The main reason for the increases when comparing the results of 2002 to those of 2001 is the new acquisitions as presented above. The following chart calculates the change and percentage change for major items of revenue and expense:

Percentage Change in Major Items of Revenues and Expenses

(Dollars in thousands)

Revenue or Expense Item	2002	2001	$ Change	% Change
Total Revenues	$ 976,676	$ 799,365	$ 177,311	22.2%
Minimum rents	$ 584,260	$ 466,678	$ 117,582	25.2%
Tenant recoveries	$ 255,526	$ 218,700	$ 36,826	16.8%
Overage rents	$ 28,044	$ 22,746	$ 5,298	23.3%
Management and other fees	$ 75,479	$ 66,764	$ 8,715	13.1%
Total Expenses	$ 547,286	$ 504,588	$ 42,698	8.5%
Real estate taxes	$ 61,096	$ 51,057	$ 10,039	19.7%
Repairs and maintenance	$ 62,674	$ 53,922	$ 8,752	16.2%
Other property operating costs	$ 107,919	$ 84,941	$ 22,978	27.1%
Property management and other costs	$ 94,795	$ 66,987	$ 27,808	41.5%
Depreciation and amortization	$ 179,542	$ 144,863	$ 34,679	23.9%
Interest Expense	$ 219,029	$ 225,057	$ (6,028)	-2.7%
Equity in net income of unconsolidated affiliates	$ 80,825	$ 60,195	$ 20,630	34.3%

The new acquisitions accounted for approximately $104.7 million of the $177.3 million increase in total revenues with increases in tenant recoveries and fee income as discussed below representing the majority of the remaining increase in total revenues.

The effect of new acquisitions comprised $74.9 million of the $117.6 million increase in minimum rents, while the remainder of the increase was due primarily to new base rents on expansion space and specialty leasing increases at the Comparable Centers. Included in the increase in minimum rents was the effect of below-market lease rent accretion pursuant to SFAS 141 and 142 (Note 2) for the new acquisitions, which was $4.6 million in 2002.

The majority of the increase in tenant recoveries was attributable to the new acquisitions which accounted for $24.6 million of the $36.8 million increase. The remainder was due to increased recoverable operating costs at the Comparable Centers as noted below.

The $5.3 million increase in overage rents was substantially all due to the new acquisitions. The $8.7 million increase in management and other fees was primarily due to higher acquisition, financing, leasing and development fees.

Excluding the effects of the $66.0 million of Network Discontinuance costs (Note 11) which were incurred in 2001, but not in 2002, total expenses increased approximately $108.7 million in 2002. Of the increase, $53.4 million was due to the effect of the acquisitions as discussed above. The remainder of the increase in total expenses was attributable to the Comparable Centers and to GGMI as described below.

Real estate taxes increased mainly due to the new acquisitions which accounted for $8.8 million of the $10.0 million increase. The remainder was due to increases at the Comparable Centers primarily due to reassessments and increased real estate tax rates at the properties. The increase in repairs and maintenance was substantially all due to the new acquisitions. As noted in management's contextual overview, increases in real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants.

The $23.0 million increase in other property operating costs was primarily due to new acquisitions and increases in net payroll and professional services costs including approximately $11.8 million of compensation expenses recognized in 2002 due to the vesting of certain of the Company's threshold vesting stock options as described in Note 9.

The $8.7 million increase in management and other fees and property management and other costs was primarily due to increased fees and expenses related to the 2002 acquisition activity of the Unconsolidated Real Estate Affiliates as discussed below. Third party management fees and expenses were generally comparable between the two years.

The new acquisitions accounted for $18.2 million of the $34.7 million increase in depreciation and amortization. The $6.0 million decrease in interest expense in 2002 is primarily the result of approximately $14.0 million of debt extinguishment costs included in interest expense in 2001. These costs were reclassified in 2003 from extraordinary items per the rescission of FASB No. 4 (Note 13). Lower interest rates in 2002 also contributed to the 2002 decrease, which was partially offset by additional interest expense of approximately $15.1 million related to loans incurred or assumed in conjunction with new acquisitions.

The increase in equity in income of unconsolidated affiliates was partially a result of reduced interest rates on their mortgage loans primarily resulting from refinancings in 2001. In addition, the Company's equity in the income of GGP Ivanhoe III increased approximately $8.7 million, primarily caused by increases in minimum rents, tenant recoveries and specialty leasing revenues at the properties owned by GGP Ivanhoe III. The Company's equity in the income of GGP/Teachers, formed in 2002, resulted in an increase in earnings of approximately $6.0 million.

Liquidity and Capital Resources of the Company

As of December 31, 2003, the Company held approximately $10.7 million of unrestricted cash, and cash equivalents. During January 2004, an additional $140 million was borrowed under the Company's 2003 Credit Facility. The Company uses operating cash flow as the principal source of internal funding for short-term liquidity and capital needs such as tenant construction allowances and minor improvements made to individual properties that are not recoverable through common area maintenance charges to tenants. External funding alternatives for longer-term liquidity needs such as acquisitions, new development, expansions and major renovation programs at individual centers include:

- Construction loans
- Mini-permanent loans
- Long-term project financing
- Joint venture financing with institutional partners
- Operating Partnership level or Company level equity investments
- Unsecured Company level debt
- Secured loans collateralized by individual shopping centers

In this regard, in March 2003 the Company arranged the 2003 Credit Facility (as described below and in Note 5) to replace a previously existing unsecured credit. The 2003 Credit Facility was finalized in April 2003 with initial borrowing availability of approximately $779 million (which was subsequently increased to approximately $1.25 billion). At closing, approximately $619 million was borrowed under the 2003 Credit Facility, which has a term of three years and provides for partial amortization of the principal balance in the second and third years. As of December 31, 2003, the Company had borrowed approximately $789.0 million on the 2003 Credit Facility and management believes it is in compliance with any restrictive covenants (Note 5) contained in its various financial arrangements. Also, in order to maintain its access to the public equity and debt markets, the Company has a currently effective shelf registration statement under which up to $2 billion in equity or debt securities may be issued from time to time.

In addition, the Company considers its Unconsolidated Real Estate Affiliates as potential sources of short and long-term liquidity. In this regard, the Company has net borrowings (in place of distributions) at December 31, 2003 of approximately $8.9 million from GGP/Homart II, (which bears interest at a rate per annum of LIBOR plus 135 basis points) after repayments of approximately $73.1 million during 2003. Such loaned amounts from GGP/Homart II are currently due in March 2005 and primarily represent GGP/Homart II proceeds of the GGP MPTC and other recent financings and are expected to be repaid from future operating distributions from GGP/Homart II (Notes 4 and 5). To the extent that amounts remain due in March 2005 after the application of available operating distributions, the Company expects to repay such amounts from other financing proceeds as discussed below.

As of December 31, 2003, the Company had consolidated debt of approximately $6.6 billion, of which approximately $4.5 billion is comprised of debt bearing interest at fixed rates (after taking into effect certain interest rate swap agreements described below), with the remaining approximately $2.1 billion bearing interest at variable rates. In addition, the Company's Unconsolidated Real Estate Affiliates have mortgage loans of which the Company's allocable portion based on its respective ownership percentages is approximately $1.9 billion. Of the Company's share of total mortgage debt of Unconsolidated Real Estate Affiliates of $1.9 billion, approximately $1.2 billion is comprised of debt bearing interest at fixed rates (after taking into effect certain interest rate swap agreements), with the remaining approximately $0.7 billion bearing interest at variable rates. Except in instances where certain Consolidated Centers are cross-collateralized with the Unconsolidated Centers, or the Company has retained a portion of the debt of a property when contributed to an Unconsolidated Real Estate Affiliate (as indicated in the chart below and in Note 4), the Company has not otherwise guaranteed the debt of the Unconsolidated Real Estate Affiliates. Reference is made to Notes 5 and 12 and Items 2 and 7A of the Company's Annual Report on Form 10-K for additional information regarding the Company's debt and the potential impact on the Company of interest rate fluctuations.

The following summarizes certain significant investment and financing transactions of the Company currently planned or completed since December 31, 2002:

In January 2003, the Company refinanced the mortgage loans collateralized by the Provo Towne Centre and the Spokane Valley Mall with a new, long-term non-recourse mortgage loan. The new $95 million loan bears interest at a rate per annum of 4.42%, requires monthly payments of principal and interest and matures in February 2008.

On March 31, 2003, the Company sold McCreless Mall in San Antonio, Texas for aggregate consideration of $15 million (which was paid in cash at closing). The Company recorded a gain of approximately $4 million for financial reporting purposes on the sale of the mall. McCreless Mall was purchased in 1998 as part of a portfolio of eight shopping centers.

In April 2003, the Company reached an agreement with a group of banks to establish a new revolving credit facility and term loan (the "2003 Credit Facility") with initial borrowing availability of approximately $779 million (which was subsequently increased to approximately $1.25 billion). At closing, approximately $619 million was borrowed under the 2003 Credit Facility, which has a term of three years and provides for partial amortization of the principal balance in the second and third years (currently approximately $28.2 million and $36.1 million in 2004 and 2005, respectively). The proceeds were used to repay and consolidate existing financing including amounts due on the PDC Credit Facility, the Term Loan and the JP Realty acquisition loan. Amounts borrowed under the 2003 Credit Facility bear interest at a rate per annum of LIBOR plus 100 to 175 basis points depending upon the Company's leverage ratio.

On April 30, 2003, the Company completed the acquisition of Peachtree Mall, an 811,000 square foot enclosed regional mall located in Columbus, Georgia. The purchase price was approximately $87.6 million, which was paid at closing with a five-year interest-only acquisition loan (assuming the exercise by the Company of all no-cost extension options) of approximately $53 million (bearing interest at a rate per annum of LIBOR plus 85 basis points), and the balance from cash on hand and borrowings under the Company's credit facilities.

On June 11, 2003, the Company acquired Saint Louis Galleria, a two-level enclosed mall in St. Louis, Missouri. The purchase price was approximately $235 million which was funded by cash on hand, including proceeds from refinancings of existing long-term financing and an approximately $176 million acquisition, interest-only loan which matures in June of 2008 (assuming the exercise by the Company of all no-cost extension options) and currently bears interest at a rate per annum of LIBOR plus 165 basis points.

On June 11, 2003, the Company acquired Coronado Center, a two-level enclosed mall in Albuquerque, New Mexico. The purchase price was approximately $175 million and was funded by cash borrowed from the Company's credit facilities and by an approximately $131 million, interest-only acquisition loan which matures in October of 2008 (assuming the exercise by the Company of all no-cost extension options) and bore interest at a rate per annum of LIBOR plus 85 basis points. In September 2003, $30 million was paid down and the loan now bears interest at a rate per annum of LIBOR plus 91 basis points.

On June 13, 2003, the Company refinanced five malls, Boulevard Mall, West Valley Mall, Mayfair, Valley Plaza Mall and Regency Square Mall, which had all been a part of the GGP MPTC financing (see Note 5). Boulevard Mall was refinanced with a new non-recourse $120 million loan which requires monthly payments of principal and interest, matures in August of 2013 and bears interest at a rate per annum of 4.27%. West Valley Mall was refinanced with a new non-recourse $67 million loan which requires monthly payments of principal and interest, matures in April of 2010 and bears interest at a rate per annum of 3.43%. Mayfair (owned by GGP Ivanhoe III which was an Unconsolidated Real Estate Affiliate until the July 1, 2003 acquisition described below) was refinanced with a new non-recourse $200 million loan which requires monthly payments of principal and interest, matures in June of 2008 and bears interest at a rate per annum of 3.11%. Valley Plaza was refinanced with a new non-recourse $107 million loan which requires monthly payments of principal and interest, matures in July of 2012 and bears interest at a rate per annum of 3.90%. Regency Square Mall was refinanced with a new non-recourse $106 million loan which requires monthly payments of principal and interest, matures in July of 2010 and bears interest at a rate per annum of 3.59%.

On July 1, 2003, the Company acquired the 49% ownership interest in GGP Ivanhoe III which was held by Ivanhoe, the Company's joint venture partner, thereby increasing the Company's ownership interest to a full 100%. Concurrently with this transaction, a new joint venture, GGP Ivanhoe IV, was created between the Operating Partnership and Ivanhoe to own Eastridge Mall, which previously had been owned by GGP Ivanhoe III. No gain or loss will be recognized on this transaction by GGP Ivanhoe III. The Company's ownership interest in GGP Ivanhoe IV is 51% and Ivanhoe's ownership interest is 49%. The aggregate consideration for the GGP Ivanhoe III acquisition was approximately $459 million. Approximately $268 million of existing mortgage debt was assumed in connection with the GGP Ivanhoe III acquisition. The balance of the aggregate consideration, or approximately $191 million, was funded using a combination of proceeds from the refinancing of existing long-term debt and new mortgage loans on previously unencumbered properties as described immediately below.

On July 1, 2003, the Company obtained an aggregate of five new amortizing mortgage loans on sixteen previously unencumbered properties. Visalia Mall was financed with a new non-recourse $49.0 million loan which is scheduled to be repaid in January 2010, matures in 2028 and bears interest at a rate per annum of 3.78%. Boise Towne Plaza was financed with a new non-recourse $12.1 million loan which matures in July of 2010 and bears interest at a rate per annum of 4.70%. A new non-recourse loan of approximately $38.5 million, cross-collateralized by a group of nine retail properties (Austin Bluffs Plaza, Division Crossing, Fort Union Plaza, Halsey Crossing, Orem Plaza-Center Street, Orem Plaza-State Street, River Pointe Plaza, Riverside Plaza and Woodlands Village), was obtained. This mortgage loan bears interest at a rate per annum of 4.40% and is scheduled to mature in April of 2009. A new non-recourse loan of approximately $29.4 million, collateralized by the Gateway Crossing and the University Crossing retail properties, was obtained which matures in July of 2010 and bears interest at a rate per annum of 4.70%. Finally, a new non-recourse loan of approximately $87 million, cross-collateralized by the Animas Valley, Grand Teton and Salem Center retail properties, was obtained which matures in July of 2008 and bears interest at a rate per annum of 3.56%.

On July 15, 2003, the Company completed the redemption of the PIERS, (Note 1). The Company, through voluntary conversion by the holders of the PIERS or at redemption, redeemed the $337.5 million of preferred stock represented by the PIERS with Common Stock (plus a nominal amount of cash for fractional shares).

On July 31, 2003, the Company obtained a new long-term fixed rate non-recourse mortgage loan collateralized by The Meadows Mall. The new $112 million loan, bearing interest at a rate per annum of 5.45%, and requiring monthly payments of principal and interest, matures in August 2013, and replaced a previously existing $59.6 million mortgage loan.

On August 27, 2003, the Company acquired Lynnhaven Mall, an enclosed mall in Virginia Beach, Virginia for approximately $256.5 million. The consideration (after certain prorations and adjustments) was paid in the form of cash borrowed under the Company's credit facilities and a $180 million interest-only acquisition loan. The acquisition loan currently bears interest at a rate per annum of LIBOR plus 125 basis points and is scheduled to mature in August 2008, (assuming the exercise of three one-year, no-cost extension options).

On September 12, 2003, the Company refinanced Tucson Mall and Park City Center and, through GGP/Homart, Newgate Mall, all of which had been a part of the GGP MPTC financing, with new, non-recourse mortgage loans. The new $163 million loan collateralized by Park City Center requires monthly payments of principal and interest, bears interest at a rate of 5.19% per annum and is scheduled to mature in October 2010. The new $130 million loan collateralized by Tucson Mall requires monthly payments of principal and interest, bears interest at a rate of 4.26% per annum and is scheduled to mature in July 2008. The new $45 million loan collateralized by Newgate Mall requires monthly payments of principal and interest, bears interest at a rate of 4.84% per annum and is scheduled to mature in October 2010.

On October 14, 2003, the Company acquired Sikes Senter, an enclosed mall located in Wichita Falls, Texas. The purchase price was approximately $61 million, which was paid at closing with an interest-only acquisition loan of approximately $41.5 million (bearing interest at a rate per annum of LIBOR plus 70 basis points and scheduled to mature in November 2008, assuming all no-cost extension options are exercised) and the balance from cash on hand and amounts borrowed under the Company's credit facilities.

On October 29, 2003, the Company acquired The Maine Mall, an enclosed mall in Portland, Maine. The aggregate consideration paid for The Maine Mall was approximately $270 million (subject to certain prorations and adjustments). The consideration was paid in the form of cash borrowed under the Company's credit facilities and an approximately $202.5 million acquisition loan which initially bears interest at a rate per annum of LIBOR plus 92 basis points. After May 14, 2004, depending upon certain factors, the interest rate spread per annum could vary from 85 to 198 basis points. The loan requires monthly payments of interest-only and matures in five years (assuming the exercise by the Company of all no-cost extension options).

On October 31, 2003, the Company acquired Glenbrook Square, an enclosed mall in Fort Wayne, Indiana. The aggregate consideration paid for Glenbrook Square was approximately $219 million (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including proceeds from refinancings of existing long-term debt and by an approximately $164.3 million interest-only acquisition loan which initially bears interest at a rate per annum of LIBOR plus 80 basis points. After April 10, 2004, depending upon certain factors, the interest rate spread per annum could vary from 85 basis points to 185 basis points. The loan requires monthly payments of interest-only and matures in five years (assuming the exercise by the Company of all no-cost extension options).

On December 5, 2003, the Company acquired Foothills Mall, four adjacent retail properties in Foothills, Colorado. The aggregate consideration paid was approximately $100.5 million (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including borrowings under the Company's credit facilities, approximately $26.6 million in 6.5% preferred units of limited partnership in the Operating Partnership, and approximately $45.8 million in assumed debt. The assumed debt requires monthly payments of principal and interest, bears interest at a weighted average rate per annum of approximately 6.6% and matures in September 2008.

On December 23, 2003, the Company acquired Chico Mall, an enclosed mall in Chico, California. The aggregate consideration paid for Chico Mall was approximately $62.4 million (subject to certain prorations and adjustments). The consideration was paid in the form of cash borrowed under the Company's credit facilities and the assumption of approximately $30.6 million in existing long-term mortgage indebtedness that currently bears interest at a rate per annum of 7.0%. The loan requires monthly payments of principal and interest and is scheduled to mature in March 2005.

On December 23, 2003, the Company acquired Rogue Valley Mall, an enclosed mall in Medford, Oregon. The aggregate consideration paid for Rogue Valley Mall was approximately $57.5 million (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including proceeds from borrowings under the Company's credit facilities and by the assumption of approximately $28 million in existing long-term mortgage indebtedness that currently bears interest at a rate per annum of 7.85%. The loan requires monthly payments of principal and interest and is scheduled to mature in January 2011.

On January 7, 2004, the Company acquired a 50% ownership interest in Burlington Town Center, an enclosed mall in Burlington, Vermont. The aggregate consideration for the 50% ownership interest in Burlington Town Center is approximately $10.25 million (subject to certain prorations and adjustments) of which approximately $9 million was paid in cash at closing with the remaining amounts to be funded in cash in 2004 when certain conditions related to the property are satisfied. In addition, the Company issued to the venture a non-recourse loan collateralized by the property to replace the existing mortgage debt collateralized by the property. The Company's $31.5 million mortgage loan requires monthly payments of principal and interest, bears interest at a weighted average rate per annum of approximately 5.5% and is scheduled to mature in January 2009. In addition, the Company has an option to purchase the remaining 50% ownership interest in Burlington Town Center until January 2007 at a price computed on a formula related to the Company's initial purchase price. Due to substantive participating rights held by the unaffiliated venture partners, this investment is expected to be accounted for by the Company on the equity method.

On January 16, 2004, the Company acquired Redlands Mall, an enclosed mall in Redlands, California. The purchase price paid for Redlands Mall was approximately $14.25 million (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including proceeds from borrowings under the Company's credit facilities.

On March 1, 2004 the Company acquired the remaining 50% general partnership interest in Town East Mall in Mesquite, Texas from its unaffiliated joint venture partner. The purchase price for the 50% ownership interest was approximately $44.5 million, which was paid in cash from cash on hand, including proceeds from borrowings under the Company's credit facilities.

On March 5, 2004, the Company acquired Four Seasons Town Centre, an enclosed mall in Greensboro, North Carolina. The purchase price paid for Four Seasons Town Centre was approximately $161 million (subject to certain prorations and adjustments). The consideration was paid from approximately $134 million in assumed debt, approximately $25.1 million in 7% preferred units of limited partnership in the Operating Partnership and the remaining amounts from cash on hand, including proceeds from borrowings under the Company's credit facilities. Immediately following the closing, the Company prepaid approximately $22 million of such debt using cash on hand.

In addition, certain Unconsolidated Real Estate Affiliates completed significant investment and financing transactions since December 31, 2002, which are summarized as follows:

On February 14, 2003, GGP/Homart purchased from the holder the portion of the GGP MPTC financing (approximately $65 million) attributable to the West Oaks Mall, a property 100% owned by GGP/Homart. In October 2003, a new $76 million loan which matures in August 2013 and bears interest at a rate per annum of 5.25% was obtained.

In March 2003, the Company, through GGP/Homart, refinanced the Pembroke Lakes Mall $84 million mortgage with a new long-term mortgage loan. The new $144 million loan is comprised of two notes, both of which mature in April 2013 and bears interest at a weighted average interest rate per annum of 4.94%.

Also in March 2003, the Company, through GGP/Homart, repaid the $44.0 million mortgage collateralized by Columbiana Centre. A new $72 million mortgage loan, collateralized by the Columbiana Centre, was obtained in April 2003. The new loan, maturing in May 2008, provides for periodic amortization of principal and interest and bears interest at a rate per annum of 4.13%.

In May 2003, the $19.1 million 7.65% mortgage loan (originally scheduled to mature in September 2003) collateralized by Bay City Mall was repaid by GGP/Homart. In November 2003, GGP/Homart obtained replacement financing secured by the property in the form of a new $26.5 million non-recourse mortgage loan bearing interest at a rate per annum of 6.70% and maturing in December 2013.

In September 2003, the Company, through GGP/Homart, refinanced Lakeland Square Mall and Chula Vista Center. The new, $60 million loan collateralized by Lakeland Square Mall bears interest at a rate per annum of 5.13%, requires monthly payments of principal and interest and matures in October 2013. The new $65 million loan collateralized by Chula Vista Center bears interest at a rate per annum of 4.12%, requires monthly payments of principal and interest and matures in October 2008.

On October 9, 2003, the Company, through GGP/Homart, refinanced the Shoppes at Buckland Hills. The new $112.5 million interest-only loan bears interest at a rate per annum of LIBOR plus 80 basis points and, assuming the exercise of all no-cost extension options, matures in October 2008.

Approximately $454.9 million of the Company's consolidated debt is scheduled to mature in 2004 and approximately $417.6 million of consolidated debt is scheduled to mature in 2005. In addition, the Unconsolidated Real Estate Affiliates have certain mortgage loans maturing in 2004 (the Company's portion based on the Company's ownership percentage is approximately $87.1 million). Although agreements to refinance all of such indebtedness have not yet been reached, the Company anticipates that all of its debt will be repaid or refinanced on a timely basis. Other than as described above or in conjunction with possible future new developments or acquisitions, there are no current plans to incur additional debt, increase the amounts available under the Company's credit facilities or raise equity capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table aggregates the Company's contractual obligations and commitments subsequent to December 31, 2003:

Contractual Obligations and Commitments

(Dollars in thousands)

	2004	2005	2006	2007	2008	Subsequent	Total
Long-term debt-principal	$ 449,439	$ 363,691	$1,230,975	$ 557,357	$1,460,849	$ 2,587,179	$ 6,649,490
Retained Debt-principal	$ 4,050	$ 7,822	$ 31,270	$ 168,403	$ 199	$ 10,911	$ 222,655[1]
Ground lease payments	$ 2,469	$ 2,455	$ 2,417	$ 2,384	$ 2,373	$ 87,010	$ 99,108
Committed real estate acquisition contracts (Note 3)	$ 56,000	—	—	—	—	—	$ 56,000[2]
Purchase obligations	$ 18,993	—	—	—	—	—	$ 18,993[3]
Other long-term liabilities	—	—	—	—	—	—	—[4]
Total	$ 530,951	$ 373,968	$1,264,662	$ 728,144	$1,463,421	$ 2,685,100	$ 7,046,246

(1) As separately detailed in the chart immediately below.

(2) Reflects equity of $10,250 and mortgage loan receivable of $31,500 related to Burlington Town Center which closed on January 7, 2004 and $14,250 of equity related to Redlands Mall which closed on January 16, 2004.

(3) Reflects accrued and incurred construction costs payable. Routine trade payables have been excluded. Other construction costs of approximately $570 million are expected in future years as disclosed (Note 3) as the Company's current development and redevelopment projects.

(4) Other long term liabilities related to interest expense on long term debt or ongoing real estate taxes have not been included in the table as such amounts depend upon future amounts outstanding and future applicable real estate tax and interest rates. Interest expense and real estate tax expense were $278.5 million and $89.0 million for 2003 and $219.0 million and $61.1 million for 2002, respectively.

With respect to the Unconsolidated Real Estate Affiliates, the Company has the following specified contractual obligations:

Unconsolidated Affiliate	Nature of Obligation	Contractual Obligation
GGP/Homart II	Retained Debt	$164.0 million
GGP/Homart II	Loan	$ 8.9 million
GGP Ivanhoe IV	Retained Debt	$ 39.3 million
GGP/Teachers	Retained Debt	$ 19.4 million
Circle T	Contractual construction obligations	$ 0.5 million

Finally, the Company has, as described in Note 13, established certain special purpose entities, primarily to facilitate financing arrangements. Such special purpose entities are either; fully consolidated in the accompanying consolidated financial statements or; are not owned or consolidated by the Company and the Company has no fixed or contingent obligations with respect to such unconsolidated entities.

If additional capital is required for any of the above listed obligations or for other purposes, the Company believes that it can increase the amounts drawn or available under the Company's credit facilities, obtain new revolving credit facilities, obtain an interim bank loan, obtain additional mortgage financing on under-leveraged or unencumbered assets, enter into new joint venture partnership arrangements or raise additional debt or equity capital. However, there can be no assurance that the Company can obtain such financing on satisfactory terms. The Company will continue to monitor its capital structure, investigate potential investments or joint venture partnership arrangements and purchase additional properties if they can be acquired and financed on terms that the Company reasonably believes will enhance long-term stockholder value. In addition, the Company anticipates it will continue its current practice of initially financing acquisitions with variable rate debt. When the acquired property operating cash flow has been increased, the Company anticipates refinancing portions of such variable rate acquisition debt with pooled or property-specific, non-recourse fixed-rate mortgage financing. Such replacement financing, if based on increased property cash flow, should yield increased refinancing proceeds or other more favorable financing terms.

Net cash provided by operating activities was $578.5 million in 2003, an increase of $118.0 million from $460.5 million in the same period in 2002. Income from continuing operations increased $51.3 million which was primarily due to the effect of the acquisitions of property in 2002 and 2003 as described above.

Net cash provided by operating activities was $460.5 million in 2002, an increase of $253.4 million from $207.1 million in the same period in 2001. Income from continuing operations increased $113.9 million which was primarily due to the effect of the $66 million provision for the discontinuance of the Network Services in 2001 as discussed in Note 11 and $69.5 million of 2002 earnings is attributable to properties acquired in 2002.

Summary of Investing Activities

Net cash used by investing activities in 2003 was $1.7 billion, compared to a use of $949.4 million in 2002. Cash flow from investing activities was affected by the timing of acquisitions, development and improvements to real estate properties, requiring a use of cash approximately $1.7 billion in 2003 compared to approximately $1.0 billion in 2002.

Net cash used by investing activities in 2002 was $949.4 million, compared to a use of $367.4 million in 2001. Cash flow from investing activities was affected by the timing of acquisitions, development and improvements to real estate properties, requiring a use of cash of approximately $1.0 billion in 2002 compared to $338.2 million in 2001. In addition, approximately $155.1 million of the use of cash for investing activities in 2001, and a corresponding source of cash from investing activities in 2002, was the purchase and subsequent sale of the marketable securities discussed in Note 1.

Summary of Financing Activities

Financing activities provided net cash of $1.1 billion in 2003, compared to $381.8 million in 2002. A significant contribution of cash from financing activities was obtained from mortgage refinancings and acquisition debt, which had a positive impact of $3.1 billion in 2003 versus approximately $792.3 million in 2002. The majority of such financing in 2003 was for the purpose of funding acquisitions that took place during the year. The additional financing in 2003 was used to repay existing indebtedness and to fund redevelopment of real estate as discussed above. The remaining use of cash consisted primarily of increased distributions (including dividends paid to preferred stockholders in 2003 and 2002).

Financing activities provided net cash of $381.8 million in 2002, compared to $293.8 million in 2001. The 2001 Offering resulted in net proceeds of approximately $348 million which, as described in Note 1, was utilized to reduce outstanding indebtedness and provide for additional working capital. An additional significant contribution of cash from financing activities was obtained from mortgages and acquisition debt, which had a positive impact of $792.3 million in 2002 versus approximately $2.1 billion in 2001. The majority of such financing in 2001 was attributable to the GGP MPTC financing described in Note 5. The additional financing was used to repay existing indebtedness and to fund the acquisitions and redevelopment of real estate as discussed above. The remaining use of cash consisted primarily of increased distributions (including dividends paid to preferred stockholders in 2002 and 2001).

REIT Requirements

In order to remain qualified as a real estate investment trust for federal income tax purposes, General Growth must distribute or pay tax on 100% of capital gains and at least 90% of its ordinary taxable income to stockholders. The following factors, among others, will affect operating cash flow and, accordingly, influence the decisions of the Board of Directors regarding distributions: (i) scheduled increases in base rents of existing leases; (ii) changes in minimum base rents and/or overage rents attributable to replacement of existing leases with new or renewal leases; (iii) changes in occupancy rates at existing centers and procurement of leases for newly developed centers; (iv) necessary capital improvement expenditures or debt repayments at existing properties; and (v) General Growth's share of distributions of operating cash flow generated by the Unconsolidated Real Estate Affiliates, less management costs and debt service on additional loans that have been or will be incurred. General Growth anticipates that its operating cash flow, and potential new debt or equity from future offerings, new financings or refinancings will provide adequate liquidity to conduct its operations, fund general and administrative expenses, fund operating costs and interest payments and allow distributions to General Growth preferred and common stockholders in accordance with the requirements of the Code.

On January 1, 2001, the REIT provisions of the Tax Relief Extension Act of 1999 became effective. Among other things, the law permits a REIT to own up to 100% of the stock of a Taxable REIT Subsidiary ("TRS"). A TRS, which must pay corporate income tax, can provide services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. Accordingly, on January 1, 2001 the Operating Partnership acquired for nominal cash consideration 100% of the common stock of GGMI and elected in 2001 to have GGMI treated as a TRS. The Operating Partnership and GGMI concurrently terminated the management contracts for the Consolidated Centers as the management activities would thereafter be performed directly by the Company. GGMI has continued to manage, lease, and perform various other services for the Unconsolidated

Centers and other properties owned by unaffiliated third parties. Although taxable income is expected to be reported for 2003 and subsequent years, GGMI is not expected to be required to pay Federal income taxes in the near term due to its significant net operating loss carry-forwards primarily arising from 2001 operations.

Recently Issued Accounting Pronouncements and Developments

As described in Notes 2 and 13, the FASB has issued certain statements, which are effective for the current or subsequent year. The Company does not expect a significant impact on its annual reported operations due to the application of the new statements as discussed in Note 13.

Economic Conditions

Inflation has been relatively low in recent years and has not had a significant detrimental impact on the Company. Should inflation rates increase in the future, substantially all of the Company's tenant leases contain provisions designed to partially mitigate the negative impact of inflation. Such provisions include clauses enabling the Company to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases expire each year which may enable the Company to replace or renew such expiring leases with new leases at higher base and/or percentage rents, if rents under the expiring leases are below the then-existing market rates. Finally, many of the existing leases require the tenants to pay amounts related to all or substantially all of their share of certain operating expenses, including common area maintenance, real estate taxes and insurance, thereby partially reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

Inflation also poses a potential threat to the Company due to the probability of future increases in interest rates. Such increases would adversely impact the Company due to the amount of its outstanding floating rate debt. However, in recent years, the Company's ratio of interest expense to operating cash flow has continued to decrease. In addition, the Company has limited its exposure to interest rate fluctuations related to a portion of its variable rate debt by the use of interest rate cap and swap agreements as described below. Finally, subject to current market conditions, the Company has a policy of replacing variable rate debt with fixed rate debt (see Note 5). However, in an increasing interest rate environment (which generally follows improved market conditions as discussed below), the fixed rates the Company can obtain with such replacement fixed-rate debt will also continue to increase.

During 2002, the retail sector was generally weak. During 2003, modest improvements in the sector occurred and the 2003 holiday season was the strongest since 1999. Despite these favorable trends, some economists remain cautious about prospects for continued improvements in retail markets. Growth in retail markets would lead to stronger demand for leasable space, ability to increase rents to tenants with stronger sales performance and rents computed as a percentage of tenant sales would increase.

The Company and its affiliates currently have interests in 162 operating retail properties in the United States. The Portfolio Centers are diversified both geographically and by property type (both major and middle market properties) and this may mitigate the impact of any economic decline at a particular property or in a particular region of the country. In addition, the diverse combination of the Company's tenants is important because no single tenant (by trade name) comprises more than 1.54% of the Company's annualized total rents.

The Company has over the past 18 months experienced a significant increase in the market price of its Common Stock. Accordingly, all options granted to date under its incentive stock plans that vest based on the market price of the Common Stock have vested. Such vesting has resulted in approximately $14.9 million and $11.8 million in compensation cost in 2003 and 2002 respectively. As all prior grants have vested and any grants of TSOs made in 2004 would require a substantial increase in the market price of the Common Stock to vest, similar TSO compensation costs in 2004 are not anticipated.

Quantitative and Qualitative Disclosures About Market Risk

The Company has not entered into any transactions using derivative commodity instruments. The Company is subject to market risk associated with changes in interest rates. Interest rate exposure is principally limited to the $2.6 billion of consolidated debt of the Company outstanding at December 31, 2003, which bears interest at rates that vary with the market. However, approximately $500 million of such variable rate consolidated debt is comprised of non-recourse commercial mortgage-backed securities which are subject to interest rate swap agreements, the effect of which is to fix the interest rate the Company is required to pay on such debt to approximately 4.5% per annum. Although the majority of the remaining variable rate debt is subject to interest rate cap agreements (Note 2) pursuant to the loan agreements and financing terms, such interest rate caps generally limit the Company's interest rate exposure only if LIBOR exceeds a rate per annum significantly higher (generally above 8% per annum) than current LIBOR rates. Therefore, a 25 basis point movement in the interest rate on the remaining $2.1 billion of variable rate debt would result in an approximately $5.2 million annualized increase or decrease in consolidated interest expense and operating cash flows. The Company's remaining consolidated debt outstanding at December 31, 2003 bears interest at a fixed rate.

In addition, the Company is subject to interest rate exposure as a result of the variable rate debt collateralized by the Unconsolidated Real Estate Affiliates for which similar interest rate swap agreements have not be obtained. The Company's share (based on the Company's respective equity ownership interests in the Unconsolidated Real Estate Affiliates) of such remaining variable rate debt was approximately $709.6 million at December 31, 2003. A similar 25 basis point annualized movement in the interest rate on the variable rate debt of the Unconsolidated Real Estate Affiliates would result in approximately $1.8 million annualized increase or decrease in the Company's equity in the income and operating cash flows from Unconsolidated Real Estate Affiliates.

The Company is further subject to interest rate risk with respect to its fixed rate financing in that changes in interest rates will impact the fair value of the Company's fixed rate financing. To determine the fair market value, the fixed rate debt is discounted at a rate based on an estimate of current lending rates, assuming the debt is outstanding through maturity and considering the note's collateral. At December 31, 2003, the fair value of the fixed rate debt, including variable debt converted to fixed rate debt through interest rate swaps is estimated to be $4.7 billion compared to the carrying value of $4.5 billion. If LIBOR were to increase 25 basis points, the fair value of our $4.5 billion principal amount of outstanding fixed rate debt would decrease by approximately $68.5 million and the fair value of our swap agreement would increase by $1.4 million.

The Company has an ongoing program of refinancing its consolidated and unconsolidated variable and fixed rate debt and believes that this program allows it to vary its ratio of fixed to variable rate debt and to stagger its debt maturities to respond to changing market rate conditions. Reference is made to the above discussions of Liquidity and Capital Resources of the Company and Note 5 for additional debt information.

Independent Auditors' Report

Board of Directors and Stockholders
General Growth Properties, Inc.

We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of GGP/Homart, Inc. and GGP/Homart II L.L.C., the Company's investments in which are accounted for by use of the equity method. The Company's equity of $150,170,000 and $197,737,000 in GGP/Homart, Inc.'s net assets as of December 31, 2003 and 2002, respectively, and $23,815,000, $23,418,000 and $21,822,000 in GGP/Homart, Inc.'s net income, respectively, for each of the three years in the period ended December 31, 2003 are included in the accompanying consolidated financial statements. The Company's equity of $259,363,000 and $190,597,000 in GGP/Homart II L.L.C.'s net assets as of December 31, 2003, and 2002, respectively, and $33,448,000, $26,421,000 and $23,995,000 in GGP/Homart II L.L.C.'s net income, respectively, for each of the three years in the period ended December 31, 2003 are included in the accompanying consolidated financial statements. The consolidated financial statements of GGP/Homart, Inc. and GGP/Homart II L.L.C. were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of General Growth Properties, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001 and as discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for debt extinguishment costs in 2003.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois • March 10, 2004

Consolidated Balance Sheets

(Dollars in thousands, except for per share unit amounts)

Assets	December 31, 2003	2002
Investment in real estate:		
Land	$ 1,384,662	$ 1,128,990
Buildings and equipment	8,121,270	5,738,514
Less accumulated depreciation	(1,100,840)	(798,431)
Developments in progress	168,521	90,492
Net property and equipment	8,573,613	6,159,565
Investment in and loans from Unconsolidated Real Estate Affiliates	630,613	766,519
Net investment in real estate	9,204,226	6,926,084
Cash and cash equivalents	10,677	53,640
Marketable securities	—	476
Tenant accounts receivable, net	148,485	126,587
Deferred expenses, net	140,701	108,694
Prepaid expenses and other assets	78,808	65,341
	$ 9,582,897	$ 7,280,822

Liabilities and Stockholders' Equity	2003	2002
Mortgage notes and other debt payable	$ 6,649,490	$ 4,592,311
Distributions payable	6,828	71,389
Network discontinuance reserve	4,071	4,123
Accounts payable and accrued expenses	348,275	233,027
	7,008,664	4,900,850
Minority interests:		
Preferred	495,211	468,201
Common	408,613	377,746
	903,824	845,947
Commitments and contingencies	—	—
Preferred Stock: $100 par value; 5,000,000 shares authorized; 345,000 designated as PIERS (Note 1) which were redeemed in 2003 but were convertible and carried a $1,000 per share liquidation value of which 337,500 were issued and outstanding at December 31, 2002	—	337,500
Stockholders' Equity:		
Common stock: $.01 par value; 875,000,000 shares authorized; 217,293,976 and 187,191,255 shares issued and outstanding as of December 31, 2003 and 2002, respectively	2,173	1,872
Additional paid-in capital	1,913,447	1,549,642
Retained earnings (accumulated deficit)	(220,512)	(315,844)
Notes receivable-common stock purchase	(6,475)	(7,772)
Unearned compensation-restricted stock	(1,949)	(2,248)
Accumulated other comprehensive income (loss)	(16,275)	(29,125)
Total stockholders' equity	1,670,409	1,196,525
	$ 9,582,897	$ 7,280,822

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

(Dollars in thousands, except for per share unit amounts)

	Years ended December 31,		
	2003	**2002**	**2001**
Revenues:			
Minimum rents	$ 781,675	$ 584,260	$ 466,678
Tenant recoveries	333,712	255,526	218,700
Overage rents	34,928	28,044	22,746
Management and other fees	84,138	75,479	66,764
Other	36,275	33,367	24,477
Total revenues	1,270,728	976,676	799,365
Expenses:			
Real estate taxes	89,038	61,096	51,057
Repairs and maintenance	82,217	62,674	53,922
Marketing	35,797	28,681	27,490
Other property operating costs	153,786	107,919	84,941
Provision for doubtful accounts	7,009	3,859	3,322
Property management and other costs	109,844	94,795	66,987
General and administrative	8,533	8,720	6,006
Depreciation and amortization	231,172	179,542	144,863
Network discontinuance costs	—	—	66,000
Total expenses	717,396	547,286	504,588
Operating income	553,332	429,390	294,777
Interest income	2,308	3,689	4,655
Interest expense	(278,543)	(219,029)	(225,057)
Income allocated to minority interests	(112,111)	(86,670)	(40,288)
Equity in net income of unconsolidated affiliates	94,480	80,825	60,195
Income from continuing operations	259,466	208,205	94,282
Discontinued operations, net of minority interest:			
Income from operations	225	1,034	1,362
Gain on disposition	3,720	19	—
Income from discontinued operations, net	3,945	1,053	1,362
Income before cumulative effect of accounting change	263,411	209,258	95,644
Cumulative effect of accounting change	—	—	(3,334)
Net income	$ 263,411	$ 209,258	$ 92,310
Convertible preferred stock dividends	(13,030)	(24,467)	(24,467)
Net income available to common stockholders	$ 250,381	$ 184,791	$ 67,843
Earnings from continuing operations per share-basic	$ 1.23	$ 0.98	$ 0.44
Earnings from continuing operations per share-diluted	$ 1.20	$ 0.98	$ 0.44
Earnings from discontinued operations per share-basic	$ 0.02	$ 0.01	$ 0.01
Earnings from discontinued operations per share-diluted	$ 0.02	$ —	$ 0.01
Loss from cumulative effect of accounting change-basic	$ —	$ —	$ (0.02)
Loss from cumulative effect of accounting change-diluted	$ —	$ —	$ (0.02)
Earnings per share-basic	$ 1.25	$ 0.99	$ 0.43
Earnings per share-diluted	$ 1.22	$ 0.98	$ 0.43
Net income	$ 263,411	$ 209,258	$ 92,310
Other comprehensive income, net of minority interest:			
Net unrealized gains (losses) on financial instruments	12,542	(30,774)	2,389
Minimum pension liability adjustment	308	(740)	—
Equity in unrealized gains on available-for-sale securities of unconsolidated affiliate		169	1,368
Comprehensive income, net	$ 276,261	$ 177,913	$ 96,067

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except for per share unit amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Employee Stock Loans	Unearned Compensation Restricted Stock	Other Comprehensive Gains/ (Losses)	Total Stockholders' Equity
Balance, December 31, 2000	156,843,777	$ 1,568	$1,213,921	$ (266,085)	$ (9,449)	$ —	$ (1,537)	$ 938,418
Net income				92,310				92,310
Cash distributions declared ($0.80 per share)				(130,107)				(130,107)
Convertible Preferred Stock dividends				(24,467)				(24,467)
Conversion of operating partnership units to common stock	63,636	1	576					577
Issuance of Common Stock, net of employee stock option loans	28,864,383	289	358,497		(10,441)			348,345
Other comprehensive gains							3,757	3,757
Adjustment for minority interest in operating partnership			(45,447)					(45,447)
Balance, December 31, 2001	185,771,796	$ 1,858	$1,527,547	$ (328,349)	$ (19,890)	$ —	$ 2,220	1,183,386
Net income				209,258				209,258
Cash distributions declared ($0.92 per share)				(170,614)				(170,614)
Convertible Preferred Stock dividends				(24,467)				(24,467)
Conversion of operating partnership units to common stock	48,738	—	636					636
Issuance of Common Stock, net of employee stock option loans	1,370,721	14	19,344		12,118			31,476
Issuance costs, preferred units				(1,672)				(1,672)
Restricted stock grant, net of compensation expense						(2,248)		(2,248)
Other comprehensive losses							(31,345)	(31,345)
Adjustment for minority interest in operating partnership			2,115					2,115

continued on next page

Consolidated Statements of Stockholders' Equity (continued)

(Dollars in thousands, except for per share unit amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Employee Stock Loans	Unearned Compensation Restricted Stock	Other Comprehensive Gains/ (Losses)	Total Stockholders' Equity
Balance, December 31, 2002	187,191,255	$ 1,872	$1,549,642	$ (315,844)	$ (7,772)	$ (2,248)	$(29,125)	$1,196,525
Net income				263,411				263,411
Cash distributions declared ($0.78 per share)				(155,049)				(155,049)
Convertible Preferred Stock dividends				(13,030)				(13,030)
PIERS redemption and conversion, net	25,503,543	255	337,837					338,092
Conversion of operating partnership units to common stock	2,956,491	30	22,134					22,164
Issuance of Common Stock, net of employee stock option loans/ repayments	1,642,687	16	30,108		1,297			31,421
Restricted stock grant, net of compensation expense						299		299
Other comprehensive gains							12,850	12,850
Adjustment for minority interest in operating partnership			(26,274)					(26,274)
Balance, December 31, 2003	217,293,976	$ 2,173	$1,913,447	$ (220,512)	$ (6,475)	$ (1,949)	$(16,275)	$1,670,409

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands, except for per share unit amounts)

	Years ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net Income	$ 263,411	$ 209,258	$ 92,310
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Minority interests, including income from discontinued operations	113,289	87,003	40,792
Cumulative effect of accounting change	—	—	3,334
Equity in income of unconsolidated affiliates	(94,480)	(80,825)	(60,195)
Provision for doubtful accounts	7,009	3,859	3,322
Distributions received from unconsolidated affiliates	91,613	80,177	59,403
Depreciation	205,385	172,593	128,334
Amortization	34,849	12,045	16,529
Gains on disposition, net	(4,831)	(25)	—
Net Changes:			
Tenant accounts receivable	(29,304)	(33,004)	15,890
Prepaid expenses and other assets	8,298	(5,926)	(821)
Deferred expenses	(51,435)	(20,785)	(14,929)
Network discontinuance reserve	(52)	(1,038)	5,161
Accounts payable and accrued expenses	34,735	37,163	(82,005)
Net cash provided by (used in) operating activities	578,487	460,495	207,125
Cash flows from investing activities:			
Acquisition/development of real estate and improvements and additions to properties	(1,732,358)	(1,006,368)	(338,236)
Network and Broadband System additions	—	—	(47,037)
Proceeds from sale of investment property	14,978	—	—
Increase in investments in unconsolidated affiliates	(26,418)	(165,581)	(23,229)
Distributions received from unconsolidated affiliates in excess of income	90,925	50,276	101,243
Proceeds from repayment of notes receivable for common stock purchases	1,297	16,361	—
Loans (repayments) from unconsolidated affiliates, net	(94,355)	1,274	94,996
Net decrease in holdings of investments in marketable securities	476	154,627	(155,103)
Net cash provided by (used in) investing activities	(1,745,455)	(949,411)	(367,366)
Cash flows from financing activities:			
Cash distributions paid to common stockholders	(199,986)	(165,942)	(117,585)
Cash distributions paid to holders of Common Units	(59,815)	(52,334)	(43,854)
Cash distributions paid to holders of Preferred Units	(40,257)	(25,014)	(15,663)
Payment of dividends on PIERS	(19,145)	(24,467)	(24,467)
Proceeds from sale of common stock, net of issuance costs	31,308	12,867	348,346
Proceeds from issuance of Preferred Units	—	63,326	—
Proceeds from issuance of mortgage notes and other debt payable	3,140,750	792,344	2,137,667
Principal payments on mortgage notes and other debt payable	(1,715,752)	(218,449)	(1,983,586)
Increase in deferred expenses	(13,098)	(530)	(7,091)
Net cash provided by (used in) financing activities	1,124,005	381,801	293,767
Net change in cash and cash equivalents	(42,963)	(107,115)	133,526
Cash and cash equivalents at beginning of period	53,640	160,755	27,229
Cash and cash equivalents at end of period	$ 10,677	$ 53,640	$ 160,755

continued on next page

Consolidated Statements of Cash Flows (continued)

(Dollars in thousands, except for per share unit amounts)

	Years ended December 31, 2003	2002	2001
Supplemental disclosure of cash flow information:			
Interest paid	$ 258,395	$ 224,573	$ 211,319
Interest capitalized	$ 5,679	$ 5,195	$ 16,272
Non-cash investing and financing activities:			
Common stock issued in exchange for PIERS	$ 337,483	$ —	$ —
Common stock issued in exchange for Operating Partnership Units	22,134	636	577
Assumption of debt in conjunction with acquisition of property	552,174	812,293	8,207
Notes receivable issued for exercised stock options	—	4,243	10,441
Operating Partnership Units and common stock issued as consideration for purchase of real estate	26,637	41,131	—
Distributions payable	6,828	71,389	62,368
Acquisition of GGMI	—	—	66,079

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, except for per share amounts)

NOTE 1 Organization

GENERAL General Growth Properties, Inc., a Delaware corporation ("General Growth"), was formed in 1986 to own and operate regional mall shopping centers. The Company conducts substantially all of its business through GGP Limited Partnership (the "Operating Partnership" or "GGPLP") which is majority owned by General Growth and which was formed in 1993 in conjunction with General Growth's initial public offering of its common stock ("Common Stock") to succeed to substantially all of the interests in regional mall general partnerships owned and controlled by the Company and its original stockholders. All references to the "Company" in these notes to Consolidated Financial Statements include General Growth and those entities owned or controlled by General Growth (including the Operating Partnership and the LLC as described below), unless the context indicates otherwise. In addition, the Company completed a three-for-one split of its Common Stock (effective December 5, 2003), as described below. In the accompanying consolidated financial statements, unless otherwise noted, all previous applicable share or per share disclosure amounts have been reflected on a post-split basis.

On January 1, 2001, the Operating Partnership acquired for nominal cash consideration 100% of the common stock of General Growth Management, Inc. ("GGMI"). GGMI has continued to manage, lease, and perform various other services for the Unconsolidated Real Estate Affiliates (as defined below) and other properties owned by unaffiliated third parties. During 2001, the Company elected that GGMI be treated as a taxable REIT subsidiary (a "TRS") as permitted under the Tax Relief Extension Act of 1999.

During December 2001, General Growth completed a public offering of 27,600,000 shares of Common Stock (the "2001 Offering"). General Growth received net proceeds of approximately $345,000 which was used to reduce outstanding indebtedness and increase working capital.

General Growth has reserved for issuance up to 3,000,000 shares of Common Stock for issuance under the Dividend Reinvestment and Stock Purchase Plan ("DRSP"). The DRSP allows, in general, participants in the plan to make purchases of Common Stock from dividends received or additional cash investments. Although the purchase price of the Common Stock is determined by the current market price, the purchases will be made without fees or commissions. General Growth has and will satisfy DRSP Common Stock purchase needs through the issuance of new shares of Common Stock or by repurchases of currently outstanding Common Stock. As of December 31, 2003, an aggregate of 377,528 shares of Common Stock have been issued under the DRSP.

On October 1, 2003, the Company's Board of Directors approved a proposed amendment to the Company's Charter to effectuate a three-for-one split of the Common Stock, increase the number of authorized shares of Common Stock from 210 million to 875 million shares and change the par value of the Common Stock from $.10 to $.01 per share. The Charter amendment was approved by the shareholders at a special shareholder meeting held on November 20, 2003. The record date for the stock split was November 20, 2003 with a distribution date of December 5, 2003. When the change in par value became effective, it resulted in an approximate $5 million reclassification of common stock-par value to additional paid-in capital. In addition, the Operating Partnership currently has common units of limited partnership interest ("Units") outstanding that may be exchanged by their holders, under certain circumstances, for shares of Common Stock on a one-for-one basis as described below in Note 2-Minority Interest Common. These common units were also split on a three-for-one basis so that they continue to be exchangeable on a one-for-one basis into shares of Common Stock. In the accompanying consolidated financial statements, all previous applicable Unit and per Unit disclosure amounts have been reflected on a post-split basis.

PREFERRED STOCK General Growth had issued 13,500,000 Depositary Shares, each representing 1/40 of a share of 7.25% Preferred Income Equity Redeemable Stock, Series A ("PIERS"), or a total of 337,500 PIERS. During May 2003, General Growth called all of its outstanding PIERS and Depositary Shares for redemption on July 15, 2003. The Depositary Shares (and the related PIERS) were converted at the rate of 1.8891 shares of Common Stock per Depositary Share and therefore, a total of 12,540,186 shares of Common Stock were issued on July 15, 2003 as a result of this redemption and approximately $17 was paid in cash to redeem fractional shares of PIERS held.

In order to enable General Growth to comply with its obligations with respect to the PIERS, General Growth had owned preferred units of limited partnership interest in the Operating Partnership (the "Preferred Units") which had rights, preferences and other privileges, including distribution, liquidation, conversion and redemption rights, that mirrored those of the PIERS. Accordingly, the Operating Partnership was required to make all required distributions on the Preferred Units prior to any distribution of cash or assets to the holders of the Units. The Depositary Shares had been convertible at any time, at the option of the holder, into shares of Common Stock at the rate of 1.8891 shares of Common Stock per Depositary Share. Although no Depositary Shares had been converted at December 31, 2002, through July 14, 2003, holders of approximately 6,861,800 Depositary Shares

(Dollars in thousands, except for per share amounts)

had voluntarily elected to convert such Depositary Shares, and such Depositary Shares were converted to, 12,963,357 shares of Common Stock. The PIERS and the Depositary Shares had been subject to mandatory redemption by General Growth on July 15, 2008 at a price of $1,000 per PIERS, plus accrued and unpaid dividends, if any, to the redemption date. Accordingly, the PIERS were reflected in the accompanying consolidated financial statements at such liquidation or redemption value.

During 2002 and 2003, other classes of preferred stock of General Growth were created to permit the future conversion of certain equity interests assumed by the Company in conjunction with the JP Realty acquisition or created in conjunction with other acquisitions (Note 3) into General Growth equity interests. As no such preferred stock has been issued and, for certain classes of such preferred stock the conditions to allow such a conversion have not yet occurred, such additional classes of preferred stock have not been presented in the accompanying consolidated balance sheets for December 31, 2003 and 2002.

SHAREHOLDER RIGHTS PLAN General Growth has a shareholder rights plan pursuant to which one preferred share purchase right (a "Right") is attached to each currently outstanding or subsequently issued share of Common Stock. Prior to becoming exercisable, the Rights trade together with the Common Stock. In general, the Rights will become exercisable if a person or group acquires or announces a tender or exchange offer for 15% or more of the Common Stock. Each Right will initially entitle the holder to purchase from General Growth one third of one-thousandth of a share of Series A junior Participating Preferred Stock, par value $100 per share (the "Preferred Stock"), at an exercise price of $148 per one one-thousandth of a share, subject to adjustment. In the event that a person or group acquires 15% or more of the Common Stock, each Right will entitle the holder (other than the acquirer) to purchase shares of Common Stock (or, in certain circumstances, cash or other securities) having a market value of twice the exercise price of a Right at such time. Under certain circumstances, each Right will entitle the holder (other than the acquirer) to purchase Common Stock of the acquirer having a market value of twice the exercise price of a Right at such time. In addition, under certain circumstances, the Board of Directors of General Growth may exchange each Right (other than those held by the acquirer) for one share of Common Stock, subject to adjustment. If the Rights become exercisable, holders of common units of partnership interest in the Operating Partnership, other than General Growth, will receive the number of Rights they would have received if their units had been redeemed and the purchase price paid in Common Stock. The Rights expire on November 18, 2008, unless earlier redeemed by the General Growth Board of Directors for one third of $0.01 per Right or such expiration date is extended.

OPERATING PARTNERSHIP As of December 31, 2003, the Company either directly or through the Operating Partnership and subsidiaries owned 120 operating retail properties (regional malls and community centers), collectively, the "Consolidated Centers", as well 100% of General Growth Management, Inc ("GGMI") and other miscellaneous mixed-use commercial business properties and potential development sites.

As of December 31, 2003, the Company holds ownership interests in the following joint ventures, collectively, the "Unconsolidated Real Estate Affiliates", as described in Note 4:

Legal Name	Venture Name	Number of Regional Mall Shopping Centers	Company Ownership Structure and Percentage
GGP/Homart, Inc.	GGP/Homart	22*	50% common stock
GGP/Homart II L.L.C.	GGP/Homart II	10	50% LLC membership interest
GGP-TRS L.L.C.	GGP/Teachers	5	50% LLC membership interest
GGP Ivanhoe, Inc.	GGP Ivanhoe	2	51% common stock
GGP Ivanhoe IV, Inc.	GGP Ivanhoe IV	1	51% common stock
Dayjay Associates	Quail Springs	1	50% general partnership interest
Town East Mall Partnership	Town East	1	50% general partnership interest
Westlake Retail Associates, Ltd.	Circle T	1	50% general partnership interest

*Including 3 regional mall shopping centers owned jointly with venture partners.

(Dollars in thousands, except for per share amounts)

For the purposes of this report, the 43 regional mall shopping centers listed above are collectively referred to as the "Unconsolidated Centers" and, together with the Consolidated Centers, comprise the "Company Portfolio".

During May 2000, the Operating Partnership formed GGPLP L.L.C., a Delaware limited liability company (the "LLC"), by contributing its interest in a portfolio of 44 Consolidated Centers to the LLC in exchange for all of the common units of membership interest in the LLC. As of December 31, 2003, the LLC, due to subsequent acquisitions by the Company, owns 104 of the Consolidated Centers. A total of 940,000 redeemable preferred units of membership interest in the LLC (the "RPUs") have been issued by the LLC. Holders of the RPUs are entitled to receive cumulative preferential cash distributions per RPU at a per annum rate of 8.95% of the $250 liquidation preference thereof (or $5.59375 per quarter) prior to any distributions by the LLC to the Operating Partnership. Subject to certain limitations, the RPUs may be redeemed in cash by the LLC for the liquidation preference amount plus accrued and unpaid distributions and may be exchanged by the holders of the RPUs for an equivalent amount of redeemable preferred stock of General Growth. Such preferred stock provides for an equivalent 8.95% annual preferred distribution and is redeemable at the option of General Growth for cash equal to the liquidation preference amount plus accrued and unpaid distributions. The RPUs outstanding at December 31, 2003 and December 31, 2002 have been reflected in the accompanying consolidated financial statements as a component of minority interest-preferred as detailed in Note 2.

In addition, 20,000 8.25% cumulative preferred units (the "CPUs") have been issued by the LLC. The holders of these CPUs are entitled to receive cumulative preferential cash distributions per CPU at a per annum rate of 8.25% of the $250 liquidation preference thereof (or $5.15625 per quarter), prior to any distributions by the LLC to the Operating Partnership also as detailed in Note 2.

As of December 31, 2003, General Growth owned an approximate 80% general partnership interest in the Operating Partnership. The remaining approximate 20% minority interest in the Operating Partnership is held by limited partners that include trusts for the benefit of the families of the original stockholders who initially owned and controlled the Company and subsequent contributors of properties to the Company. These minority interests are represented by common units of limited partnership interest in the Operating Partnership (the "Units"). In addition, holders of certain preferred units of limited partnership (see Minority Interest-Preferred, Note 2) in the Operating Partnership have rights to convert such holdings to Units. Under certain circumstances, the Units can be redeemed at the option of the holders for cash or, at General Growth's election, for shares of Common Stock on a one-for-one basis. The holders of the Units also share equally with General Growth's common stockholders on a per share basis in any distributions by the Operating Partnership on the basis that one Unit is equivalent to one share of Common Stock.

BUSINESS SEGMENT INFORMATION The Financial Accounting Standards Board (the "FASB") has issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") which requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. The primary business of General Growth and its consolidated affiliates is the owning and operation of shopping centers. General Growth evaluates operating results and allocates resources on a property-by-property basis. General Growth does not distinguish or group its consolidated operations on a geographic basis. Accordingly, General Growth has concluded it currently has a single reportable segment for Statement 131 purposes. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

NOTE 2 Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company including the Consolidated Centers, GGMI and the unconsolidated investments in GGP/Homart, GGP/Homart II, GGP/Teachers, GGP Ivanhoe, GGP Ivanhoe III, GGP Ivanhoe IV, Circle T, Quail Springs, and Town East. Included in the consolidated financial statements are four joint ventures, acquired in the JP Realty acquisition (Note 3), which are partnerships with non-controlling independent joint venture partners. Income allocated to minority interests includes the share of such properties' operations (computed as the respective joint venture partner ownership percentage) applicable to such non-controlling venture partners. All significant intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases. As of December 31, 2003, approximately $77,397 has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant accounts receivable, net in the accompanying consolidated financial statements. Also included in consolidated minimum rents in 2003 is approximately $16,551 of accretion related to above and below-market leases at properties acquired

(Dollars in thousands, except for per share amounts)

as provided by FASB Statements No. 141, "Business Combinations", ("SFAS 141") and No. 142, "Goodwill and Intangible Assets", ("SFAS 142"). Overage rents are recognized on an accrual basis once tenant sales revenues exceed contractual tenant lease thresholds. Recoveries from tenants computed as a formula related to taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable costs are incurred. Amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates, approximately $9,694, $8,303 and $7,500 in 2003, 2002 and 2001, respectively, have been included in minimum rents. Fee income primarily represents GGMI management and leasing fees, financing fees and fees for other ancillary services performed by the Company for the benefit of its Unconsolidated Real Estate Affiliates and certain properties managed for independent third-party investors. For the years ended December 31, 2003, 2002 and 2001, GGMI has recognized $62,960, $52,646 and $45,079, respectively, in fees from the Unconsolidated Real Estate Affiliates. Management and leasing fees of GGMI are recognized as services are rendered.

The Company provides an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon the recovery experience of the Company. With respect to straight-line rents, the Company evaluates the probability of collection of the portion of future rent to be recognized presently under a straight-line methodology. This analysis considers the long-term nature of the Company's leases, as a certain portion of the deferred rent currently recognizable will not be billed to the tenant until many years into the future. The Company's experience relative to unbilled deferred rent receivable is that a certain portion of the amounts straight-lined into revenue are never collected from (or billed to) the tenant due to early lease terminations. For that portion of the otherwise recognizable deferred rent that is not deemed to be probable of collection, no revenue is recognized. Accounts receivable in the accompanying consolidated balance sheets are shown net of an allowance for doubtful accounts of $12,940 and $7,817 as of December 31, 2003 and 2002, respectively.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The cash and cash equivalents of the Company are held at two financial institutions.

DEFERRED EXPENSES Deferred expenses consist principally of financing fees which are amortized over the terms of the respective agreements and leasing costs and commissions which are amortized over the average life of the tenant leases. Deferred expenses in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $94,525 and $73,546 as of December 31, 2003 and 2002, respectively.

FINANCIAL INSTRUMENTS Statement No. 107, "Disclosure about the Fair Value of Financial Instruments", ("SFAS No. 107"), issued by the FASB, requires the disclosure of the fair value of the Company's financial instruments for which it is practicable to estimate that value. SFAS No. 107 does not apply to all balance sheet items and the Company has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument. The Company considers the carrying value of its cash and cash equivalents to approximate the fair value due to the short maturity of these investments. Based on borrowing rates available to the Company at the end of 2003 and 2002 for mortgage loans with similar terms and maturities, the fair value of the mortgage notes and other debts payable approximates the carrying value at December 31, 2003 and 2002. In addition, the Company estimates that the fair value of its interest rate cap and swap agreements (Note 5) related to consolidated debt at December 31, 2003 and 2002 is approximately $(15,546) and $(28,292), respectively.

The Company held approximately $155,100 of marketable securities (bearing interest at a weighted average variable annual rate of 2.9% at December 31, 2001 and having a weighted average maturity of approximately 3.63 years). Such securities, which were subsequently sold in May 2002 to finance certain acquisitions (Note 3), represented a portion of the commercial mortgage pass-through certificates issued in December 2001 as more fully described in Note 5. At December 31, 2002, the Company held approximately $476 of common stock of certain former tenants who had settled their previous obligations by transferring such common stock to the Company. These equity securities had been reflected at their respective market values and were sold in February 2003 at prices approximating such assigned values. In addition at December 31, 2003, the Company has certain derivative financial instruments as described below and in Note 5.

The Company's only hedging activities are the cash flow hedges represented by its interest rate cap and swap agreements relating to its commercial mortgage-backed securities (Note 5). These agreements either place a limit on the effective rate of interest the Company will bear on such variable rate obligations or fix the effective interest rate on such obligations to a certain rate. The Company has concluded that these agreements are highly effective in achieving its objective of eliminating its exposure to variability in cash flows relating to these variable rate obligations in any interest rate environment for loans

(Dollars in thousands, except for per share amounts)

subject to swap agreements and for loans with related cap agreements, when LIBOR rates exceed the strike rates of the agreements. The Company values the interest rate cap and swap agreements as of the end of each reporting period. Interest rates have declined since these agreements were obtained. The Company recorded at January 1, 2001 a loss to earnings of $3,334 as a cumulative-effect type transition adjustment to recognize at fair value the time-value portion of all the interest rate cap agreements that were previously designated as part of a hedging relationship. Included in the $3,334 loss is $704 related to interest rate cap agreements held by Unconsolidated Real Estate Affiliates. The Company also recorded $112 to other comprehensive income at January 1, 2001 to reflect the then fair value of the intrinsic portion of the interest rate cap agreements. Subsequent changes in the fair value of these agreements and additional cap agreements subsequently entered into have been reflected in current earnings and accumulated other comprehensive income. During 2003, 2002 and 2001, the Company recorded approximately $12,542, ($30,774) and $2,389, respectively, of net additional other comprehensive income (loss) to reflect changes in the fair value of its interest rate cap and swap agreements.

In conjunction with the GGP MPTC financing (as defined and described in Note 5), all of the debt hedged by the Company's then existing interest rate cap agreements was refinanced. As the related fair values of the previous cap agreements were nominal on the refinancing date, these cap agreements were not terminated and any subsequent changes in the fair value of these cap agreements were reflected in interest expense. Further, certain caps were purchased and sold in conjunction with GGP MPTC financing. These purchased and sold caps do not qualify for hedge accounting and changes in the fair values of these agreements are reflected in interest expense. Finally, certain interest rate swap agreements were entered into to partially fix the interest rates on a portion of the GGP MPTC financing. These swap agreements have been designated as cash flow hedges on $500,000 of the Company's consolidated variable rate debt (see also Note 5).

ACQUISITIONS Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations are included in the Company's results of operations from the respective dates of acquisition. The Company has used estimates of future cash flows and other valuation techniques to allocate the purchase price of acquired property between land, buildings and improvements, equipment and other identifiable debit and credit intangibles such as amounts related to in-place at-market leases, acquired above and below-market leases and tenant relationships. The Company has estimated the fair value of acquired in-place at-market leases as the costs the Company would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, the Company evaluates the time period over which such occupancy level would be achieved and includes an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) the Company's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining non-cancelable terms of the respective leases.

This allocation has resulted in the recognition upon acquisition of additional consolidated intangible assets (acquired above-market and in-place leases) and deferred credits (acquired below-market leases) relating to the Company's 2003 real estate purchases of approximately $35,144 and $54,058, respectively. These intangible assets and liabilities, and similar assets and liabilities from the Company's 2002 acquisitions including those by the Unconsolidated Real Estate Affiliates, are being amortized over the terms of the acquired leases. As a result, the Company reported additional amortization expense of approximately $2,763 and additional amortization expense from its Unconsolidated Real Estate Affiliates of approximately $1,093. Due to existing contacts and relationships with tenants at its currently owned properties and at properties currently managed for others, no significant value has been ascribed to the tenant relationships which exist at the properties acquired.

PROPERTIES Real estate assets are stated at cost. For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. Real estate taxes incurred during construction periods are capitalized and amortized on the same basis as the related assets. Interest costs are capitalized during periods of active construction for qualified expenditures based upon interest rates in place during the construction period until construction is substantially complete. Capitalized interest costs are amortized over the lives consistent with the constructed assets.

(Dollars in thousands, except for per share amounts)

Pre-acquisition costs, which generally include legal and professional fees and other third-party costs related directly to the acquisition of the property, are capitalized as part of the acquired property. In the event an acquisition is no longer deemed to be probable, the costs previously capitalized are written off as a component of operating expenses. The real estate assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. A real estate asset is considered to be impaired when the estimated future undiscounted operating cash flow is less than its carrying value. To the extent an impairment has occurred, the excess of carrying value of the asset over its estimated fair value will be charged to operations. Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

	Years
Buildings and improvements	40-45
Equipment, tenant improvements and fixtures	5-10
Purchased intangibles	5-15

Construction allowances paid to tenants are capitalized and depreciated over the average lease term. Maintenance and repairs are charged to expense when incurred. Expenditures for significant betterments and improvements are capitalized.

INVESTMENTS IN UNCONSOLIDATED REAL ESTATE AFFILIATES The Company accounts for its investments in Unconsolidated Real Estate Affiliates using the equity method whereby the cost of an investment is adjusted for the Company's share of equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received. Generally, the operating agreements with respect to these Unconsolidated Real Estate Affiliates (Note 4) provide that elements of assets, liabilities and funding obligations are shared in accordance with the Company's ownership percentages (50% or 51% depending on the affiliate). Therefore, the Company generally shares in the profit and losses, cash flows and other matters relating to its Unconsolidated Real Estate Affiliates in accordance with its respective ownership percentages. In addition, the differences between the Company's carrying value of its investment in the Unconsolidated Real Estate Affiliates and the Company's share of the underlying equity of such Unconsolidated Real Estate Affiliates (approximately $49,044 and $53,103 at December 31, 2003 and 2002, respectively) are, except for Retained Debt (as described and defined in Note 4), amortized over lives ranging from five to forty years. Further, any advances to or loans (see Note 5) from the Unconsolidated Real Estate Affiliates, (loans equal approximately $8,867 and $102,053 at December 31, 2003 and 2002, respectively) have been included in the Company's investment in Unconsolidated Real Estate Affiliates.

INCOME TAXES General Growth elected to be taxed as a real estate investment ("REIT") trust under sections 856-860 of the Internal Revenue Code of 1986 (the "Code"), commencing with its taxable year beginning January 1, 1993. To qualify as a REIT, General Growth must meet a number of organizational and operational requirements, including requirements to distribute at least 90% of its ordinary taxable income and to distribute to stockholders or pay tax on 100% of capital gains and to meet certain asset and income tests. It is management's current intention to adhere to these requirements.

As a REIT, General Growth will generally not be subject to corporate level Federal income tax on taxable income it distributes currently to its stockholders. If General Growth fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Accordingly, the consolidated statements of operations do not reflect a provision for General Growth's income taxes since its taxable income is included in the taxable income of its stockholders. Even if the Company qualifies for taxation as a REIT, General Growth may be subject to certain state and local taxes on its income or property, and to Federal income and excise taxes on its undistributed taxable income.

Deferred income taxes relate primarily to one of the Company's subsidiaries, GGMI, and are accounted for using the asset and liability method, which reflect the impact of the temporary differences between the amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured for tax purposes. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are reduced by a valuation allowance to the amount where realization is more likely than not assured after considering all available evidence, including tax planning strategies and other factors. Temporary differences primarily related to depreciation (Note 6).

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due to differences for Federal income tax reporting purposes in, among other things, estimated useful lives, depreciable basis of properties and permanent and temporary differences on the inclusion of deductibility of elements of income and deductibility of expense for such purposes.

STOCK OPTIONS During the second quarter of 2002, the Company elected to adopt the fair value based employee stock-based compensation expense recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prospectively. The Company previously applied the intrinsic value based expense recognition provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123 states that the adoption of the fair value based method is a change to a preferable method of accounting. In applying APB 25 in accounting for the 1993 Stock Incentive Plan, the 1998 Incentive Plan and the Employee Stock Purchase Plan, no compensation costs had been recognized in 2001. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for options granted in 2001 and prior years in accordance with the method required by SFAS 123, the Company's net income available to common stockholders would have been nominally reduced but there would have been no effect on reported basic or diluted earnings per share.

EARNINGS PER SHARE ("EPS") Basic and diluted per share amounts are based on the weighted average of common shares and dilutive securities outstanding for the respective periods. The effect of the issuance of the PIERS is anti-dilutive with respect to the Company's calculation of diluted earnings per share for the year ended December 31, 2001 and therefore has been excluded. In addition, 21,000, 384,375, and 737,693 options, outstanding for 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings per share either because the exercise price of the options was higher than the average market price of the Common Stock for the applicable periods and therefore, the effect would be anti-dilutive or because the conditions which must be satisfied prior to the issuance of any such shares were not achieved during the applicable periods. The outstanding Units have been excluded from the diluted earnings per share calculation as there would be no effect of the EPS amounts since the minority interests' share of income would also be added back to net income.

The following are the reconciliations of the numerators and denominators of the basic and diluted EPS:

Earnings per Share

	Years ended December 31,				
	2003		2002		2001
	Basic	Dilutive	Basic	Dilutive	Basic + Diluted
Numerators:					
Income from continuing operations	$259,466	$259,466	$208,205	$208,205	$ 94,282
Dividends on PIERS (preferred stock dividends)	(13,030)*	—	(24,467)*	—	(24,467)
Income from continuing operations available to common stockholders	246,436	259,466	183,738	208,205	69,815
Discontinued operations, net	3,945	3,945	1,053	1,053	1,362
Cumulative effect of accounting change	—	—	—	—	(3,334)
Net income available to common stockholders - for basic and diluted EPS	$250,381	$263,411	$184,791	$209,258	$ 67,843
Denominators:					
Weighted average common shares outstanding (in thousands) - for basic EPS	200,875	200,875	186,544	186,544	158,534
Effect of dilutive securities - options (and PIERS for 2003 and 2002*)	—	14,204	—	26,009	186
Weighted average common shares outstanding (in thousands) - for diluted EPS	200,875	215,079	186,544	212,553	158,720

*For the twelve months ended December 31, 2003 and 2002, the effect of the issuance of the PIERS is dilutive and, therefore, no adjustment of net income is made as the PIERS dilution is reflected in the denominator of the diluted EPS calculation.

(Dollars in thousands, except for per share amounts)

DISCONTINUED OPERATIONS-MCCRELESS MALL On March 31, 2003, the Company sold McCreless Mall in San Antonio, Texas for aggregate consideration of $15,000 (which was paid in cash at closing). The Company recorded a gain of approximately $4,000 for financial reporting purposes on the sale of the mall. McCreless Mall was purchased in 1998 as part of a portfolio of eight shopping centers. Pursuant to SFAS 144, the Company has reclassified the operations of McCreless Mall (approximately $859, $3,789 and $4,344 in revenues and $292, $1,361 and $1,866 in net income in the years ended December 31, 2003, 2002, and 2001, respectively) to discontinued operations in the accompanying consolidated financial statements and has reflected such amounts net of minority interests.

December 31, 2002 carrying amounts of property sold:	
Land	$ 1,000
Buildings, net	8,661
Tenant receivables	681
Deferred expenses	1,020
Cash, prepaid and other assets	123
Accounts payable and accrued expenses	(710)
Net	$10,775

MINORITY INTEREST **Common** Income is allocated to the holders of the Units (the "OP Minority Interests") based on their ownership percentage of the Operating Partnership. The ownership percentage is determined by dividing the number of Operating Partnership Units held by the OP Minority Interests by the total Operating Partnership Units (excluding Preferred Units) outstanding. The issuance of additional shares of Common Stock or Operating Partnership Units are capital transactions that change this percentage as well as the total net assets of the Operating Parntership. Such capital transactions result in an allocation between stockholders' equity and OP Minority Interests in the accompanying consolidated balance sheets to account for the change in the OP Minority Interests ownership percentage as well as the change in the total net assets of the Operating Partnership. Therefore, all such capital transactions result in an allocation between stockholders' equity and OP Minority Interests in the accompanying consolidated balance sheets to account for the change in the OP Minority Interests' ownership percentage as well as the change in total net assets of the Operating Partnership. Due to the number of such capital transactions that occur each period, the Company has presented a single net effect of all such allocations for the period as the "Adjustment for Minority Interest" (rather than separately allocating the minority interest for each individual capital transaction) to arrive at a presentation of each transaction as net of such a minority interest allocation.

Changes in outstanding Operating Partnership Units (excluding the Preferred Units) for the three years ended December 31, 2003, are as follows:

	Units
December 31, 2000	58,781,115
Exchanges for Common Stock	(63,636)
December 31, 2001	58,717,479
Exchanges for Common Stock	(48,738)
December 31, 2002	58,668,741
Exchanges for Common Stock	(2,956,491)
December 31, 2003	55,712,250

Also included in minority interest-common is approximately $1,898 and $4,939, respectively, at December 31, 2003 and 2002 of minority interest in consolidated partnerships in PDC as defined and discussed in Note 3.

(Dollars in thousands, except for per share amounts)

PREFERRED The following is a detailed listing of the components of minority interest-preferred at December 31, 2003 and 2002.

Security Type	Coupon Rate	Issuing Entity	Number of Units	Per Unit Liquidation Preference	Carrying Amount 2003	Carrying Amount 2002
Perpetual Preferred Units						
CPU-(Note 1)	8.25%	LLC	20,000	$ 250	$ 5,000	$ 5,000
PDC Series A-JP Realty (Note 3)	8.75%	PDC	510,000	25	12,750	12,750
PDC Series C-JP Realty (Note 3)	8.75%	PDC	320,000	25	8,000	8,000
RPU-(Note 1)	8.95%	LLC	940,000	250	235,000	235,000
PDC Series B-JP Realty (Note 3)	8.95%	PDC	3,800,000	25	95,000	95,000
					355,750	355,750
Convertible Preferred Units						
Series D-Foothills (Note 3)	6.50%	GGPLP	532,750	50	26,637	—
Series C-Glendale Galleria (Note 4)	7.00%	GGPLP	822,626	50	41,131	41,131
Series B-JP Realty (Note 3)	8.50%	GGPLP	1,426,393	50	71,320	71,320
					139,088	112,451
Other preferred stock of consolidated subsidiaries	N/A	various	373	1,000	373	—
Total Minority Interest-Preferred					$ 495,211	$ 468,201

COMPREHENSIVE INCOME FASB Statement No. 130, "Reporting Comprehensive Income", requires that the Company disclose comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that encompasses net income and all other changes in equity except those resulting from investments by and distributions to equity holders.

Included in comprehensive income but not net income are unrealized holding gains or losses on marketable securities classified as available-for-sale and unrealized gains or losses on financial instruments designated as cash flow hedges. Also included in comprehensive loss for 2003 and 2002 is approximately $308 and $740, respectively, representing the changes in the fair value of plan assets relating to a frozen pension plan of Victoria Ward assumed by the Company upon acquisition (Note 3). In addition, one of the Company's unconsolidated affiliates received common stock of a large publicly-traded real estate company as part of a 1998 transaction. During 2001, portions of the Company's holdings of the stock were sold and the prior unrealized losses on such stock were realized. For the year ended December 31, 2002, there were no unrealized losses as the remaining stock was sold in March 2002 and the remaining cumulative unrealized losses pertaining to such stock holdings were realized.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 3 Property Acquisitions and Developments

CONSOLIDATED PROPERTIES **2004** On January 7, 2004, the Company acquired a 50% membership interest in a newly formed limited liability company ("Burlington LLC") which owns Burlington Town Center, an enclosed mall in Burlington, Vermont. The aggregate consideration for the 50% ownership interest in Burlington Town Center was approximately $10,250 (subject to certain prorations and adjustments). Approximately $9,000 was funded in cash by the Company at closing with the remaining

(Dollars in thousands, except for per share amounts)

amounts to be funded in cash in 2004 when certain conditions related to the property are satisfied. In addition, at closing the Company made a $31,500 mortgage loan to Burlington LLC to replace the existing mortgage financing which had been collateralized by the property. The new mortgage loan requires monthly payments of principal and interest, bears interest at a rate per annum of 5.5% and is scheduled to mature in January 2009. The Company has an annual preferential return of 10% on its initial investment and has an option to purchase the remaining 50% interest in Burlington LLC until in January 2007 at a price computed based on a formula related to the Company's initial purchase price. Finally, management and leasing responsibilities for the property were assumed by GGMI effective on the closing date. Due to substantive participating rights held by the unaffiliated venture partners, this investment is expected to be accounted for by the Company on the equity method.

On January 16, 2004, the Company acquired Redlands Mall, an enclosed mall in Redlands, California. The purchase price paid for Redlands Mall was approximately $14,250 (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including proceeds from borrowings under the Company's credit facilities.

On March 5, 2004, the Company acquired Four Seasons Town Centre, an enclosed mall in Greensboro, North Carolina. The purchase price paid for Four Seasons Towne Centre Mall was approximately $161,000 (subject to certain prorations and adjustments). The consideration was paid by the assumption of approximately $134,000 in existing long-term non-recourse mortgage debt (bearing interest at a rate per annum of approximately 5.6% and scheduled to mature in November 2013), approximately $25,100 in 7% preferred units of Operating Partnership interest and the remaining amounts in cash, primarily from amounts borrowed under the Company's credit facilities. Immediately following the closing, the Company prepaid approximately $22,000 of such debt using cash on hand.

2003 On April 30, 2003, the Company acquired Peachtree Mall, an enclosed regional mall located in Columbus, Georgia. The purchase price was approximately $87,600, which was paid at closing with an interest-only acquisition loan of approximately $53,000 (bearing interest at a rate per annum of LIBOR plus 85 basis points and maturing in April 2008, assuming all no-cost extension options are exercised) and the balance from cash on hand and amounts borrowed under the Company's credit facilities.

On June 11, 2003, the Company acquired Saint Louis Galleria, an enclosed mall in St. Louis, Missouri. The aggregate consideration paid for Saint Louis Galleria was approximately $235,000 (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including proceeds from refinancings of existing long-term debt and an approximately $176,000 acquisition loan which initially bore interest at LIBOR plus 105 basis points. In October 2003, pursuant to the original loan terms, the interest rate spread on the loan was reset to 165 basis points. The loan requires monthly payments of interest-only and is scheduled to mature in June 2008 assuming all no-cost extension options are exercised.

On June 11, 2003, the Company acquired Coronado Center, an enclosed mall in Albuquerque, New Mexico. The aggregate consideration paid for Coronado Center was approximately $175,000 (subject to certain prorations and adjustments). The consideration was paid in the form of cash borrowed under the Company's credit facilities and an approximately $131,000 acquisition loan which initially bore interest at LIBOR plus 85 basis points. In September 2003, $30,000 was repaid under the acquisition loan and, pursuant to the original loan terms, the interest rate spread on the loan was reset to 91 basis points. The loan requires monthly payments of interest-only and is scheduled to mature in October 2008 assuming all three no-cost extension options are exercised.

On July 1, 2003, the Company acquired the 49% ownership interest in GGP Ivanhoe III, Inc. ("GGP Ivanhoe III") which was held by the Company's joint venture partner (an affiliate of Ivanhoe Cambridge, Inc. of Montreal, Canada ("Ivanhoe")), thereby increasing the Company's ownership interest to 100%. The aggregate consideration for the 49% ownership interest in Ivanhoe III was approximately $459,000 (subject to certain prorations and adjustments). Concurrently with this transaction, a new joint venture, GGP Ivanhoe IV, Inc., ("GGP Ivanhoe IV") was created between the Company and Ivanhoe to own Eastridge Mall, which previously had been owned by GGP Ivanhoe III (Note 4). The Company's ownership interest in GGP Ivanhoe IV is 51% and Ivanhoe's ownership interest is 49%.

On August 27, 2003, the Company acquired Lynnhaven Mall, an enclosed mall in Virginia Beach, Virginia for approximately $256,500. The consideration (after certain prorations and adjustments) was paid in the form of cash borrowed under an existing unsecured credit facility and a $180,000 interest-only acquisition loan. The acquisition loan currently bears interest at a rate per annum of LIBOR plus 125 basis points and is scheduled to mature in August 2008, (assuming the exercise of three one-year, no-cost extension options).

On October 14, 2003, the Company acquired Sikes Senter, an enclosed mall located in Wichita Falls, Texas. The purchase price was approximately $61,000, which was paid at closing with an interest-only acquisition loan of approximately $41,500 (bearing interest

(Dollars in thousands, except for per share amounts)

at a rate per annum of LIBOR plus 70 basis points and scheduled to mature in November 2008, assuming all no-cost extension options are exercised) and the balance from cash on hand and amounts borrowed under the Company's credit facilities.

On October 29, 2003, the Company acquired The Maine Mall, an enclosed mall in Portland, Maine. The purchase price paid for The Maine Mall was approximately $270,000 (subject to certain prorations and adjustments). The consideration was paid in the form of cash borrowed under the Company's credit facilities and an approximately $202,500 acquisition loan which initially bears interest at LIBOR plus 92 basis points. After May 14, 2004, depending upon certain factors, the interest rate spread per annum could vary from 85 basis points to 198 basis points. The loan requires monthly payments of interest-only and matures in October 2008 (assuming the exercise by the Company of all no-cost extension options).

On October 31, 2003, the Company acquired Glenbrook Square, an enclosed mall in Fort Wayne, Indiana. The purchase price paid for Glenbrook Square was approximately $219,000 (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including proceeds from refinancings of existing long-term debt and by an approximately $164,250 acquisition loan which initially bears interest at LIBOR plus 80 basis points. After April 10, 2004, depending upon certain factors, the interest rate spread per annum could vary from 85 basis points to 185 basis points. The loan requires monthly payments of interest-only and is scheduled to mature in April 2009 (assuming the exercise by the Company of all no-cost extension options).

On December 5, 2003, the Company acquired Foothills Mall, four adjacent retail properties in Foothills, Colorado. The purchase price paid was approximately $100,500 (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including borrowings under an existing line of credit, approximately $45,750 in assumed debt and approximately $26,637 in new 6.5% preferred units of limited partnership in the Operating Partnership ("Series D"). The assumed debt requires monthly payments of principal and interest, bears interest at a weighted average rate per annum of approximately 6.6% and matures in September 2008.

On December 23, 2003, the Company acquired Chico Mall, an enclosed mall in Chico, California. The purchase price paid for Chico Mall was approximately $62,390 (subject to certain prorations and adjustments). The consideration was paid in the form of cash borrowed under the Company's credit facilities and the assumption of approximately $30,600 in existing long-term mortgage indebtedness that currently bears interest at a rate per annum of 7.0%. The loan requires monthly payments of principal and interest and is scheduled to mature in March 2005.

On December 23, 2003, the Company acquired Rogue Valley Mall, an enclosed mall in Medford, Oregon. The purchase price paid for Rogue Valley Mall was approximately $57,495 (subject to certain prorations and adjustments). The consideration was paid from cash on hand, including proceeds from borrowings under the Company's credit facilities, and by the assumption of approximately $28,000 in existing long-term mortgage indebtedness that currently bears interest at a rate per annum of 7.85%. The loan requires monthly payments of principal and interest and is scheduled to mature in January 2011.

2002 On May 28, 2002, the Company acquired the stock of Victoria Ward, Limited, a privately held real estate corporation ("Victoria Ward"). The total acquisition price was approximately $250,000, including the assumption of approximately $50,000 of existing debt, substantially all of which was repaid immediately following the closing. The $250,000 total cash requirement was funded from the proceeds of the sale of the Company's investment in marketable securities (related to the GGP MPTC financing (Note 5)) and from available cash and cash equivalents. The principal Victoria Ward assets include 65 fee simple acres in Kakaako, central Honolulu, Hawaii, currently improved with, among other uses, an entertainment, shopping and dining district which includes Ward Entertainment Center, Ward Warehouse, Ward Village and Village Shops. At acquisition, Victoria Ward owned in total 17 land parcels each of which was individually ground leased to tenants and 29 owned buildings containing in the aggregate approximately 878,000 square feet of retail space, as well as approximately 441,000 square feet of office, commercial and industrial leasable area. In 2002 and subsequent years, Victoria Ward has been and will be taxed as a REIT.

On July 10, 2002, the Company acquired JP Realty, Inc. ("JP Realty"), a publicly-held real estate investment trust, and its operating partnership subsidiary, Price Development Company, Limited Partnership ("PDC"). The total acquisition price was approximately $1,100,000 which included the assumption of approximately $460,000 in existing debt and approximately $116,000 of existing cumulative preferred operating partnership units in PDC (510,000 PDC Series A 8.75% units redeemable commencing April 23, 2004, 3,800,000 PDC Series B 8.95% units redeemable commencing July 28, 2004 and 320,000 PDC Series C 8.75% units redeemable commencing May 1, 2005). Each unit of each series of the cumulative redeemable preferred units in PDC has a liquidation value of $25 per unit and is convertible at the option of the preferred unit holder in 2009 (2010 for the PDC Series C Units) into 0.025 shares of a newly created series of General Growth preferred stock ($1,000 per share base liquidation preference) with payment and liquidation rights comparable to such preferred unit. Pursuant to the terms of the merger

(Dollars in thousands, except for per share amounts)

agreement, the outstanding shares of JP Realty common stock were converted into $26.10 per share of cash (approximately $431,470). Holders of common units of limited partnership interest in PDC were entitled to receive $26.10 per unit in cash or, at the election of the holder, .522 8.5% Series B Preferred Units (Note 2) per unit. Based upon the elections of such holders, 1,426,393 Series B Preferred Units were issued and the holders of the remaining common units of limited partnership interest of PDC received approximately $23,600 in cash. JP Realty owned or had an interest in 51 properties, including 18 enclosed regional mall centers (two of which were owned through controlling general partnership interests), 26 anchored community centers (two of which were owned through controlling general partnership interests), one free-standing retail property and 6 mixed-use commercial/business properties, containing an aggregate of over 15,200,000 square feet of GLA in 10 western states. The cash portion of the acquisition price was funded from the net proceeds of certain new mortgage loans, a new $350,000 acquisition loan (Note 5), and available cash and cash equivalents.

On August 5, 2002, the Operating Partnership acquired from GGP/Homart, the Prince Kuhio Plaza in Hilo, Hawaii for approximately $39,000. Prince Kuhio Plaza, which contains approximately 504,000 square feet of GLA, was acquired by the assumption by the Operating Partnership of the allocated share of the GGP MPTC financing (Note 4) pertaining to Prince Kuhio Plaza (approximately $24,000) and the payment to GGP/Homart of $7,500 in cash and $7,500 in the form of a promissory note. Immediately following the acquisition, GGP/Homart issued a dividend of $15,000 to its two co-investors, paid in the form of $7,500 in cash to NYSCRF (as defined in Note 4 below) and the $7,500 promissory note to the Operating Partnership. Upon receipt of the promissory note as a dividend, the Operating Partnership caused the promissory note to GGP/Homart to be cancelled.

On August 26, 2002, concurrent with the formation of GGP/Teachers (Note 3), the Company, through GGP/Teachers, acquired Galleria at Tyler in Riverside, California, Kenwood Towne Centre in Cincinnati, Ohio and Silver City Galleria in Taunton, Massachusetts from an institutional investor for an aggregate purchase price of approximately $477,000. Two existing non-recourse loans on Silver City Galleria, aggregating a total of $75,000 and bearing interest at a rate per annum of 7.41%, were assumed and three new non-recourse mortgage loans totaling approximately $337,000 were obtained. The new loans bear interest at a weighted average rate per annum of LIBOR plus 76 basis points.

On September 13, 2002, the Company acquired Pecanland Mall, an enclosed regional mall in Monroe, Louisiana, for approximately $72,000. The acquisition was funded by approximately $22,000 of cash on hand and the assumption of a $50,000 existing non-recourse loan that bore interest at a rate per annum equal to the sum of 3.0% plus the greater of (i) LIBOR or (ii) 3.5%. The loan was scheduled to mature in January of 2005 and was refinanced in February 2004. The new $66,000 non-recourse mortgage loan bears interest at a rate of 4.28% per annum, requires monthly payments of principal and interest and is scheduled to mature in March 2010.

On December 4, 2002, the Company acquired Southland Mall, an enclosed regional mall in Hayward, California. The aggregate consideration paid was approximately $89,000. The purchase was financed with approximately $24,000 of cash on hand and a new 5-year (assuming all options to extend are exercised) $65,000 mortgage loan that bears interest at LIBOR plus 75 basis points. The Company currently plans to refinance this loan in March 2004 with a new $90,000 long-term, non-recourse, fixed rate amortizing mortgage loan.

2001 During April 2001, GGP-Tucson Mall, L.L.C., a consolidated subsidiary of the Operating Partnership ("GGP-Tucson"), agreed to advance $20,000 to an unaffiliated developer in the form of a secured promissory note (bearing interest at 8% per annum) collateralized by such developer's ownership interest in Tucson Mall, a 1.3 million square foot enclosed regional mall in Tucson, Arizona. The promissory note required installment payments of interest-only and was due on demand. GGP-Tucson had also entered into an option agreement to purchase Tucson Mall from such developer and its co-tenants in title to the property. On August 15, 2001, the promissory note was repaid in conjunction with GGP-Tucson's completion of its acquisition of Tucson Mall pursuant to the option agreement. The aggregate consideration paid by GGP-Tucson for Tucson Mall was approximately $180,000 (subject to prorations and to certain adjustments and payments to be made by GGP-Tucson). The consideration was paid in the form of cash borrowed under the Operating Partnership's revolving line of credit and an approximately $150,000 short-term floating rate acquisition loan which was scheduled to mature in December 2001 but was refinanced in December 2001 in conjunction with the GGP MPTC financing (Note 5).

DEVELOPMENTS The Company has an ongoing program of renovations and expansions at its properties including the following significant projects (projected expenditure in excess of $10,000) currently under construction at the following centers:

- Alderwood Mall in Lynnwood (Seattle), Washington (owned by GGP/Homart II)
- Altamonte Mall in Altamonte Springs (Orlando), Florida (owned by GGP/Homart II)
- The Woodlands Mall in The Woodlands (Houston), Texas (owned by GGP/Homart)

(Dollars in thousands, except for per share amounts)

- Eastridge Mall in San Jose, California (owned by GGP Ivanhoe IV)
- Crossroads Center in St. Cloud, Minnesota
- Ala Moana Center in Honolulu, Hawaii
- River Falls Mall in Clarksville, Indiana
- Grand Teton Mall in Idaho Falls, Idaho
- Kenwood Towne Centre in Cincinnati, Ohio (owned by GGP/Teachers)
- NewPark Mall in Newark (San Francisco), California (owned by GGP/Homart)

The above listed projects represent a total projected expenditure (including the amount of the Unconsolidated Centers at the Company's ownership percentage) of approximately $370,000.

During 1998, the Company formed the Circle T joint venture to develop a regional mall in Westlake (Dallas), Texas as further described in Note 4 below. As of December 31, 2003, the Company had invested approximately $18,311 in the joint venture. The Company is currently obligated to fund additional pre-development costs of approximately $539. Total development costs are not finalized or committed but are anticipated to be funded from a construction loan that is expected to be obtained. The retail site, part of a planned community which is expected to contain a resort hotel, a golf course, luxury homes and corporate offices, is currently planned to contain up to 1.3 million square feet of tenant space including up to nine anchor stores, an ice rink and a multi-screen theater. The construction project is currently anticipated to be completed in 2006.

On June 23, 2002, the Company commenced construction of the Jordan Creek Town Center on a 200 acre site in West Des Moines, Iowa. As of December 31, 2003, the Company had invested approximately $80,012 in the project, including land costs. Total development costs are estimated to be approximately $200,000 and are anticipated to be funded from operating cash flow, current unsecured revolving credit facilities and/or a future project loan. At completion, currently scheduled for August 2004, the regional mall is planned to contain up to two million square feet of tenant space with up to three anchor stores, a hotel and an amphitheater.

The Company also owns and/or is investigating certain other potential development sites (representing a net investment of approximately $34,005), including sites in Toledo, Ohio and South Sacramento, California but there can be no assurance that development of these sites will proceed.

NOTE 4 Investments In Unconsolidated Affiliates

GGP/HOMART The Company owns 50% of the common stock of GGP/Homart with the remaining ownership interest held by the New York State Common Retirement Fund ("NYSCRF"). GGP/Homart has elected to be taxed as a REIT. NYSCRF has an exchange right under the GGP/Homart Stockholders' Agreement, which permits it to convert its ownership interest in GGP/Homart to shares of Common Stock of General Growth. If such exchange right is exercised, the Company may alternatively satisfy such exchange in cash.

During 2002, as further described in Note 3, GGP/Homart sold its interest in Prince Kuhio Plaza to the Company for approximately $39,000. In addition, GGP/Homart acquired on December 19, 2002, for a purchase price of approximately $50,000, the 50% interest that it did not own in The Woodlands Mall in Houston, Texas. An additional $50,000 mortgage loan bearing interest at a rate per annum of LIBOR plus 250 basis points was placed at the property on December 31, 2002 which is scheduled to mature in December 2006.

GGP/HOMART II In November 1999, the Company, together with NYSCRF, the Company's co-investor in GGP/Homart, formed GGP/Homart II, a limited liability company which is owned equally by the Company and NYSCRF. According to the membership agreement between the venture partners, the Company and its joint venture partner share in the profits and losses, cash flows and other matters relating to GGP/Homart II in accordance with their respective ownership percentages.

At the time of its formation, GGP/Homart II owned 100% interests in Stonebriar Centre in Frisco (Dallas), Texas, Altamonte Mall in Altamonte Springs (Orlando), Florida, Natick Mall in Natick (Boston), Massachusetts, and Northbrook Court in Northbrook (Chicago), Illinois which were contributed by the Company, and 100% interests in Alderwood Mall in Lynnwood (Seattle), Washington, Carolina Place in Charlotte, North Carolina and Montclair Plaza in Los Angeles, California which were contributed by NYSCRF. Certain of these seven malls were contributed subject to existing financing ("Retained Debt") in order to balance the net equity values of the malls contributed by each of the venture partners. Such contribution arrangements between the Company and NYSCRF have the effect of the Company having an additional contingent obligation to fund all amounts related to such debt including any shortfalls GGP/Homart II may incur if the non-recourse debt (approximately $164,000 at December 31, 2003) related to Natick Mall is not funded by proceeds from any subsequent sales or refinancing of Natick Mall.

(Dollars in thousands, except for per share amounts)

Subsequent to its formation, GGP/Homart II made three additional acquisitions. Specifically, during March 2001, GGP/Homart II acquired a 100% ownership interest in Willowbrook Mall in Houston, Texas for a purchase price of approximately $145,000. GGP/Homart II financed the Willowbrook acquisition with a new $102,000 10-year mortgage loan bearing interest at 6.93% per annum and approximately $43,000 in financing proceeds from a new mortgage loan collateralized by Stonebriar Centre. Glendale Galleria was acquired by GGP/Homart II on November 27, 2002, for approximately $415,000. A portion of the purchase price was paid by the Operating Partnership's issuance of 822,626 convertible preferred Operating Partnership units ("Series C") having a base liquidation preference of approximately $41,000 (Note 2). In addition, on December 30, 2002, GGP/Homart II acquired First Colony Mall, an enclosed regional mall in Sugar Land, Texas for approximately $105,000. The acquisition was funded by cash on hand and a new $67,000 mortgage loan bearing interest at a rate per annum of LIBOR plus 80 basis points with a scheduled maturity of January 2006.

GGP/TEACHERS On August 26, 2002, the Company formed GGP/Teachers, a new limited liability company owned 50% by the Company and 50% by Teachers' Retirement System of the State of Illinois ("Illinois Teachers"). Upon formation of GGP/Teachers, Clackamas Town Center in Portland, Oregon, which was 100% owned by Illinois Teachers, was contributed to GGP/Teachers. In addition, concurrent with its formation, GGP/Teachers acquired Galleria at Tyler in Riverside, California, Kenwood Towne Centre in Cincinnati, Ohio, and Silver City Galleria in Taunton, Massachusetts, as described in Note 3. The Company's share (approximately $112,000) of the equity of GGP/Teachers was funded by a portion of new unsecured loans that total $150,000 (see note 5) and bear interest at LIBOR plus 100 basis points. According to the operating agreement between the venture partners, the Company and Illinois Teachers generally share in the profits and losses, cash flows and other matters relating to GGP/Teachers in accordance with their respective 50% ownership percentages. Also pursuant to the operating agreement, and in exchange for a reduced initial cash contribution by the Company, certain debt (approximately $19,389 at December 31, 2003) related to the properties was deemed to be Retained Debt and therefore, solely attributable to the Company. The Company would be obligated to fund all amounts related to such debt including any shortfalls of any subsequent sale or refinancing proceeds of the properties against their respective loan balances to the extent of such Retained Debt.

In addition, on December 19, 2002, Florence Mall in Florence, Kentucky was acquired by GGP/Teachers for a purchase price of approximately $97,000 including a new, two-year $60,000 mortgage loan that bears interest at a rate per annum of LIBOR plus 89 basis points and matures in January 2008 (assuming an exercise of both no-cost extension options).

GGP IVANHOE III On July 1, 2003, the Operating Partnership acquired the 49% common stock ownership interest in GGP Ivanhoe III which was held by the Company's joint venture partner (Ivanhoe Cambridge, Inc. of Montreal, Canada ("Ivanhoe")), thereby increasing the Company's ownership interest to a full 100%. Following the completion of the transaction described below, GGP Ivanhoe III holds a 100% ownership in 7 enclosed regional malls.

The aggregate consideration for the 49% ownership interest in GGP Ivanhoe III was approximately $459,000 (subject to certain prorations and adjustments). Approximately $268,000 of existing mortgage debt was assumed in connection with this acquisition with the balance of the aggregate consideration, or approximately $191,000, being funded from proceeds from the refinancing of existing long-term debt and new mortgage loans on previously unencumbered properties.

GGP IVANHOE IV Concurrently with the July 1, 2003 GGP Ivanhoe III transaction described above, a new joint venture, GGP Ivanhoe IV was created between the Operating Partnership and Ivanhoe to own Eastridge Mall, which previously had been owned by GGP Ivanhoe III. No gain or loss was recognized on the transfer of Eastridge Mall by GGP Ivanhoe III. The Company and Ivanhoe share in the profits and losses, cash flows and other matters relating to GGP Ivanhoe IV in accordance with their respective common stock ownership percentages (51% and 49%, respectively) except that certain major operating and capital decisions (as defined in the stockholders' agreement) requires the approval of both stockholders. Accordingly, the Company is accounting for GGP Ivanhoe IV using the equity method. GGP Ivanhoe IV will elect to be taxed as a REIT. Additionally, the stockholders' agreement provides that during certain periods in 2006 or certain periods in 2009, Ivanhoe shall have the right to require the Company to purchase all of the GGP Ivanhoe IV common stock held by Ivanhoe for a purchase price equal to the value of such GGP Ivanhoe IV common stock. The Company can satisfy this obligation in any combination of cash or Common Stock. Also in exchange for a reduced cash portion of the total purchase price paid by the Company in connection with the acquisition of Ivanhoe's interest in GGP Ivanhoe III, certain debt related to the property (approximately $39,284 at December 31, 2003) was deemed to be Retained Debt and therefore, solely attributable to the Company. Following the acquisition of Ivanhoe's interest in GGP Ivanhoe III, the Company is obligated to fund all amounts related to such Retained Debt including any shortfalls of any subsequent sale or refinancing proceeds of the property against the respective loan balance to the extent of such Retained Debt.

GGP IVANHOE GGP Ivanhoe owns The Oaks Mall in Gainesville, Florida and Westroads Mall in Omaha, Nebraska. The Company contributed approximately $43,700 for its 51% common stock ownership interest in GGP Ivanhoe and Ivanhoe owns the remaining

(Dollars in thousands, except for per share amounts)

49% ownership interest. Other than the absence of a right of Ivanhoe to require the Company to purchase the GGP Ivanhoe common stock held by Ivanhoe, the terms of the stockholders' agreement are generally similar to those of GGP Ivanhoe IV and GGP Ivanhoe has elected to be taxed as a REIT. As certain major decisions concerning GGP Ivanhoe must be made jointly by the Company and Ivanhoe, the Company is accounting for GGP Ivanhoe using the equity method.

TOWN EAST/ QUAIL SPRINGS The Company owns a 50% general partnership interest in Town East Mall, located in Mesquite, Texas and a 50% general partnership interest in Quail Springs Mall in Oklahoma City, Oklahoma. The Company shares in the profits and losses, cash flows and other matters relating to Town East and Quail Springs in accordance with its respective ownership percentages.

On March 1, 2004 the Company acquired the remaining 50% general partnership interest in Town East from its unaffiliated joint venture partner. The purchase price for the 50% ownership interest was approximately $44,500, which was paid in cash from cash on hand, including proceeds from borrowings under the Company's credit facilities.

CIRCLE T At December 31, 2003, the Company, through a wholly-owned subsidiary, owns a 50% general partnership interest in Westlake Retail Associates, Ltd. ("Circle T"). AIL Investment, LP, an affiliate of Hillwood Development Company ("Hillwood"), is the limited partner of Circle T. Circle T is currently developing the Circle T Ranch Mall, a regional mall in Dallas, Texas, scheduled for completion in 2006. Development costs are expected to be funded by a construction loan to be obtained by the joint venture and capital contributions by the joint venture partners. As of December 31, 2003, the Company has made contributions of approximately $18,311 to the project for pre-development costs (and is currently obligated to fund approximately $539 of additional specified pre-development costs) and Hillwood has contributed approximately $11,200, mostly in the form of land costs and related pre-development costs.

SUMMARIZED FINANCIAL INFORMATION OF INVESTMENTS IN UNCONSOLIDATED REAL ESTATE AFFILIATES Following is summarized financial information for the Company's Unconsolidated Real Estate Affiliates as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

Combined Balance Sheets (unaudited)

Assets	December 31, 2003	December 31, 2002
Land	$ 532,036	$ 558,747
Buildings and equipment	4,698,197	5,342,201
Less accumulated depreciation	(600,431)	(542,075)
Developments in progress (*)	100,197	59,212
Net property and equipment	4,729,999	5,418,085
Investment in unconsolidated joint ventures	11,876	1,289
Net investment in real estate	4,741,875	5,419,374
Cash and cash equivalents	107,214	225,427
Marketable securities	—	523
Tenant accounts receivable, net	82,091	90,342
Deferred expenses, net	120,159	127,862
Prepaid expenses and other assets	99,042	99,307
Total assets	$ 5,150,381	$ 5,962,835
Liabilities and Owners' Equity		
Mortgage notes and other debt payable	$ 3,542,173	$ 4,074,025
Accounts payable and accrued expenses	232,120	289,375
Minority Interest	117	117
	3,774,410	4,363,517
Owners' Equity	1,375,971	1,599,318
Total liabilities and owners' equity	$ 5,150,381	$ 5,962,835

(*) At December 31, 2003 and 2002, amounts reflected as development in progress include approximately $29,481 and $28,563, respectively, of assets of the Circle T joint venture.

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except for per share amounts)

Company Investment In Unconsolidated Real Estate Affiliates

	2003	2002
Owners' equity	$ 1,375,971	$1,599,318
Less joint venture partners' equity	(794,402)	(885,902)
Loans and other, net	49,044	53,103
Company investment in and loans from Unconsolidated Real Estate Affiliates	$ 630,613	$ 766,519

Combined Statements of Operations

	Twelve Months Ended December 31,		
	2003	2002	2001
Revenues:			
Minimum rents	$ 558,322	$ 484,507	$ 434,888
Tenant recoveries	272,536	236,700	213,349
Overage rents	16,290	16,801	15,708
Other	15,123	13,001	9,822
Total revenues	862,271	751,009	673,767
Expenses:			
Real estate taxes	78,449	65,904	59,622
Repairs and maintenance	64,865	56,340	53,652
Marketing	27,504	25,294	22,018
Other property operating costs	117,056	98,771	81,897
Provision for doubtful accounts	3,197	3,433	3,738
Property management and other costs	48,807	40,818	37,085
General and administrative	2,099	536	5,269
Depreciation and amortization	158,480	136,713	121,910
Total expenses	500,457	427,809	385,191
Operating income	361,814	323,200	288,576
Interest income	5,757	14,976	8,651
Interest expense	(174,862)	(161,339)	(176,872)
Equity in income of unconsolidated joint ventures	4,640	4,938	1,740
Cumulative effect of accounting change	—	—	(704)
Net Income	$ 197,349	$ 181,775	$ 121,391

Company Equity In Earnings of Unconsolidated Real Estate Affiliates

	2003	2002	2001
Total net income of Unconsolidated Real Estate Affiliates	$ 197,349	$ 181,775	$ 121,391
Cumulative effect of accounting change	—	—	704
Joint venture partners' share of earnings of Unconsolidated Real Estate Affiliates	(98,226)	(90,449)	(63,630)
Amortization of capital or basis differences	(3,263)	(4,717)	1,730
Elimination of Unconsolidated Real Estate Affiliate loan interest	(1,380)	(5,784)	—
Company equity in earnings in Unconsolidated Real Estate Affiliates	$ 94,480	$ 80,825	$ 60,195

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except for per share amounts)

In addition, the following is summarized financial information for certain individually significant Unconsolidated Real Estate Affiliates as of December 31, 2002 and 2001 and for the years ended December 31, 2003, 2002 and 2001.

GGP/Homart and GGP/Homart II Balance Sheets

	GGP/Homart December 31,		GGP/Homart II December 31,	
Assets	2003	2002	2003	2002
Land	$ 146,908	$ 146,947	$ 214,740	$ 187,597
Buildings and equipment	1,691,508	1,630,028	1,863,028	1,801,918
Less accumulated depreciation	(329,099)	(272,567)	(151,662)	(100,365)
Developments in progress	15,905	8,784	40,261	21,758
Net property and equipment	1,525,222	1,513,192	1,966,367	1,910,908
Investment in unconsolidated joint ventures	11,876	1,289	—	—
Net investment in real estate	1,537,098	1,514,481	1,966,367	1,910,908
Cash and cash equivalents	74,162	82,975	5,999	102,203
Marketable securities	—	294	—	229
Tenant accounts receivable, net	37,352	36,867	28,242	25,395
Deferred expenses, net	45,426	47,019	59,661	55,892
Prepaid expenses and other assets	50,516	26,092	39,662	36,443
Total assets	$ 1,744,554	$ 1,707,728	$ 2,099,931	$ 2,131,070
Liabilities and Owners' Equity				
Mortgage notes and other debt payable	$ 1,462,193	$ 1,323,040	$ 1,317,607	$ 1,469,137
Accounts payable and accrued expenses	66,736	80,497	76,290	81,736
Minority Interest	—	—	117	117
	1,528,929	1,403,537	1,394,014	1,550,990
Owners' Equity	215,625	304,191	705,917	580,080
Total liabilities and owners' equity	$ 1,744,554	$ 1,707,728	$ 2,099,931	$ 2,131,070

(Dollars in thousands, except for per share amounts)

GGP/Homart and GGP/Homart II Income Statements

	GGP/Homart Twelve Months Ended December, 31			GGP/Homart II Twelve Months Ended December, 31		
	2003	2002	2001	2003	2002	2001
Revenues:						
Minimum rents	$208,662	$189,839	$185,640	$177,041	$136,373	$125,303
Tenant recoveries	91,475	81,536	81,612	85,194	65,837	57,721
Overage rents	6,240	6,367	7,216	6,250	4,095	2,998
Other	6,272	7,358	5,534	5,727	2,745	1,983
Total revenues	312,649	285,100	280,002	274,212	209,050	188,005
Expenses:						
Real estate taxes	26,852	24,145	21,446	24,493	19,068	16,943
Repairs and maintenance	25,482	22,235	22,738	18,455	13,506	13,259
Marketing	9,576	9,410	8,958	9,271	6,901	5,705
Other property operating costs	41,327	38,324	34,254	34,386	23,153	18,763
Provision for doubtful accounts	1,040	1,602	1,810	1,733	578	1,051
Property management and other costs	18,846	17,067	16,470	15,892	11,357	10,663
General and administrative	755	212	2,676	577	63	1,658
Depreciation and amortization	62,485	54,671	53,096	53,243	39,396	35,775
Total expenses	186,363	167,666	161,448	158,050	114,022	103,817
Operating income	126,286	117,434	118,554	116,162	95,028	84,188
Interest income	1,185	3,554	3,002	4,188	11,074	4,751
Interest expense	(74,813)	(65,978)	(73,530)	(60,491)	(49,657)	(48,154)
Equity in income of unconsolidated joint ventures	4,640	4,938	1,740	—	—	—
Cumulative effect of accounting change	—	—	(3,441)	—	—	(1,534)
Net Income	$ 57,298	$ 59,948	$ 46,325	$ 59,859	$ 56,445	$ 39,251

Significant accounting policies used by the Unconsolidated Real Estate Affiliates are the same as those used by the Company.

NOTE 5 Mortgage Notes and Other Debt Payable

Mortgage notes and other debt payable have various maturities through 2095 (weighted average scheduled remaining term equal to 5.1 years at December 31, 2003 - see Note 12) and consisted of the following:

	December 31,	
	2003	2002
Fixed-Rate debt:		
Mortgage notes and other debt payable	$ 4,052,244	$ 2,523,701
Variable-Rate debt:		
Mortgage notes payable	1,672,496	1,472,310
Credit Facilities and bank loans	924,750	596,300
Total Variable-Rate debt	2,597,246	2,068,610
Total	$ 6,649,490	$ 4,592,311

(Dollars in thousands, except for per share amounts)

Land, buildings and equipment related to the mortgage notes payable with an aggregate cost of approximately $9,467,917 at December 31, 2003 have been pledged as collateral. Certain properties, including those within the portfolios collateralized by commercial mortgage-backed securities, are subject to financial performance covenants, primarily debt service coverage ratios.

FIXED RATE DEBT **Mortgage notes and other debt payable** Mortgage notes and other debt payable consist primarily of fixed rate non-recourse notes collateralized by individual or groups of properties or equipment. Also included in mortgage notes and other debt payable as of December 31, 2003 are $100,000 of ten-year senior unsecured notes, bearing interest at a fixed rate of 7.29% per annum, which were issued by PDC in March 1998 and were assumed by the Company in conjunction with the acquisition of JP Realty (Note 2). Interest payments on these notes are due semi-annually on March 11 and September 11 of each year and principal payments of $25,000 are due annually beginning March 2005. The fixed rate notes bear interest ranging from 1.81% to 10.00% per annum (weighted average of 6.42% per annum), and require monthly payments of principal and/or interest. Certain properties are pledged as collateral for the related mortgage notes. Substantially all of the mortgage notes payable as of December 31, 2003 are non-recourse to the Company. Certain mortgage notes payable may be prepaid but are generally subject to prepayment penalty of a yield-maintenance premium or a percentage of the loan balance. Certain loans have cross-default provisions and are cross-collateralized as part of a group of properties. Under certain cross-default provisions, a default under any mortgage notes included in a cross-defaulted package may constitute a default under all such mortgage notes and may lead to acceleration of the indebtedness due on each property within the collateral package. In general, the cross-defaulted properties are under common ownership. However, GGP Ivanhoe debt collateralized by two GGP Ivanhoe centers (totaling $125,000) is cross-defaulted and cross-collateralized with debt collateralized (totaling $435,000) by 11 Consolidated Centers.

VARIABLE RATE DEBT **Mortgage notes and other debt payable** Variable rate mortgage notes and other debt payable at December 31, 2003 consisted primarily of approximately $495,746 of collateralized mortgage-backed securities, approximately $1,176,750 of mortgage notes collateralized by individual properties and $924,750 of unsecured debt of which $789,000 is outstanding under the Company's 2003 Credit Facility as described below. Approximately $500,000 of the variable rate debt is currently subject to fixed rate swap agreements as described below. The loans bear interest at a rate per annum equal to LIBOR plus 60 to 250 basis points.

Commercial Mortgage-Backed Securities In August 1999, the Company issued $500,000 of commercial mortgage-backed securities (the "Ala Moana CMBS") collateralized by the Ala Moana Center. The securities were comprised of notes which bore interest at rates per annum ranging from LIBOR plus 50 basis points to LIBOR plus 275 basis points (weighted average equal to LIBOR plus 95 basis points), calculated and payable monthly. The notes were repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing described below. In conjunction with the issuance of the Ala Moana CMBS, the Company arranged for an interest rate cap agreement, the effect of which was to limit the maximum interest rate the Company would be required to pay on the securities to 9% per annum.

In September 1999, the Company issued $700,229 of commercial mortgage-backed securities (the "GGP-Ivanhoe CMBS") cross-collateralized and cross-defaulted by a portfolio of nine regional malls and an office complex adjacent to one of the regional malls (four regional malls and the office complex owned by GGP Ivanhoe III and five regional malls 100% owned by the Company). The GGP-Ivanhoe CMBS was comprised of notes which bore interest at rates per annum ranging from LIBOR plus 52 basis points to LIBOR plus 325 basis points (weighted average equal to LIBOR plus approximately 109 basis points), calculated and payable monthly. The notes were repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing described below. In conjunction with the issuance of the GGP-Ivanhoe CMBS, the Company arranged for an interest rate cap agreement, the effect of which was to limit the maximum interest rate the Company would be required to pay on the securities to 9.03% per annum.

In early December 2001, the Operating Partnership and certain Unconsolidated Real Estate Affiliates completed the placement of $2,550,000 of non-recourse commercial mortgage pass-through certificates (the "GGP MPTC"). The GGP MPTC was initially collateralized by 27 malls and one office building, including 19 malls owned by certain Unconsolidated Real Estate Affiliates. At December 31, 2003, the GGP MPTC has a current outstanding balance of approximately $1,600,000 ($734,304 by Unconsolidated Real Estate Affiliates) and is collateralized by 17 malls and one office building, including 10 malls owned by Unconsolidated Real Estate Affiliates.

The GGP MPTC is comprised of both variable rate and fixed rate notes which require monthly payments of principal and interest. The certificates represent beneficial interests in three loan groups made by three sets of borrowers (GGP/Homart-GGP/Homart II, GGPLP and GGP Ivanhoe III). The original principal amount of the GGP MPTC was comprised of $1,235,000 attributed to

(Dollars in thousands, except for per share amounts)

the Operating Partnership, $900,000 to GGP/Homart and GGP/Homart II and $415,000 to GGP Ivanhoe III. The three loan groups are comprised of variable rate notes with a 36 month initial maturity (with two no cost 12-month extension options), variable rate notes with a 51 month initial maturity (with two no cost 18-month extension options) and fixed rate notes with a 5 year maturity. The 36 month variable rate notes bear interest at rates per annum ranging from LIBOR plus 60 to 235 basis points (weighted average equal to 79 basis points), the 51 month variable rate notes bear interest at rates per annum ranging from LIBOR plus 70 to 250 basis points (weighted average equal to 103 basis points) and the 5 year fixed rate notes bear interest at rates per annum ranging from approximately 5.01% to 6.18% (weighted average equal to 5.38%). The extension options with respect to the variable rate notes are subject to obtaining extensions of the interest rate protection agreements which were required to be obtained in conjunction with the GGP MPTC. The GGP MPTC yielded approximately $470,000 (including amounts attributed to the Unconsolidated Real Estate Affiliates) which were utilized for loan repayments on other properties and temporary investments in cash equivalents and marketable securities. On closing of the GGP MPTC financing, approximately $94,996 of such proceeds attributable to GGP/Homart and GGP/Homart II were loaned to the Operating Partnership. The $16,596 loan by GGP/Homart was repaid by the Operating Partnership in October 2002. The $78,400 loan by GGP/Homart II currently bears interest at a rate per annum of LIBOR plus 135 basis points on the remaining outstanding balance (approximately $8,867 at December 31, 2003). Although the loan is currently scheduled to mature on March 31, 2005 (Note 4), the Operating Partnership currently expects to repay this loan in full by the end of 2004.

Concurrent with the issuance of the certificates, the Company purchased interest rate protection agreements (structured to limit the Company's exposure to interest rate fluctuations), and simultaneously an equal amount of interest rate protection agreements were sold to fully offset the effect of these agreements and to recoup a substantial portion of the cost of such agreements. Further, to achieve a more desirable balance between fixed and variable rate debt, the Company initially entered into certain swap agreements (notional amount equal to $666,933). Approximately $575,000 of such swap agreements were with independent financial services firms. The notional amounts of such swap agreements decline over time to an aggregate of $25,000 at maturity of the 51 month variable rate loans (assuming both 18 month no-cost extension options are exercised). These swap agreements convert the related variable rate debt to fixed rate debt currently bearing interest at a weighted average rate of 4.47% per annum. Such swap agreements have been designated as cash flow hedges and hedge the Company's exposure to forecasted interest payments on the related variable rate debt. The remaining approximately $91,933 of such swap agreements were with GGP Ivanhoe III to provide Ivanhoe with only variable rate debt. As of July 1, 2003, in conjunction with the acquisition of the remaining 49% of GGP Ivanhoe III, the swap agreements between the Company and GGP Ivanhoe III were cancelled (Note 4).

Credit Facilities As of July 31, 2000, the Company obtained an unsecured revolving credit facility (the "Revolver") in a maximum aggregate principal amount of $135,000 (cumulatively increased to $185,000 through December 2001). The outstanding balance of the Revolver was fully repaid from a portion of the proceeds of the GGP MPTC financing described above and the Revolver was terminated. The Revolver bore interest at a floating rate per annum equal to LIBOR plus 100 to 190 basis points, depending on the Company's average leverage ratio. The Revolver was subject to financial performance covenants including debt to value and net worth ratios, earnings ratios and minimum equity values.

In January 2001, GGMI borrowed $37,500 under a new revolving line of credit obtained by GGMI and an affiliate, which was guaranteed by General Growth and the Operating Partnership. This revolving line of credit was scheduled to mature in July 2003 but was fully repaid in December 2001 from a portion of the proceeds of the GGP MPTC financing described above and the line of credit was terminated. The interest rate per annum with respect to any borrowings varied from LIBOR plus 100 to 190 basis points depending on the Company's average leverage ratio.

In conjunction with the 2002 acquisition of JP Realty, an existing $200,000 unsecured credit facility (the "PDC Credit Facility") with a balance of approximately $120,000 was assumed. At December 31, 2002, approximately $130,000 was outstanding on the PDC Credit Facility, all of which was repaid in 2003 primarily from the proceeds from a new credit facility obtained in April 2003 described below. The PDC Credit Facility had a scheduled maturity of July 2003 and bore interest at the option of the Company at (i) the higher of the federal funds rate plus 50 basis points or the prime rate of Bank One, NA, or (ii) LIBOR plus a spread of 85 to 145 basis points as determined by PDC's credit rating.

In April 2003, the Company reached an agreement with a group of banks to establish a new revolving credit facility and term loan (the "2003 Credit Facility") with initial borrowing availability of approximately $779,000 (which was subsequently increased to approximately $1,250,000). At closing, approximately $619,000 was borrowed under the 2003 Credit Facility, which has a term of three years and provides for partial amortization of the principal balance in the second and third years (currently approximately $28,293 in 2004 and $36,101 in 2005). The proceeds were used to repay and consolidate existing financing

(Dollars in thousands, except for per share amounts)

including amounts due on the PDC Credit Facility (which was terminated upon repayment), the Term Loan and the JP Realty acquisition loan. The amount outstanding on the 2003 Credit Facility at December 31, 2003 was approximately $789,000. Amounts borrowed under the 2003 Credit Facility bear interest at a rate per annum of LIBOR plus 100 to 175 basis points depending upon the Company's leverage ratio. As of December 31, 2003, the applicable weighted average interest rate was 2.5%.

Interim Financing As of July 31, 2000, the Company obtained an unsecured term loan (the "Term Loan") in a maximum principal amount of $100,000. As of September 30, 2001, the maximum principal amount of the Term Loan was increased to $255,000 and, as of such date, all amounts available under the Term Loan were fully drawn. Term Loan proceeds were used to fund ongoing redevelopment projects and repay a portion of the remaining balance of the bank loan described in the prior paragraph immediately above. During the fourth quarter of 2001, approximately $48,000 of the principal amount of the Term Loan was repaid from a portion of the 2001 Offering. The Term Loan, which was repaid in April 2003 by the 2003 Credit Facility, bore interest at a rate per annum of LIBOR plus 100 to 170 basis points depending on the Company's average leverage ratio.

In July 2002, in conjunction with the JP Realty acquisition, the Company obtained a new $350,000 loan from a group of banks. The loan, with an outstanding principal balance of $275,000 at December 31, 2002, bore interest at a rate (as elected by the borrower) per annum equal to LIBOR plus 150 basis points and was scheduled to mature on July 9, 2003. The loan was refinanced in April 2003 by the 2003 Credit Facility.

During August 2002, the Company, through Victoria Ward, arranged for an aggregate of $150,000 in loans from two separate groups of banks. On August 23, 2002, the Company borrowed an initial $80,000 and, on September 19, 2002, the Company borrowed an additional $70,000. The two-year loans provide for quarterly partial amortization of principal, bear interest at a rate per annum of LIBOR plus 100 basis points, and require the remaining balance to be paid at maturity (unless extended, under certain conditions, for an additional nine months).

During June 2003, the Company obtained two new acquisition loans totaling approximately $307,000 for the purchases of Saint Louis Galleria and Coronado Center as described in Note 3. The $176,000 loan collateralized by Saint Louis Galleria currently bears interest at a rate per annum of LIBOR plus 165 basis points and the loan collateralized by Coronado Center (approximately $101,000 as of the date of this report) currently bears interest at a rate per annum of LIBOR plus 91 basis points. Both loans require monthly payments of interest-only and are scheduled to mature in five years assuming the exercise by the Company of three one-year, no-cost extension options on each of the loans.

In addition and as described in Note 3, the Company also obtained in 2003 four new acquisition loans totaling approximately $588,250 for the purchases of Lynnhaven Mall, Sikes Senter, The Maine Mall and Glenbrook Square. The loans initially bear interest at LIBOR plus a range of 70 to 125 basis points and generally mature in five years assuming the exercise by the Company of all no-cost extension options.

Construction Loan In connection with the acquisition of JP Realty, the Company assumed a $47,340 construction loan of Spokane Mall Development Company Limited Partnership, and a $50,000 construction loan of Provo Mall Development Company, Ltd., in both of which PDC is the general partner. The loans, which bore interest at a rate per annum of LIBOR plus 150 basis points, were scheduled to mature in July 2003 but were replaced in January 2003 with a new long-term non-recourse mortgage loan. The new loan, allocated $53,000 to the Provo Mall and $42,000 to the Spokane Mall, is collateralized by the two malls, bears interest at a rate per annum of 4.42% and matures in February 2008.

Letters of Credit As of December 31, 2003 and 2002, the Company had outstanding letters of credit of $11,830 and $12,104, respectively, primarily in connection with special real estate assessments and insurance requirements.

(Dollars in thousands, except for per share amounts)

NOTE 6 Income Taxes

INCOME TAXES GGMI, one of the Company's subsidiaries, is a taxable corporation and accordingly, Federal and state income taxes on its net taxable income are payable by GGMI. For the years ended December 31, 2003, 2002 and 2001, the Company's Federal income tax expense was zero as a result of prior (and current year losses in 2001) net operating losses incurred by GGMI. State and local income and other taxes have not been and are not expected to be significant.

GGMI has recognized a benefit provided for income taxes in the amount of $810, $2,696 and $0 for 2003, 2002 and 2001, respectively. A net deferred tax asset, net of valuation allowance, is included in other liabilities at December 31, 2003 and 2002 and is summarized as follows:

	2003	2002
Deferred tax asset	$ 13,276	$ 14,086
Less valuation allowance	8,143	8,953
Net deferred tax asset	$ 5,133	$ 5,133

The net deferred tax asset is primarily comprised of net operating loss carryforwards which are currently scheduled to expire in subsequent years through 2021. At December 31, 2003, the Company concluded that it was more likely than not that this net deferred tax asset will be realized in future periods.

Distributions paid on the Company's common and preferred stock and their tax status are presented in the following tables. The tax status of the Company's distributions in 2003, 2002 and 2001 may not be indicative of future periods. The portion of distributions paid in 2003 shown below as unrecaptured Section 1250 capital gains are designated as capital gain distributions for tax purposes.

	2003	2002	2001
Distributions declared per common share	$ 1.02	$ 0.890	$ 0.747
Return of capital	—	0.177	0.179
Ordinary income	1.003	0.710	0.568
Unrecaptured Section 1250 capital gains	0.017	0.003	—
Distributions declared per preferred share	$ 1.431	$ 1.812	$ 1.812
Ordinary income	1.403	1.802	1.812
Unrecaptured Section 1250 capital gains	0.028	0.010	—

NOTE 7 Rentals Under Operating Leases

The Company receives rental income from the leasing of retail shopping center space under operating leases. The minimum future rentals based on operating leases of Consolidated Centers held as of December 31, 2003 are as follows:

Year	Amount
2004	$ 643,049
2005	589,676
2006	524,290
2007	467,085
2008	409,406
Subsequent	1,503,422

(Dollars in thousands, except for per share amounts)

Minimum future rentals do not include amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of shopping center operating expenses.

Such operating leases are with a variety of tenants, including national and regional retail chains and local retailers, and consequently, the Company's credit risk is concentrated in the retail industry.

NOTE 8 Transactions With Affiliates

NOTES RECEIVABLE-OFFICERS From 1998 through April 30, 2002 certain officers of the Company issued to the Company an aggregate of $24,997 of promissory notes in connection with their exercise of options to purchase an aggregate of 2,703,000 shares (split-adjusted) of the Company's Common Stock.

As of April 30, 2002, the Company's Board of Directors decided to terminate the availability of loans to officers to exercise options on the Common Stock. In conjunction with this decision, the Company and the officers restructured the terms of the promissory notes, including the approximately $2,823 previously advanced in the form of income tax withholding payments made by the Company on behalf of such officers. The previous notes, which bore interest at a rate equal to LIBOR plus 50 basis points, were full recourse to the officers, were collateralized by the shares of Common Stock issued upon exercise of such options, provided for quarterly payments of interest and were payable to the Company on demand. Each of the officers repaid no less than 60% of the principal and 100% of the interest due under such officer's note as of April 30, 2002 and the remaining amounts, approximately $10,141 as of April 30, 2002, were represented by the amended and restated promissory notes. These amended and restated, fully recourse notes are payable in monthly installments of principal and interest (at a market rate which varies monthly computed at LIBOR plus 125 basis points per annum) until fully repaid in May 2009 (or within 90 days of the officer's separation from the Company, if earlier). In October 2002, a voluntary prepayment of approximately $500 was received from one of the officers. As of December 31, 2003, the current outstanding balance under the promissory notes was $7,250, of which approximately $775 relating to income tax withholding payments has been reflected in prepaid expenses and other assets and approximately $6,475 has been reflected as a reduction of Stockholders' Equity.

NOTE 9 Employee Benefit and Stock Plans

1993/2003 INCENTIVE PLANS The Company's 1993 Stock Incentive Plan (which expired according to its terms in April 2003) provided incentives to attract and retain officers and key employees. In addition to certain grants of restricted stock as discussed below, options were granted by the Compensation Committee of the Board of Directors at an exercise price of not less than 100% of the fair market value of the Common Stock on the date of the grant. The term of the options were fixed by the Compensation Committee, but no option was exercisable more than 10 years after the date of the grant. Options granted to officers and key employees were for 10-year terms and were generally exercisable in either 33 1/3% or 20% annual increments from the date of the grants. However, during 2000, 159,957 options were granted to certain employees under the 1993 Stock Incentive Plan with the same terms as the TSOs granted in 2000 under the 1998 Incentive Plan as described and defined below. Options granted to non-employee directors were exercisable in full commencing on the date of grant and were scheduled to expire on the tenth anniversary of the date of the grant.

In February 2003, the Company's Board of Directors recommended the adoption of the Company's 2003 Incentive Stock Plan, to replace the 1993 Stock Incentive Plan. The 2003 Incentive Stock Plan, which was approved by the shareholders at the May 2003 annual meeting, provides for the issuance of up to 9,000,000 shares of Common Stock.

(Dollars in thousands, except for per share amounts)

A summary of the status of options granted under the Company's 1993 Stock Incentive Plan and the 2003 Incentive Stock Plan as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is presented below.

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,590,309	$ 12.45	1,629,657	$ 10.64	2,226,957	$ 10.45
Granted	760,500	$ 16.96	612,000	$ 15.84	639,000	$ 11.32
Exercised	(845,922)	$ 12.28	(642,048)	$ 11.13	(1,050,000)	$ 10.53
Forfeited	(22,800)	$ 11.76	(9,300)	$ 9.99	(186,300)	$ 11.36
Outstanding at end of year	1,482,087	$ 14.86	1,590,309	$ 12.45	1,629,657	$ 10.64
Exercisable at end of year	234,087	$ 13.67	586,809	$ 10.93	652,500	$ 10.17
Options available for future grants	8,971,500		3,876,642		4,479,342	
Weighted average per share fair value of options granted during the year		$ 1.33		$ 1.21		$ 1.02

The following table summarizes information about stock options outstanding pursuant to the 1993 Stock Incentive Plan and the 2003 Incentive Stock Plan at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable At 12/31/03	Weighted Average Exercise Price
$ 9.27 - $ 10.73	101,757	6.0 years	$ 10.16	41,757	$ 10.41
$ 11.32 - $ 13.58	474,330	7.2 years	$ 12.04	132,330	$ 12.38
$ 16.68 - $ 17.09	882,000	8.9 years	$ 16.74	36,000	$ 16.82
$ 20.20 - $ 21.96	24,000	9.6 years	$ 21.74	24,000	$ 21.74
	1,482,087	8.2 years	$ 14.86	234,087	$ 13.67

1998 INCENTIVE PLAN General Growth also has an incentive stock plan entitled the 1998 Incentive Stock Plan (the "1998 Incentive Plan"). Under the 1998 Incentive Plan, stock incentive awards in the form of threshold-vesting stock options ("TSOs") may be granted to employees. The exercise price of the TSOs to be granted to a participant will be the Fair Market Value ("FMV") of a share of Common Stock on the date the TSO may be granted. The threshold price (the "Threshold Price") which must be achieved in order for the TSO to vest will be determined by multiplying the FMV on the date of grant by the Estimated Annual Growth Rate (currently set at 7% in the 1998 Incentive Plan) and compounding the product over a five-year period. Shares of the Common Stock must achieve and sustain the Threshold Price for at least 20 consecutive trading days at any time over the five years following the date of grant in order for the TSO to vest. TSOs granted may have a term of up to 10 years but must vest within 5 years of the grant date in order to avoid forfeiture. Increases in the price of the Common Stock since the respective grant dates caused the TSOs granted in 1999, 2000 and 2001 to become vested in 2002 and the TSOs granted in 2002 and 2003 to become vested in 2003 as detailed below. The vesting of the TSOs resulted in the recognition of approximately $14,908 and $11,818 of compensation expense in the years ended December 31, 2003 and 2002 respectively. The aggregate number of shares of Common Stock which may be subject to TSOs issued pursuant to the 1998 Incentive Plan may not exceed 6,000,000, subject to certain customary adjustments to prevent dilution.

(Dollars in thousands, except for per share amounts)

The following is a summary of the options under the 1998 Incentive Plan that have been awarded as of December 31, 2003:

	TSO Grant Year				
	2003	**2002**	**2001**	**2000**	**1999**
Exercise price	$ 16.77	$ 13.58	$ 11.58	$ 9.99	$ 10.56
Threshold Vesting Stock Price	$ 23.52	$ 19.04	$ 16.23	$ 14.01	$ 14.81
Fair value of options on grant date	$ 1.31	$ 1.13	$ 0.74	$ 0.50	$ 0.45
Original Grant Shares	900,000	779,025	989,988	753,090	941,892
Forfeited at December 31, 2003	(56,928)	(117,987)	(142,011)	(168,726)	(281,985)
Vested and exchanged for cash at December 31, 2003	(549,594)	(495,693)	(610,011)	(438,288)	(460,623)
Vested and exercised at December 31, 2003	(89,664)	(81,486)	(166,341)	(141,000)	(187,218)
1998 Incentive Plan TSOs outstanding at December 31, 2003	203,814	83,859	71,625	5,076	12,066

The fair value of each option grant for 2003, 2002 and 2001 for the 1993 Stock Incentive Plan, the 2003 Incentive Stock Plan and the 1998 Incentive Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	**2002**	**2001**
Risk-free interest rate	4.28%	4.49%	4.79%
Dividend yield	6.21%	6.37%	6.46%
Expected life	9.9 years	7.6 years	4.6 years
Expected volatility	16.95%	19.57%	19.48%

EMPLOYEE STOCK PURCHASE PLAN During 1999, General Growth established the General Growth Properties, Inc. Employee Stock Purchase Plan (the "ESPP") to assist eligible employees in acquiring a stock ownership interest in General Growth. A maximum of 1,500,000 shares of Common Stock is reserved for issuance under the ESPP. Under the ESPP, eligible employees make payroll deductions over a six-month purchase period, at which time the amounts withheld are used to purchase shares of Common Stock at a purchase price equal to 85% of the lesser of the closing price of a share on Common Stock on the first or last trading day of the purchase period. Purchases of stock under the ESPP are made on the first business day of the next month after the close of the purchase period. As of January 2, 2004, an aggregate of 870,569 shares of Common Stock have been sold under the ESPP, including 76,055 shares for the purchase period ending December 31, 2003 which were purchased at a price of $17.98 per share.

RESTRICTED STOCK In September 2002 and February 2003, certain officers were granted an aggregate of 150,000 and 105,000 shares, respectively, of restricted Common Stock pursuant to the 1993 Stock Incentive Plan. As the restricted stock represents an incentive for future periods, the compensation expense of approximately $3,245 for such restricted stock will be recognized ratably over the applicable vesting periods of the Common Stock (through September 2005 and February 2006, respectively). In addition, in February 2004, certain officers were granted an aggregate of 55,000 shares of Common Stock pursuant to the 2003 Stock Incentive Plan, subject only to a one-year restriction on sale. Accordingly, the Company will recognize the full compensation cost of approximately $1,701 in the first quarter of 2004.

MANAGEMENT SAVINGS PLAN The Company sponsors the General Growth Management Savings Plan and Employee Stock Ownership Plan (the "401(k) Plan") which permits all eligible employees to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Under the 401(k) Plan, the Company may make, but is not obligated to make, contributions to match the contributions of the employees. For the years ending December 31, 2003, 2002 and 2001, the Company has elected to make matching contributions of approximately $4,397, $4,196, and $3,851 respectively.

(Dollars in thousands, except for per share amounts)

NOTE 10 Distributions

PAYABLE On January 5, 2004, the Company declared a cash distribution of $.30 per share that was paid on January 30, 2004, to stockholders of record (2,081 owners of record) on January 15, 2004, totaling $65,193. Also on January 30, 2004, a distribution of $16,714 was paid to the limited partners of the Operating Partnership. As such declaration relating to the fourth quarter of 2003 did not occur until 2004, no amounts reflecting distributions payable to Stockholders have been accrued at December 31, 2003 in the accompanying consolidated financial statements.

On December 12, 2002, the Company declared a cash distribution of $0.24 per share that was paid on January 31, 2003, to stockholders of record (1,762 owners of record) on January 6, 2003, totaling $44,937. Also on January 31, 2003, a distribution of $14,080 was paid to the limited partners of the Operating Partnership. Also on December 12, 2002, the Company declared the fourth quarter 2002 preferred stock dividend, for the period from October 1, 2002 through December 31, 2002, in the amount of $0.4531 per share, payable to preferred stockholders of record on January 6, 2003 and paid on January 15, 2003. As described in Note 1, such preferred stock dividend was in the same amount as the Operating Partnership's distribution to the Company of the same date with respect to the PIERS Preferred Units held by the Company.

NOTE 11 Network Discontinuance Costs

During 2000 and 2001, the Company installed a broadband wiring and routing system that provides tenants at the Company's properties with the supporting equipment (the "Broadband System") to allow such tenants and mall locations to arrange high-speed cable access to the Internet. Certain of the properties acquired subsequent to July 1, 2001 do not have such an installation.

Also during 2000 and 2001, the Company had also been engaged in Network Services development activities, an effort to create for retailers a suite of broadband applications to support retail tenant operations, on-line sales, and private wide area network services to be delivered by the Broadband System. The Company discontinued its Network Services development activities on June 29, 2001, as retailer demand for such services had not developed as anticipated.

The discontinuance of the Network Services development activities resulted in a non-recurring, pre-tax charge to 2001 earnings of $66,000. The $66,000 charge was comprised of an approximately $11,800 reduction in the carrying value of equipment that was intended to allow tenants access to the Network Services applications and approximately $54,200 in the write-off of capitalized Network Services development costs including approximately $9,600 in reserves for future costs and/or settlements of disputes with vendors. Reductions have subsequently been made in the Network discontinuance reserve as settlement discussions are continuing with other vendors and the Company has and will continue to reduce the Network discontinuance reserve as additional settlements are agreed to, which are currently expected to be fully settled in 2004 or 2005. The Company believes the remaining reserved amount is adequate to satisfy any remaining potential liabilities. The Company's investment in the Broadband System, which is comprised primarily of mall equipment and mall wiring, has been retained by the Company. The Company has a net carrying investment of approximately $32,800 in the Broadband System as of December 31, 2003. This net investment has been reflected in buildings and equipment and investment in Unconsolidated Real Estate Affiliates in the accompanying consolidated financial statements.

NOTE 12 Commitments and Contingencies

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any that may ultimately result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

The Company leases land or buildings at certain properties from third parties. The leases generally provide for a right of first refusal in favor of the Company in the event of a proposed sale of the property by the landlord. All of the Company's ground leases with such third party landlords are classified as operating leases as none of the criteria that would require classification as a capital lease are present in such ground leases. Accordingly, rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. Rental expense including participation rent related to these leases was $2,467, $1,642 and $664 for the years ended December 31, 2003, 2002 and 2001, respectively.

From time to time the Company has entered into contingent agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of developments, completion and occupancy of the project.

(Dollars in thousands, except for per share amounts)

The following table aggregates the Company's contracted obligations and commitments subsequent to December 31, 2003:

Contracted Obligations

	2004	2005	2006	2007	2008	Subsequent	Total
Long-term debt	$ 449,439	$ 363,691	$1,230,975	$ 557,357	$1,460,849	$2,587,179	$ 6,649,490
Retained Debt	4,050	7,822	31,270	168,403	199	10,911	222,655
Ground leases	2,469	2,455	2,417	2,384	2,373	87,010	99,108
Total	$ 455,958	$ 373,968	$1,264,662	$ 728,144	$1,463,421	$2,685,100	$ 6,971,253

NOTE 13 Recently Issued Accounting Pronouncements

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses the financial accounting and reporting for asset retirement costs and related obligations and was adopted by the Company on January 1, 2003. The Company does not believe the impact of the adoption of SFAS 143 on its current or future operations or financial results will be significant.

In February 2002, the FASB announced the rescission of Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Generally, such rescission has the effect of suspending the treatment of debt extinguishment costs as extraordinary items. The rescission is effective for the year ended December 31, 2003. Accordingly, in the comparative statements presented in 2003, the Company has reclassified to other interest costs approximately $1,343 and $14,022 of debt extinguishment costs recorded in 2002 and 2001, respectively, that had been classified under then current accounting standards as extraordinary items.

On November 25, 2002, the FASB published Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") prescribes the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees it has issued. FIN 45 also reaffirms that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for the Company's December 31, 2002 consolidated financial statements. As the Company does not typically issue guarantees on behalf of its unconsolidated affiliates or other third-parties, the adoption of FIN 45 did not have a significant impact on the Company's financial statements or disclosures.

In January 2004, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIEs"), to improve financial reporting of special purpose and other entities. The Company has adopted FIN 46 as of December 31, 2003. Certain VIEs that are qualifying special purpose entities ("QSPEs") will not be required to be consolidated under the provisions of FIN 46. In addition, FIN 46 expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. The Company has certain special purpose entities, primarily created to facilitate the issuance of its commercial mortgage-backed securities (Note 5) and other securitized debt or to facilitate the tax-increment financing of certain improvements at its properties. Because these special purpose entities are QSPEs, which are exempted from consolidation, these special purpose entities are not required to be consolidated in the Company's consolidated financial statements. As the Company's Unconsolidated Real Estate Affiliates constitute businesses (as defined in FIN 46) or have operating agreements granting the independent third-party joint venturers substantive participating rights, the implementation of FIN 46 did not result in the consolidation of any previously unconsolidated affiliates.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. The Company did not enter into new financial instruments subsequent to May 2003 which would fall within the scope of this statement. No transactions, arrangements or financial instruments of the Company have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the indefinite life of the joint venture arrangements. Accordingly, even if the effectiveness of the measurement and classification provision of these paragraphs is no longer postponed, the Company does not expect that it will be required to reclassify the liquidation amounts of such minority interests to liabilities.

(Dollars in thousands, except for per share amounts)

NOTE 14 Pro Forma Financial Information (Unaudited)

Due to the impact of the acquisitions made or committed to during 2001, 2002 and 2003 as described in Note 3, historical results of operations may not be indicative of future results of operations. The pro forma condensed consolidated statement of operations for the year ended December 31, 2003 includes adjustments for the acquisitions made or committed to during 2003 as described in Notes 3 and 4 as if such transactions had occurred on January 1, 2003. The pro forma condensed consolidated statement of operations for the year ended December 31, 2002 includes adjustments for the acquisitions made or committed to during 2003 plus the acquisitions made in 2002 (as described in Notes 3 and 4), as if such transactions had occurred on January 1, 2002. The pro forma condensed consolidated statement of operations for the year ended December 31, 2001 includes the 2003 and 2002 acquisitions described above plus the 2001 acquisitions (as described in Notes 3 and 4), as if all such transactions had occurred on January 1, 2001. The pro forma information is based upon the historical consolidated statements of operations excluding extraordinary items, cumulative effect of accounting change and income (loss) from discontinued operations and does not purport to present what actual results would have been had the acquisitions, and related transactions, in fact occurred at the previously mentioned dates, or to project results for any future period.

Pro Forma Financial Information	Year Ended December 31, 2003	2002	2001
Revenues:			
Minimum rent	$ 899,450	$ 855,980	$ 803,660
Tenant charges	427,674	409,191	389,979
Other	122,460	120,332	101,524
Total revenues	1,449,584	1,385,503	1,295,163
Expenses:			
Real estate taxes	105,495	97,481	96,245
Other property operating	442,598	415,764	446,455
Depreciation and amortization	261,620	245,042	229,297
Total Expenses	809,713	758,287	771,997
Operating Income	639,871	627,216	523,166
Interest expense, net	(317,534)	(318,992)	(357,921)
Income allocated to minority interests	(125,343)	(123,488)	(84,724)
Equity in income of unconsolidated affiliates	87,784	78,770	67,884
Pro forma income from continuing operations[a]	284,778	263,506	148,405
Pro forma convertible preferred stock dividends	(13,030)	(24,467)	(24,467)
Pro forma income from continuing operations available to common stockholders[a]	$ 271,748	$ 239,039	$ 123,938
Pro forma earnings from continuing operations per share - basic[b]	$ 1.35	$ 1.28	$ 0.78
Pro forma earnings from continuing operations per share - diluted[b]	$ 1.32	$ 1.24	$ 0.78

(a) The pro forma adjustments include management fee and depreciation modifications and adjustments to give effect to the acquisitions activity described above and does not include extraordinary items or the 2001 cumulative effect of accounting change.

(b) Pro forma basic earnings per share are based upon weighted average common shares of 200,874,295 for 2003, 186,543,849 for 2002 and 158,534,463 for 2001, presented on a post-split basis (Note 1). Pro forma diluted per share amounts are based on the weighted average common shares and the effect of dilutive securities (stock options and, for 2002 and 2003 only, PIERS) outstanding of 215,078,600 for 2003, 212,553,009 for 2002 and 158,719,647 for 2001.

(Dollars in thousands, except for per share amounts)

NOTE 15 Quarterly Financial Information (Unaudited)

Year Ended December 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 273,887	$ 284,687	$ 327,365	$ 384,789
Operating income	109,814	116,754	143,680	183,084
Income from continuing operations	48,254	51,003	60,822	99,387
Income from discontinued operations	3,334	—	611	—
Net income available to common stockholders	45,511	44,050	61,433	99,387
Earnings from continuing operations-basic[b]	0.22	0.23	0.29	0.46
Earnings from continuing operations-diluted[b]	0.22	0.23	0.28	0.46
Earnings from discontinued operations-basic[b]	0.02	—	—	—
Earnings from discontinued operations-diluted[b]	0.02	—	—	—
Earnings per share-basic[a][b]	0.24	0.23	0.29	0.46
Earnings per share-diluted[a][b]	0.24	0.23	0.28	0.46
Distributions declared per share[b]	$ 0.24	$ 0.24	$ 0.00	$ 0.30
Weighted average shares outstanding (in thousands)-basic[b]	187,785	188,623	210,889	215,785
Weighted average shares outstanding (in thousands)-diluted[b]	213,696	189,386	215,264	216,790

Year Ended December 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 203,137	$ 209,619	$ 257,456	$ 306,464
Operating income	85,005	88,784	116,122	139,479
Income from continuing operations	37,212	40,378	50,492	80,123
Income from discontinued operations	323	435	92	203
Net income available to common stockholders	31,418	34,696	44,467	74,210
Earnings from continuing operations-basic[b]	0.17	0.18	0.24	0.40
Earnings from continuing operations-diluted[b]	0.17	0.18	0.24	0.38
Earnings from discontinued operations-basic[b]	—	—	—	—
Earnings from discontinued operations-diluted[b]	—	—	—	—
Earnings (loss) per share-basic[a][b]	0.17	0.18	0.24	0.40
Earnings (loss) per share-diluted (a) (b)	0.17	0.18	0.24	0.38
Distributions declared per share[b]	$ 0.22	$ 0.22	$ 0.24	$ 0.24
Weighted average shares Outstanding (in thousands)-basic[b]	185,936	186,411	186,732	187,082
Weighted average shares Outstanding (in thousands)-diluted[b]	186,311	186,879	187,272	213,256

(a) Earnings (loss) per share for the four quarters do not add up to the annual earnings per share due to the issuance of additional stock during the year.

(b) Due to the three-for-one stock split effective December 5, 2003, all share and per share amounts have been reflected on a post-split basis.

Directors and Officers

Directors

MATTHEW BUCKSBAUM, 78
Founder and Chairman

JOHN BUCKSBAUM, 47
Chief Executive Officer

ALAN S. COHEN, 43
Vice President
Marketing
Airespace, Inc.
San Jose, California

ANTHONY DOWNS, 73
Senior Fellow
The Brookings Institution
Washington, D.C.

BERNARD FREIBAUM, 52
Executive Vice President and
Chief Financial Officer

ROBERT MICHAELS, 60
President and
Chief Operating Officer

FRANK S. PTAK, 60
Vice Chairman
Illinois Tool Works Inc.
Glenview, Illinois

JOHN T. RIORDAN, 66
Ex-officio Trustee of
the International Council
of Shopping Centers
Cotuit, Massachusetts

BETH STEWART, 47
Chief Executive Officer
Storetrax.com
Rockville, Maryland

Officers

MATTHEW BUCKSBAUM
Founder and Chairman

JOHN BUCKSBAUM
Chief Executive Officer

ROBERT MICHAELS
President and
Chief Operating Officer

BERNARD FREIBAUM
Executive Vice President and
Chief Financial Officer

JEAN SCHLEMMER
Executive Vice President
Asset Management

JOEL BAYER
Senior Vice President and
Chief Investment Officer

JOHN BERGSTROM
Senior Vice President
Development

RONALD L. GERN
Senior Vice President
and Assistant Secretary

MARSHALL E. EISENBERG
Secretary

Corporate Information

Corporate Office
110 North Wacker Drive
Chicago, Illinois 60606
(312) 960-5000

Employees
3,850

Registrar and Transfer Agent and Shareowner Services Department
For information about the Dividend Reinvestment and Stock Purchase Plan, please contact:

Mellon Investor Services, LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, New Jersey 07606

You may contact the Administrator at
(888) 395-8037 or www.mellon-investor.com
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD for Foreign Shareholders: (201) 329-8354

Independent Accountants
Deloitte & Touche LLP
Chicago, Illinois

Annual Meeting
The Annual Meeting of Stockholders of General Growth Properties, Inc. will be held on May 5, 2004, at General Growth Properties, 110 North Wacker Drive, Chicago, Illinois, at 9 a.m. CT.

Form 10-K
Readers who wish to receive, without charge, a copy of Form 10-K as filed with the Securities and Exchange Commission should call (866) 818-9933 or, visit our website at www.generalgrowth.com and refer to our financial downloads page in the Investment section.

Investor Relations Contact
Beth Coronelli
Vice President, Investor Relations

Common Stock Price and Dividends
Set forth below are the high and low sales prices per share of Common Stock for each such period as reported by the NYSE, and the distributions per share of Common Stock declared for each such period. Due to the three-for-one stock split effective December 5, 2003, all per share amounts have been reflected on a post-split basis.

2003 Quarter Ended	Price High	Price Low	Declared Distribution(*)
March 31	$ 18.40	$ 15.90	$ .24
June 30	$ 21.06	$ 17.83	$ .24
September 30	$ 24.03	$ 20.77	$ —
December 31	$ 28.03	$ 23.91	$ .30

2002 Quarter Ended	Price High	Price Low	Declared Distribution
March 31	$ 14.91	$ 12.67	$ .22
June 30	$ 17.00	$ 14.73	$ .22
September 30	$ 17.27	$ 13.78	$ .24
December 31	$ 17.43	$ 15.05	$ .24

2001 Quarter Ended	Price High	Price Low	Declared Distribution
March 31	$ 12.79	$ 11.00	$ .18
June 30	$ 13.12	$ 11.25	$ .18
September 30	$ 13.17	$ 10.93	$ .22
December 31	$ 13.50	$ 11.45	$ .22

(*) Reflects three dividend declarations in 2003, as the fourth quarter dividend of $ .30 was declared in January 2004.

Common Stock Price and Dividends
New York Stock Exchange
New York, New York

NYSE Symbol: GGP (Common)

2054

where no mall has gone before!





Designed by Conyers Design, Inc.
Printed by Litho Inc

General Growth Properties, Inc.

110 North Wacker Drive
Chicago, Illinois 60606
(312) 960-5000

www.generalgrowth.com